SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2011

TEFRON LTD.
 (Translation of registrant's name into English)

Ind. Center Teradyon, P.O. Box 1365, Misgav 20179, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

Attached hereto and incorporated by reference herein is an unofficial translation from Hebrew of the Registrant's annual report for the year ended December 31, 2010, as filed with the Israeli Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.’s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEFRON LTD. (Registrant)

By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Chief Financial Officer

By:	/s/ Hanoch Zlotnik
Name: Hanoch Zlotnik
Title: Treasurer

Date: April 28, 2011

Tefron Ltd.

Periodic Report for 2010

March 31, 2011

Part A	-	Description of the Corporation's Business

Part B	-	Board of Directors' Report on the State of the Corporation as at December 31, 2010

Part C	-	Financial Statements

Unofficial Translation

Part 1 – Description of General Developments in the
Company’s Business

1.1.	Introduction

The Board of Directors of Tefron Ltd. is pleased to present the Description of the Company's Business as of December 31, 2010, which reviews the Company's Description and the development of its business in 2010 (hereinafter "The Report Period"). The Report was prepared in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970. The financial data included in the report are in dollars, unless stated otherwise. The data in this report, stated to be correct at the Report Date, are updated to March 15, 2011.

The nature of the information in this periodic report, including a description of material transactions, was examined from the Company's point of view, and in some cases the description was expanded so as to give a comprehensive picture of the topic described.

All parts of this periodic report should be read together.

1.2.	Key

For convenience, in this periodic report the following abbreviations have the meanings appearing alongside them:

Dollar:	The US dollar;
TASE:	The Tel Aviv Stock Exchange Ltd.;
Tefron:	Tefron Ltd.;
Hi-Tex:	Hi-Tex Founded by Tefron Ltd., a private company registered in Israel, wholly-owned by Tefron;
Macro:	Macro Clothing Ltd., a private company registered in Israel, wholly-owned (100%) by Tefron;
Al Mesira:	Al Mesira Textile Company Ltd., a private company registered in Jordan, wholly-owned (100%) by Tefron through Tefron USA Inc.;
Tefron USA:	Tefron USA Inc., a private company registered in Delaware, wholly-owned (100%) by Tefron US Holding Inc., which is wholly-owned by the Company;
Nouvelle:	Intimes Nouvelle Seamless Inc. A private company incorporated in Canada, owned by the Lieberman family
Nouvelle Seamless USA:	Nouvelle Seamless USA Inc., a private company registered in the state of Delaware USA, wholly owned (100%) by Nouvelle;

The Group / the Company/ the Corporation:	Tefron, Hi-Tex, Macro, Tefron USA, Al Mesira, Tefron HK, Tefron UK;
The Companies Law:	The Companies Law, 5759 – 1999;
The Securities Law:	The Securities Law, 5728 – 1968;
The Company’s ordinary shares:	The Company's ordinary shares with a nominal value of NIS 10 each after reverse stock split;
The Income Tax Ordinance:	The Income Tax Ordinance (New Version), 5721 – 1961;
NIS :	New Shekel;
Norfet:	Norfet Limited Partnership;
NYSE or the New York Stock Exchange:	New York Stock Exchange, the New York Stock Exchange in the United States;
OTC:	OTC Bulletin Board in the United States.

1.3.	The Corporation's operations and description of its business development

1.3.1.	General -

Tefron was incorporated in Israel in 1977 as a private company under the Companies Ordinance [New Version], 5243 – 1983, and its operations are managed and controlled from Israel. The Company's production operations are conducted in plants located in Israel, Jordan, and the Far East. The Company focuses on the development, production, marketing and sales of intimate apparel, active-wear, swimwear and beachwear sold worldwide by such name-brand marketers as: Victoria's Secret, Wal-Mart, Calvin Klein, GAP, Patagonia, Reebok, Hanes Brands Industries, TJ.Maxx and other brands well-known in the USA and in Europe. The Company's products include active-wear, bras, undershirts, intimate apparel, shirts, leotards, body shapers, nightclothes, socks, leggings, swimsuits, beachwear and accessories, including active-wear and lingerie. The Company uses its advanced production capabilities to supply its customers with competitively priced fashionable and trendy products in its field of operations.

On December 30, 2010 the Company closed the deal to purchase Nouvelle's operations in the women's intimate apparel field manufactured with seamless technology. A total of $5,813,000 was also invested in the Company by various investors.

On December 24, 2010 the Company signed an amendment to the Bank Agreement for the provision of an additional five (5) million US dollars credit, part of the Company's preparations for closing the deal with the investors.

The amendment follows an agreement the Company signed with the banks on March 2, 2010 to restructure the credit facilities provided to it by the banks (hereinafter: "the Bank Agreement"). As part of the Bank Agreement, the Company raised four (4) million dollars gross in March 2010 with a rights offering and a supplementary private placement to Norfet and companies on its behalf (hereinafter: "Norfet”)

During Q1 2010, the Company initiated its turnaround plan to restore the Company to profitability. For more information, see 1.3.8 below.

Arrangements with the Company's lending banks and capital raising

On March 2, 2010 the Company signed an agreement with the three banks with which the Company is connected through financing agreements (Bank Leumi le-Israel, Bank Discount le-Israel, and Bank Hapoalim) that regulates the Company's conduct vis-à-vis the banks, including a restructuring of the credit the banks had provided the Company (hereinafter: “the Bank Agreement”). As part of the Bank Agreement the Company undertook, inter alia, to make a rights offering and/or a private placement of shares in which an additional amount of not less than 4 million dollars would be invested in the Company’s equity capital. For more information see the Company’s immediate reports of January 6, 2010 (ref: 2010-01-346200) and March 3, 2010 (ref: 2010-01-401277).

After Norfet Limited Partnership notified the Company that it could not participate in the rights offering because of regulatory restrictions, the Company chose to raise said sum through a combination of a rights offering and a supplementary private placement to Norfet, with Norfet undertaking to invest in the Company against the private placement of shares, an amount that would bring the total amount raised in the rights offering and the private placement to Norfet to four (4) million dollars.

In February 2010 the General Meeting of the Company’s shareholders accordingly approved the private placement of the Company’s shares to Norfet (hereinafter: "the Private Placement") for $3.8 a share (the same price as for a share in the rights offering) provided that Norfet's percentage holding immediately after the Private Placement would not exceed 45% of the Company's issued and paid-up share capital (for more information see the Company's immediate reports of February 11, 2010 (ref: 2010-01-381624) and February 24, 2010 (ref: 2010-01-393966)).

The Company also published a shelf prospectus and a prospectus for a rights offering in Israel as well as a prospectus for a rights offering in the US, under which the Company’s shareholders1 were offered up to 1,578,975 of the Company’s ordinary shares for $3.8 a share.

1 Excluding: a) Norfet, FIMI Opportunity Fund Limited Partnership and FIMI Israel Opportunity Fund Limited Partnership that undertook not to exercise and not to sell the rights given to them and in return took a share in the above private placement; and (b) Tefron Holdings (98) Ltd. that also undertook not to exercise and not to sell the rights given to it.

The Company raised a total of $US2,867T from shareholders in the rights offering against an allocation of 754,384 of the Company's ordinary shares.

The Company raised an additional $1,133T from the private placement, received from Mivtach Shamir Holdings Ltd. (one of the partners in Norfet) and Ta-Top Limited Partnership (a sister company of Norfet) in equal proportion against an allocation of 149,124 of the Company's ordinary shares to each, such on completion of the rights offering and the Private Placement, each held 4.7% of the Company's issued and paid up share capital. Immediately on completion of the rights offering and the Private Placement, Norfet, Mivtach Shamir Holdings Ltd. and Ta-Top Limited Partnership together held 24% of the Company's issued and paid up share capital.

Overall, the Company raised four (4) million dollars gross in the rights offering and the Private Placement.

On December 24, 2010 the Company signed an amendment to the Bank Agreement, for the provision of an additional five (5) million dollars credit, part of the Company's preparations for closing the deal with the investors. For more information see the Company's immediate report of December 26, 2010 (ref: 2010-01-729861).

On December 29, 2010, a special meeting of the Company's shareholders approved the deal in which, inter alia, the Company acquired the operations of Nouvelle's women's intimate apparel field, manufactured with seamless technology, against a private placement to Nouvelle of 600,000 of the Company's ordinary shares, which immediately after the allocation were 9.2% of the Company's issued and paid up share capital and the voting rights in it (7.9% with full dilution). $US5,813,000 was also invested in the Company by:  (i) Litef Holdings Inc. (hereinafter "Nouvelle Investors"); ii) Mivtach Shamir Holdings Ltd (hereinafter "Mivtach Shamir"); (iii) Zilkha Partners, L.P; (iv) Fima Trust; and (v) Rimon Investments Master Fund L.P. (hereinafter jointly: "the Investors" and "the Deal" respectively).

On December 30, 2010 the Deal was closed and the Company accordingly allocated the Company's ordinary shares to the Investors constituting 51.5% of the Company's issued and paid up share capital and the voting rights in it (50.4% with full dilution) against $US5,813,000 that was transferred to the Company. See Note 18 to the Financial Statements, Part C of this Report and see the Company’s immediate report of December 23, 2010 (ref:  2010-01-728055) concerning the calling of a general meeting of the Company’s shareholders on the agenda of which was, inter alia, the acquisition of the Nouvelle operations and an investment of $5.8M in the Company. Said immediate report is included in this periodic report by way of a reference.

1.3.2.	Fields of operations and product lines

The Company has two main fields of operations that comprise accounting segments:

The seamless field:2 in this field, the Company develops, designs, manufactures, markets and sells seamless products with unique characteristics that support the activities for which they are intended, as intimate apparel, upper garments, and active-wear for women and men. manufactured using advanced technology.

The Cut & Sew field: in this field the Group develops, designs, manufactures and sells intimate apparel, swimsuits and active-wear manufactured using a Cut & Sew method. The work process using this method includes production in a number of stations (knitting, cutting, dyeing, and sewing).

The Company's products are designed and developed primarily in Israel and manufactured in the Company's plant in Israel and Jordan, or with sub-contractors in Israel, Jordan and the Far East – according to product type and complexity of production. As a result of changes in the business environment, including continuing erosion of prices and stiffening competition, the Company is relocating its non high-tech manufacturing operations as far as possible to countries outside of Israel where manufacturing costs, including labor costs, are lower. Thus most of the sewing of intimate apparel and active-wear is now done in Jordan. For the last three years the Company has been manufacturing traditional products of no special production complexity through sub-contractors in the Far East, including India, China and Vietnam. The Company manufactures its swimwear and beachwear through sub-contractors, mainly in China and Cambodia.

The Company has three production lines: active-wear, intimate apparel products, and swim and beachwear. The intimate apparel and active-wear product lines are partly Cut & Sew field and partly seamless. The swimwear product lines are Cut & Sew only.

1.3.3.
The Group has long-term relationships with most of its customers, some of which have a significant market share in certain clothing categories in the countries in which they operate. The Group's marketing strategy is based on its ability to offer its customers full product planning, development and production services, including inter alia. the design, development and manufacture of products tailored to the specific requirements of each client, using advanced production technologies and providing production capacity for supplying a wide range of products. However, due to the global economic crisis and the operating difficulties, as explained in 1.3.8 below, the Company is coping with a significant reduction in the level of orders from a number of important clients to which it has supplied its products for a number of years. The Company is making a great effort to maintain its relationships with these customers and increase the level of orders.

2 Seamless products are manufactured using technologies that allow by one continuous knitting action to knit almost the entire garment from the appropriate yarn, after which the product is dyed and finished and undergoes a reduced amount of sewing.

1.3.4.
The Company's innovativeness and uniqueness are reflected in special production technologies in each of its fields of operations, in the development of new products made from high quality and innovative cloth and from special yarn developed by the Company, including performance supporting yarn. For more information about the unique technology the Company uses in each of its fields of operations and the Company's competitive advantage in each, see 3.6 and 3.15 below, respectively.

1.3.5.	Listing for trading on the NYSE and TASE

In 1997 an initial public offering of the Company's shares was made on NYSE, the Company went public and its shares were listed for trading. In September 2005, the Company listed its shares for trading on the TASE, parallel to the trading of its shares on the NYSE.

On December 22, 2008, the Company's shares were delisted from trading on     the New York Stock Exchange due to non-compliance with NYSE maintenance rules, and from the beginning of 2009 the Company shares started trading on the OTCBB3. Accordingly, as from March 1, 2009, the Company reports according to Chapter F of the Securities Law, and this concurrently with reporting in accordance with the reporting obligations under the U.S. Security  Exchange Act of 1934 relating to a Foreign Private Issuer whose securities are held by the public. Since the delisting of the Company's shares on the NYSE, the Company is no longer subject to the directives of the NYSE.

1.3.6.	Milestones in the Company's operations

In 1990 the Company first marketed its body sized cotton intimate apparel with applicated elastics.

In 1997 Hi-Tex was established, wholly-owned by Tefron, and the Group started production on its seamless products.

During 1999 Tefron acquired full ownership of an American company whose name was later changed to Tefron USA Inc. (hereinafter: "Tefron USA"), which is engaged in the production of seamless products and medical clothing products.

In 2001 the Company began a major transfer of the sewing operations of its various products to Jordan.

During 2002 the Company reorganized Tefron USA including a spin-off of the health textile products division, and established a business partnership with a strategic investor in the field of health textile products - AlbaHealth Inc. (hereinafter: "AlbaHealth"). In addition, in 2002 the Company began to consolidate the seamless production operations of Tefron USA with the production operations of Hi-Tex in Israel, a process which was completed in the second quarter of 2003.

3 The OTCBB (Over The Counter Bulletin Board)is an electronic quotations system that displays quotes, prices and trading volumes of securities traded over the counter in real time and not in one of the stock exchanges in the U.S.

In 2003 the Company acquired Macro Ltd. which manufactures, develops, markets and sells swimwear and beachwear.

In 2003 the Company began implementing a strategy to increase the number of its product lines, including its active-wear products in order to expand the range of products it has on offer, and thus expand its customer base.

In 2004 the Company based part of its marketing operations on operations directed at customers in the active-wear field and launched the Sports Innovation Division to expand the Company's customer base in sports products, active-wear and performance product marketing.

In 2004 the Company also contracted with Norfet and Leber Partners L.P (hereinafter: "Leber") and raised $20M from them in a private placement. On December 22, 2005, Leber stopped being an interested party in the Company. As of the date of this report, the Company does not know of any contacts between Leber and any of the interested parties in the Company.

In 2006 Tefron USA sold its holdings in AlbaHealth to AlbaHealth (held by a third party unconnected with the Company). The Company received $11.75M in payment. For more information see 4.15 below (Material agreements).

On December 18, 2008, the Company published a proxy statement in which were proposed, inter alia, a reverse stock split of the Company's shares in the ratio 10:1 and a 40% increase in the Company’s registered capital. The Company's general meeting, convened on February 22, 2009, approved the reverse stock split of the Company's capital and it was implemented.

In 2008 there was a significant deterioration in the Company's financial results due. inter alia. to the global economic crisis and its repercussions. The Company therefore decided to implement a comprehensive turnaround plan in 2009 as described in 1.3.8 below.

In Q1 2010 the Company began to implement its turnaround plan as described in 1.3.8 below. On March 2, 2010 the Company signed an agreement with its three financing banks on a restructuring of the credit facilities provided to it by the banks and the injection of capital into the Company.

In March 2010 the Company raised four (4) million dollars gross in a rights offering to the public and a supplementary private placement to Mivtach Shamir Holdings Ltd. and Ta-Top  Limited Partnership, companies on Norfet's behalf. For details see 1.5.1 and 1.5.2 below.

On December 24, 2010 the Company signed an amendment to the Bank Agreement for the provision of an additional five (5) million US dollars credit, part of the Company's preparations for closing the deal with the investors. See Note 13 to the Financial Statements, Part C of this Report.

On December 30, 2010 the Company closed deal to acquire the operations of Nouvelle's women's intimate apparel field, manufactured with seamless technology, against a private placement to Nouvelle of 600,000 of the Company's ordinary shares. $5,813,000 was also invested in the Company by various investors. See 1.5.3 below.

1.3.7.	Structure of the Company's holdings in the material subsidiaries on December 31, 2010:

Flowchart of holdings

Following is a flowchart of the Company's holdings structure:

Dong Guang Macro Clothing Limited

Tefron Holdings (98) Ltd.

Tefron
UK Limited

Tefron
Macro
HK

Tefron USA, Inc

Hi-Tex Founded by Tefron Ltd.

El Masira Textile Company Ltd.

New Net Industries Ltd.

Macro Clothing Ltd.

Tefron US
Holdings, Corp

Tefron Ltd

1.3.8.	Changes in the Corporation's business

In Q1 2010, the Company began to implement a turnaround plan with a view to restoring the Company to profitability. The turnaround plan included recruiting a new CEO, new management members and key personnel, establishing professional teams in the key fields described below, setting precise operational and commercial targets leading to an improvement in the Company’s performance which as a consequence, restores customers’ faith, regular follow-up of progress in all fields of operations, and raising capital to finance the Company’s operations (hereinafter: "the Turnaround Plan"). The turnaround plan continued at full throttle throughout 2010, and the Company estimates that the full effect of its implementation will be felt from Q1 2011. The Company also estimates that the overall contribution of the turnaround plan, after neutralizing the effect of the reduction in the volume of operations, was in excess of $10M in 2010.

The Turnaround plan includes the following main elements:

a.
A substantial improvement in lead times for customers’ orders by putting an emphasis on planning, administrative focusing on customer targets, dealing with main root problems with product quality and operational bottlenecks. Since the end of Q2 2010 the Company has been measuring a high and consistent level of meeting lead times for supply to customers of more than 95%. This is compared to an average percentage of 60% in meeting lead times in 2009.

b.
Further dealing with and reducing the level of production waste, including quality waste and logistic waste. The measures taken also include the analysis and identification of root problems in knitting, fixation, dyeing and sewing, improvement in quality control in the early production stages, measuring and managing waste at production floor level and in the various work stations, as well as improvement and optimization of quantity planning to reduce logistical waste. Since the end of Q2 2010 the Company has been measuring 40% less waste in production compared with 2008 and 2009.

c.
Efficiency measures on the Company's production floor by improving      efficiency and output levels mainly at the knitting and sewing stages. The efficiency measures include assessment and incentives for employees on the production lines according to relevant indexes and targets, changes in work processes, including streamlining and reducing the workforce, training employees, and increasing control over the production process. The Company measured a 20% improvement in efficiency in the second half of 2010 compared with the 2009 average. The Company also significantly reduced its payroll in 2010.

d.
Reducing acquisition costs, mainly of raw materials, finishing and ancillary materials by identifying additional alternative suppliers, mainly in South-East Asia, increasing competition among suppliers, and by developing products with cheaper substitute raw materials. Attention will also be paid to shipping, transportation and dispatch which are a significant component of the Company’s costs.

e.
Savings and efficiencies in the general and administrative items. In an effort to make said savings and efficiencies the Company signed an agreement with the owner of the property the factory occupies in Teradyon in Misgav under which, inter alia, the Company vacated some of the buildings and signed a new lease agreement for the remainder, as stated in 4.5 below. The agreement with the owner and the vacating of the Company’s headquarters building in Misgav led to annual savings of more than NIS 4M. The Company is also looking into all the expenses items and reducing them as far as possible.

f.
Examining and improving the costing process and the product and customer mix to prevent selling price erosion, discontinuing sales to overseas customers that make a negative contribution to the Company, and discontinuing the manufacture of products that are not profitable for the Company.

g.
Recruiting key personnel in the textile and clothing field in order to      expand the Company's know-how basis. As part of this process, Mr. Amit      Meridor was recruited as the Company's CEO. Mr. Amit Meridor brings      with him decades of management experience, 15 years of which were in the      textile company Nilit Ltd., a manufacturer of high quality yarn and fibers. For additional details of Mr. Amit Meridor and the terms of his employment, see the Company's Immediate Report of January 31, 2010 (Ref. No. 2010-01-361179) and of January 23, 2010 (Ref. No: 2010-01-362682) included in this report by way of reference. Moreover, on 5 July 2010, Mr. Arnon Tiberg was appointed to the post of Chairman of the Board. Mr. Tiberg has many years of proven managerial experience in different companies in the economy including a textile company in the Company’s field of operations. A new member of the management staff with a background in the field in which the Company operates and other key personnel were also added to the Company’s ranks during the year.

h.
Restructuring of the Company’s debt to the banks. For details of the agreements between the Company and its financing banks on the restructuring of the credit facilities and the additional credit, see note 13 to the Financial Statements, Part C of this Report. .

i.	Raising four (4) million dollars gross for the Company in a rights offering and a supplementary private placement during March 2010.

j.	Closing the deal to acquire Nouvelle's operations in the women's intimate apparel field manufactured with seamless technology and investment of US$5,813,000 in the Company by various investors.

The information on the turnaround plan, including the Company’s intention to return to profitability, reduce levels of waste, improve lead times in the supply of its products, reduce acquisition costs, and save general and administrative expenses is forward-looking information as defined in the Securities Law. Forward-looking information is information about the future that is uncertain, based on existing information or estimates, including the Company’s intentions or estimates on the date of publication of this Report or that is not dependent solely on the Company. This information, in whole or in part, may not be realized or realized differently inter alia for the following reasons: fluctuations in market conditions, competition, restrictions on the financing sources at the Company's disposal, difficulties implementing the plan, a drop in demand and customers' orders, erosion of the exchange rate of the dollar against other currencies, increases in raw material costs, an inflexible structure of Company expenses, and such like.

The turnaround plan mentioned above was implemented after the Company carried out an efficiency plan at the beginning of 2009 in view of the Company’s financial results inter alia because of the global financial crisis and operational difficulties the Company encountered.

The operational difficulties mentioned above were due to the transition to manufacturing a wide variety of new and complex products ordered by customers in smaller production batches than previously. As a result of these operational difficulties, there were increases in production costs and in the product waste level. Another result of the operational difficulties were delays in delivering the products to the customers. To reduce these delays the Company air freighted some of the orders to customers instead of sending them by sea, which led to a significant increase in the Company’s shipping expenses.

The operational difficulties came about and intensified gradually. They are a result of a gradual change in the behavior of a market becoming increasingly  more demanding, for both more complex products and more precise production. The difficulties and lack of customer tolerance increased during 2009 as a result of the global crisis, which began in the U.S where most of the Company's markets are located.

The efficiency plan that the Company carried out in 2009 included:

(1)
Efficiency in the production and control set-up by concentrating a number of production sites in fewer and larger production facilities. For this purpose, the Company stopped working with a number of small sewing workshops in Jordan and instead started working mainly with one large sewing workshop constructed in Jordan by a sub-contractor specially for this purpose. As of the date of this Report, the Company has completed the processes of concentrating these production sites.

(2)
The Company does a substantial part of its sewing work in Jordan through a self owned sewing facilities and through sub-contractors, due to the low wage costs in Jordan compared with Israel. To work with the sub-contractors, the Company leases them sewing machines it owns. This method of operation is a necessity in Jordan where the investments budget is lower than customary in the western world and does not permit the setting up of large plants without foreign investors such as the Company. Furthermore, the Company has tax advantages as a result of production in Jordan in the tax-free trading zone which is exempt from customs duties under the trading agreements with the U.S. and Europe.

(3)
The Company is examining the possibility of transferring another part of its manufacturing operations to countries where labor costs are low. Thus the Company published that it was negotiating with third parties to set up a joint venture in Egypt to manufacture products for the Company’s customers (for more information see the Company’s immediate report of June 15, 2009, reference No.: 2009-01-142995). The considerations weighed by the Company when it came to examine the operations in Egypt were (1) low costs of setting up and operating the manufacturing infrastructure; (2) low tax rates; (3)  rates of duty and free trade agreements with the U.S. which is a key market for the Company;(4)  low labor costs; and (5) strategic partnerships for setting up and managing operations. The Company cannot guarantee that its customers will not try to manufacture the Company's products through third parties, including by directly contacting subcontractors who are currently employed by the Company. Due to the resignation of the Company's CEO in November 2009 and developments with the banks, contacts between the parties were discontinued.

(4)
Improvement in the extent of use of the Company’s knitting capacity through a new arrangement of the machinery on the production floor and realignment of part of the human resources facilities on the production floor.

(5)	Reduction in the Company’s knitting costs by cutting wages across the board by up to 15% (which has been done) and efforts by the acquisitions department to reduce raw material costs.

(6)
Changes in development processes (to respond to production demands at the development stage) so that products in the development stages are processed through the production department to ensure their production feasibility.

(7)	Installing an advanced system of quality assurance with precise feedback for the production process.

(8)
Reduction of time lost between the various production stages. As part of this procedure, in Q2 2009 the Company brought back most of the pressing machines from Jordan to Israel. This step saved the transportation time needed for sending products to be pressed in Jordan and returning them to Israel for dyeing. The Company also keeps available, as far as possible, a basic yarn inventory, which contributes significantly to savings in yarn production and supply times. This reduction  means shorter lead times for the customer.

(9)
Reduction in production waste levels through tighter control procedures, adjusting production-floor workforce and the return of the pressing machines from Jordan as stated in sub-clause 8 above. These steps mean greater control of the process which translates into a decrease in waste.

(10)	15% reduction in Company’s manpower .

(11)
In addition, at the end of 2008 the Company closed its dyeing plant in Israel which had provided part of the dyeing operations of the Cut & Sew division. The number of cuts dyed in the dyeing factory was a small part of the Company's overall product dyeing operations. The Company transferred all its dyeing operations to sub-contractors in Israel with whom the Company has intensive and long-term commercial connections – including: Negev Textile (1987) Ltd.

To characterize the difficulties, from the development stage to the supply stage of the Company's various products and control the efficiency measures, the Company uses a number of indexes which include inter alia: (1) utilization indexes for the knitting and sewing processes; (2) percentages of waste in production; (3) measurement of lead times from order date to delivery date to the customer; and (4) levels of inventory being processed. All the above indexes showed improvement in 2009.

The Company had completed the implementation of its 2009 efficiency plan by the end of Q2 2009 which led to significant cost savings in 2009.

Transfer of operations from the Company to Hi-Tex – In order to streamline Company's management, its operations, and its interface with its customers and suppliers, in January 2009 the Group concentrated all the active-wear and intimate apparel operations in Hi-Tex and left the swimwear operations in Macro Ltd. For that end, the Company transferred 71% of its assets to Hi-Tex against an allocation of additional shares in Hi-Tex, pursuant to Section 104 of the Income Tax Ordinance. Since January 2009, contracts with all the Company's customers and most of its suppliers, in connection with intimate apparel and active-wear have been with Hi-Tex only – compared with the previous situation in which customers and suppliers had to make separate contracts with the Company and  Hi-Tex. As of the date of this Report, the Company is managing the operations of Hi-Tex, Macro and the other companies in the Group, with most of the assets and liabilities held by Hi-Tex and Macro, all of whose shares are owned by the Company

1.4.	Fields of operations

The Company has two fields of operation reported as business segments in its consolidated financial statements as at December 31, 2010: (a) The seamless field of operations; (b) The Cut & Sew field of operations (hereinafter jointly: "Fields of Operation"). Following is a short description of each of these fields of operation:

1.4.1.	The seamless knitting field

In this field, the Company designs, develops, manufactures, markets and sells seamless intimate apparel and active-wear for women and men, for customers in the U.S., Canada, Europe and the Far East.

1.4.2.	The Cut & Sew field

In this field, the Company designs, develops, manufactures, markets and sells intimate apparel and active-wear for men, women and children, mainly to large retail chains in the U.S., and companies with leading brands in the U.S.  In this field the Company also designs, develops, manufactures, markets and sells swimwear and beachwear to retail chains and companies with leading brands in the U.S., Europe and Israel.

1.5.	Investments in the Corporation's capital and transactions in its shares

In March 2010 and on December 30, 2010, as part of the arrangement with the Company's banks, the Company raised capital as follows:

1.5.1.
An allocation to the Company's shareholders4 of up to 1,578,975 of the Company's ordinary shares for $3.8 per share The shares were offered such that every shareholder holding 1.406 ordinary shares of the Company was entitled to 1 rights unit. 754,384 rights to purchase 754,384 ordinary shares were actually exercised in the rights offering and the Company raised a total of $2,867T from its shareholders.

1.5.2.
An extraordinary private placement to Mivtach Shamir Holdings Ltd. (one of the partners in Norfet) and Ta-Top Limited Partnership (a sister company of Norfet) for $3.80 a share (the same price as the share in the rights offering) (hereinafter: "the Private Placement"). With the private placement, the Company raised an additional $1,133T from Mivtach Shamir Holdings Ltd. and Ta-Top Limited Partnership in equal proportions, against an allocation of 149,124 of the Company's ordinary shares to each, such that on completion of the rights offering and the Private Placement, each held 4.7% of the Company's issued and paid up share capital. Immediately on completion of the rights offering and the Private Placement,  Norfet, Mivtach Shamir Holdings Ltd. and Ta-Top Limited Partnership together held 24% of the  Company's issued and paid up share capital.

1.5.3.
On December 30, 2010, the Company's completed the deal in which, inter alia, it acquired the operations of Nouvelle's women's intimate apparel field,5 manufactured with seamless technology, against a private placement to Nouvelle of 600,000 of the Company's ordinary shares, which immediately after the allocation were 9.2% of the Company's issued and paid up share capital and the voting rights in it (7.9% with full dilution). $US5,813,000 was also invested in the Company by: (i) Litef Holdings Inc.6 ; (ii) Mivtach Shamir Holdings Ltd;7 (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investments Master Fund L.P. On closing the deal, the Company allocated the Company's ordinary shares to the Investors constituting 51.5% of the Company's issued and paid up share capital and the voting rights in it (50.4% with full dilution) against $US5,813,000 that was transferred to the Company.

4 See footnote 1 above.

5 To the best of the Company's knowledge, the shareholders in Nouvelle are and Yyad Holdings Ltd. and Manufacture de Bas Culottes Lamour Inc., in equal parts. To the best of the Company's knowledge, the shares of Yyad Holdings Ltd. are held in whole by Mr Willy Lieberman (who at the reporting date serves as Senior Vice President of Nouvelle), and the shares of Manufacture de Bas Culottes Lamour Inc. are held as follows: (i) 75% by Aaron Lieberman in trust by the Aharon Lieberman Family and through his holdings in Litef Holdings Inc.; (ii) 25% is held by the late Sam Lieberman in trust by the Sam Lieberman Family and through Sam Lieberman’s holdings in Samlieb Holdings Inc. To the best of the Company's knowledge, Aaron Lieberman and the late Sam Lieberman were brothers and Willy Lieberman is the son of the ate Sam Lieberman

6 To the best of the Company’s knowledge, Litef Holdings Inc. is a private company incorporated in Canada controlled by Mr. Martin Lieberman (one of Nouvelle’s shareholders).

7 To the best of the Company’s knowledge, the parties at interest in Mivtach Shamir Holdings Ltd. are as follows: Mr. Meir Shamir holds 33.67% of the voting rights and equity rights in Mivtach Shamir Holdings Ltd. (33.15% with full dilution)with full dilution 33,15%), Ofer Glaser holds 10.81% of the voting rights and equity rights in the company (10.64% with full dilution), Leon Recanati holds 8.42% of the voting rights and equity rights in the company (8.29% with full dilution), the Clal Group holds 13.34% of the voting rights and equity rights (13.19% with full dilution), Ashtrom Properties Ltd. holds 11.65% of the voting rights and equity rights (11.47% with full dilution), and the Menorah Group holds 9.14% of the voting rights and equity rights (8.99% with full dilution). According to a report of the holdings of interested parties in Mivtach Shamir Holdings Ltd. at March 28, 2011, Mivtach Shamir Holdings Ltd. is controlled by Meir Shamir (33.67) and Ashtrom Properties Ltd. (11.67%) that have an agreement between them concerning the selection of directors, a right of first refusal, and a right to participate. Ashtrom Properties Ltd. is a public company whose shares are traded on the TASE and information about which is published publicly.

For more information about the investments in the Corporation’s capital see Note 18 to the Financial Statements, Part C of this report and see the Company’s immediate report of December 23, 2010 (ref: 2010-01-728055) concerning the calling of a general meeting of the Company’s shareholders on the agenda of which was inter alia the approval of the deal to acquire the Nouvelle operations and the investment of $5.8M in the Company. Said immediate report is included in this periodic report by way of reference.

1.6.	Dividend distribution

1.6.1.	Dividends declared and distributed by the Company's in the past two years:

In May 2008 the Company made a permitted dividend distribution of $8,0008 thousand in cash. As at December 31, 2009, the Company does not have a distributable balance of profits.

1.6.2.	External restrictions on the Corporation's ability to distribute a dividend

In accordance with the provisions of the arrangement between the Company and the financing banks, the Company undertook that as long as certain loans the banks are to provide for have not been repaid in full, it will not pay and not undertake to pay, in any shape or form whatsoever, dividends to its shareholders or to controlling shareholders in it and/or to a family member of any of them and/or to companies or corporations in which the shareholders are parties at interest and/or to any third party replacing any of the above or on their behalf without the prior written consent of the banks, apart from making said payments between the Company, Macro and Hi-Tex.

1.6.3.	Dividend distribution policy

As of the date of submitting this Report, the Company does not have a dividend distribution policy.

8 The dividend distributed was 0.377 dollars per share.

Part 2 – Other information

2.1.	Financial information about the Company's fields of operation

The Company has two fields of operation: The seamless field and the Cut & Sew field, reported as operational segments in the Company’s consolidated Financial Statements as at December 31, 2010 (see also Note 22 to the Financial Statements as at December 31, 2010:

Following are the Company's consolidated financial data by fields of operations, in $1,000s (for more information see Note 22 to the Company's financial statements – Part C of this Report):

2010
$1,000s		Seamless field	Cut & Sew field	Consolidated
1.	Revenues from externals	52,850	33,194	86,044
2.	Fixed costs	30,524	14,498	45,022
	Variable costs	38,587	25,100	63,687
3.	Loss from standard operations	(16,278)	(6,528)	(22,806)
4	Total assets and liabilities, net at December 31, 2010	26,539	9,371	35,910

2009
$1,000s		Seamless field	Cut & Sew field	Consolidated
1.	Revenues from externals	62,306	53,232	115,538
2.	Fixed costs	30,902	13,059	43,961
	Variable costs	44,601	47,902	92,503
3.	Loss from standard operations	(13,197)	(7,729)	(20,926)
4	Total assets and liabilities, net at December 31, 2009	39,262	7,733	46,995

2008
$1,000s		Seamless field	Cut & Sew field	Consolidated
1.	Revenues from externals	86,265	87,564	173,829
2.	Fixed costs	39,527	12,180	51,707
	Variable costs	62,542	78,808	141,350
3.	Loss from standard operations	(15,804)	(3,424)	(19,228)
4	Total assets and liabilities, net at December 31, 2008	58,291	5,454	63,745

The allocation of joint costs between fixed costs and variable costs is made according to the ratio of sales and the ratio of production in Israel.

Following are the Company's consolidated financial data on the breakdown of revenues and expenses according to functional currencies:

	$1,000s
	2010	2009	2008
Dollar	75,230	101,402	137,992
Euro	6,472	6,884	28,038
NIS	2,413	5,335	4,551
Other	1,929	1,917	3,248
Total	86,044	115,538	173,829

Following are the Company's consolidated financial data on the breakdown of revenues and expenses according to manufacturing locations:

	$1,000s
	2010	2009	2008
The Far East	28,257	39,926	46,352
Jordan and Israel	57,787	75,612	127,477
Total	86,044	115,538	173,829

Following are the Company's consolidated financial data on the breakdown of revenues and expenses according to sales destinations:

	$1,000s
	2010	2009	2008
North America	72,754	97,975	137,992
Europe	10,443	11,259	28,038
Israel	2,413	5,335	3,851
Other	434	969	3,948
Total	86,044	115,538	173,829

2.2.	Nature of adjustments in the consolidated statement

There are no transactions between related companies operating in different fields of operations.

2.3.	Developments in the financial data

Explanations of developments in the financial data are presented in 2.1 above; and for additional main data, see section 3 in the Directors' Report, Part B of this Report.

2.4.	General environment and the effects of external factors on the Corporation's operations

The Group is exposed to trends, events and developments in world clothing and the world economy which are likely to have an effect on the Group's operations and on those of its competitors, as described below.

2.4.1.	Economic situation in target markets and production locations

The global financial crisis and the slowdown in activities in the real economy, which occurred in 2008, resulted inter alia in serious damage to global financial markets, in declines and extreme fluctuations in the stock exchanges worldwide and in Israel, in a worsening of the credit crisis, a decline in the value of assets held by the public, and a significant slowdown and uncertainty in economic activities. As a result, various economies in the world, including the U.S. and many European countries, went into recession and there were indications of a recession in Israel as well.

Commencing Q2 2009, there was a modest recovery which gained strength in most fields of the Israeli economy. Various world markets are experiencing a similar recovery and there is a definite global trend of recovery in real operations.

From the beginning of 2010 the economic recovery has continued in most of the world's financial and real markets, especially in emerging economies and in Israel, but the repercussions of the 2008 financial crisis are still being felt, including fluctuations in securities and currency rates against the background of uncertainty with regard to the ability of some European countries to service their debt, the ability of the United States to reduce its unemployment rate, the slow recovery of the American real-estate market, and how developing countries (particularly China) are dealing with growing inflation due to the steep rises in commodity prices worldwide. A positive trend was recorded in the domestic financial market in 2010.

The economic situation and recession in the company's target markets could have an effect on consumers consumption patterns in the Company's fields of operation and on consumption volume.

The economic situation also increases risk levels inherent in the operations of all the Company’s business partners – customers, subcontractors  (including a significant subcontractor in the dyeing field), and suppliers – and the risk that they will become insolvent. The Company is exposed to non-payment by its customers if they get into payment difficulties even after the Company has supplied the orders it received from customers, mostly without the customers providing any payment guarantees. The Company’s suppliers and subcontractors are also liable to get into financial difficulties and consequently the Company may be forced to find alternative suppliers or subcontractors without sufficient notice. As a result the Company may fall behind in supplying its products to its customers. Risks associated with the economic situation globally, in Israel, in the target markets, and in the world as a whole may affect the Company’s sales volumes, its ability to supply orders to customers and to operate its full production setup.

The Company strives to balance the distribution of the financial burden and commercial risk between itself and its suppliers and customers by making similar demands of its suppliers to those made by its customers.

2.4.2.	Financing

Changes in the availability of financing sources worldwide, inter alia due to the global crisis described above, may affect the Company's cash flows. The Company is currently having to finance production and supply to customers for a period of 150 days (from date of payment of raw material requirements and financing the production process until the date of collection from the customer). To allow the Company broad scope in its activities while maintaining its ability to deal with fluctuations in its cash flow, the Company needs financing sources that are available to it at any time. For details of the bank and extra-bank sources of finance available to the Company, see section 5 of the Directors' Report, Part B of this Report.

2.4.3.	Changes in forex rates and inflation levels

Fluctuations in forex rates of the various currencies have a significant effect on the results of the Company's operation, mainly in view of the fact that the company's sales are made mostly to the U.S. in dollars whereas a large part of its expenses are in NIS. In 2010 the Company recorded $75.2M of sales in U.S. dollars (87.4% of the Company's overall sales in that period) and the shekel expenses for salaries and raw material purchases were equivalent to $32M. To limit the Company's exposure to fluctuations in forex rate between the various currencies, the Company takes action from time to time to protect against exposure to losses resulting from changes in the forex rates of the shekel-dollar and euro-dollar.

2.4.4.	Increasing competition worldwide

The clothing field is intrinsically competitive and the Company has to cope with falling prices and competing manufacturers’ production and supply capacity. Most of the competition from other manufacturers in the clothing field comes from cutting production costs, reducing lead times, design, product quality, and efficient supply of the product to the customer. Due to the fact that production costs depend to a large extent on manpower costs, in the last few years most of the production in the field was done in countries with low labor costs. The Company is competing with manufacturers of intimate apparel, active wear and swimwear, many of whom have a lower cost base, longer operational experience, wider customer base, closer geographical propinquity to customers, and greater financial sources than the Company. Increased competition, direct or indirect, can reduce the Company’s revenues and its profitability by exerting pressure to cut prices, costing it market share, and other factors.

In addition, the Company's Far East competitors have established relationships with the Company's customers, leading to price erosion in some of the Company's Cut & Sew products and a reduction in the volume of sales of these products. In March 2010 the Company's Board made a decision to discontinue manufacturing operations in the cut & sew field in Israel; manufacturing operations in this field are continuing in countries in the Far East.

Therefore products, in which production processes are labor intensive and not based on the Company’s unique technology, and in which the Company has no relative advantage over Far East competitors, are being manufactured almost exclusively by subcontractors in the Far East and Jordan. The Company regularly examines the possibility of transferring an additional part of the manufacturing operations to countries with low labor costs.

In technology intensive fields the Company is developing and renewing in order to maintain its position as a world leader in the Seamless field, but it cannot guarantee that its competitors will not equip themselves with machinery similar to what the Company has and catch up with the Company’s development rate in that area, too.

A worsening of the economic situation also increases price competition as a result of manufacturer’s and marketers’ willingness to cut their inventory levels, also by selling inventory at lower prices.

For more information about competition in the Company's fields of operations see 3.6 below on competition in the seamless field and 3.15 on competition in the cut & sew field.

2.4.5.	Changes in fashion and consumer preferences

The clothing field is prone to changes in consumer preferences and fashion. The Company develops, designs and manufactures products according to how the Company and its customers understand consumers’ tastes and the price they will be willing to pay for the Company’s products. If the Company does not correctly predict consumers’ tastes and their preferences, the Company’s customers may reduce the volume of their orders from the Company or the prices at which they will agree to purchase the Company's products.

2.4.6.	Changes in raw material costs

The Company’s cost base is affected by fluctuations in raw material prices. The Company uses cotton yarn in the manufacture of its products, affected by world cotton prices, and Spandex yarn, various polymer yarn, and elastic, affected by fluctuations in world oil prices. The Company’s financial results, as a manufacturer of clothing products, are significantly affected by the prices of raw materials and their availability. The Company has no significant influence on fluctuations in raw material prices, apart from exploiting opportunities to purchase raw materials at attractive prices on certain occasions.

2.4.7.	Increases in the cost of purchasing finished products from manufacturers in the Far East and in labor costs of contractors in the Far East and Jordan

In the last few years there have been increases in the cost of purchasing finished clothing products from subcontractors in the Far East and Jordan, due mainly to increases in the prices of raw materials, cloth and ancillary materials as well as an increase in wage costs and costs surrounding production in these countries, and to the strengthening of local currencies against the U.S. dollar. Some of the products the Company sells are purchased and manufactured by subcontractors and from its factories in the Far and Middle East (Jordan), and are therefore affected by these price increases.

2.4.8.	Changes in world free trade agreements that may lead to changes in tariff and quota regulations in the Company’s main target market countries

Commencing January 2009 quotas on textile imports into the U.S. and the European Union were removed. The removal of import quotas increased competition in these markets and causes further erosion of the selling prices of the Company's products and consequently further erosion of its profitability. It also cancelled out the considerable advantage the Company had over some of its competitors. In the past, competitors from Far East countries were limited in the amounts they could export to the U.S. and Europe. This gave countries to which no such limitations applied, such as Israel, an advantage in the supply of surplus demand beyond the quota restrictions. It should be emphasized that even after the removal of these quotas there was still a levy of 7.6% to 32% on imports into the U.S. and the European Union from countries that had no free trade agreements, with the precise levy determined according to the type of product imported and the exporting country.

Despite the levies on imports into the U.S. and the E.U. as stated above, the Company, together with other companies in the clothing field, takes advantage of the free trade agreements between Israel and the U.S., Canada, the E.U. and the European Free Trade Association (EFTA). The trade agreements allow the Company and other companies in the clothing field to sell products manufactured in Israel to the U.S., Canada, E.U. and EFTA member countries free of tax. The U.S. extended the concessions under the U.S. – Israel free trade agreement to goods processed in the free trade zone in Jordan and therefore the Company can also export tax-free the Company's products which are partly manufactured (sewing) in Jordan.

Some countries, also with free trade agreements with the U.S., Canada and the E.U., are a manufacturing source for the Company's competitors – whether because they have lower labor costs or the costs of transporting products from them are lower and their lead times are shorter. Other competitors in countries with no such free trade agreement are exposed to the payment of levies on imports to the U.S. and/or the E.U. In general, products manufactured in China and other countries in the Far East are not exempt from levies. If other countries sign free trade agreements with the U.S. and/or the E.U. and this leads to a reduction/abolition of duties on imports from these countries then competition in the field will increase.

2.4.9.	Political risks

The Company’s knitting factories are located in an industrial zone in Misgav, Israel, and therefore the situation on the country's northern border could impact the operations of the Company's factories there. Moreover, all the Company's sewing is done in Jordan, with the Company’s products being transferred from Israel to Jordan and back. Therefore, the security situation between Israel and Arab countries in general and the Palestinians in particular could affect the Company's ability to work freely and comfortably in Jordan. In January 2011 demonstrations erupted in Egypt and in other Arab countries calling for regime change. The current uncertainty in connection with the future of regimes in the Arab world in general and in Jordan where the Company operates in particular, increases the concerns about the future of Jordan’s relationship with Israel and consequently with companies associated with Israel such as the Company.

Part 3 – Description of the Company’s Business by Fields of
Operation

Following is a description of the Company’s fields of operations: The seamless field and the Cut & Sew field.

The seamless field

3.1.	General information about the seamless field of operations

In this field, the Company develops, designs, manufactures, markets and sells seamless products with unique characteristics that support the activities for which they are intended as intimate apparel, upper garments, and active-wear for women and men.

The Company's development and design operations in the seamless field are conducted in its factory in the Teradyon Industrial Zone, Misgav, Israel. Its production is done by the Group's workers and subcontractors in Jordan and Israel. Marketing and sales are handled by the Group's employees in the U.S,, Europe and Israel.

The Company is making a great effort to expand its operations in this field in which the Company has an advantage over its competitors both because of the great number of Santoni machines it has and because of the unique technologies the Company uses in this production. The Santoni machines are sophisticated sewing machines that manufacture an almost complete product from yarn. The products, planned in detail and divided up according to the various features of each of the garment’s areas, are knitted in their entirety by the Santoni machines.

Based on its experience in the relevant markets, the Company estimates the size of the wholesale market for seamless knitted products among customers in the categories in which the Company operates at 2 billion dollars annually.

For more information about the operations the Company acquired from Nouvelle in the seamless field see the Company’s immediate report of December 23, 2010 (ref: 2010-01-728055) to which is attached inter alia the following documents: (a) an outline of Nouvelle’s operations (Appendix A of said report); (b) Nouvelle’s consolidated and audited financial statements for the 12 calendar month period ending June 30, 2010 and Nouvelle’s summarized and reviewed consolidated financial statements for the three calendar month period ending September 30, 2010, both drafted according to the International Financial Reporting Standards (IFRS) (Appendix B1 to B4 of said report); (c) the Directors’ Report on the state of Nouvelle’s affairs for the 3 calendar month period ending June 30, 2010, and the Directors’ Report on the state of Nouvelle’s affairs for the 3 calendar month period ending September 30, 2010 (Appendix C1 to C4 of said report). Said immediate report is included in this periodic report by way of reference.

3.1.1.	Changes in the volume of operations in the field and their profitability – seamless field

Sales in this field were 15.2% down in 2010 in comparison with 2009 mainly due to: (1) The "Ultimate" project, a production line for Nike of mainly sportswear tops, for which no follow-up orders have been placed since Q2 2009; and (2) a drop in sales of intimate apparel products to two customers that ended their contracts with the Company during 2009.

Despite the drop in sales and in the wake of the success of the turnaround plan, the Company improved its direct profitability in this field. The successful parts of the plan that led to the improvement in profitability are those concerned with production floor efficiency, a reduction in waste during the production process, and a shortening of lead times to customers that also led to a substantial decrease in the use of air freight as a means of delivery. The Company estimates that in financial terms, the success of the recovery plan translated into more than $10M saved on operations expenses  in 2010. For more information on the recovery plan see 1.3.8 above.

At the end of 2008 and the beginning of 2009 the Company put together an action plan that included efficiency measures to align its volume of operations and expenses with the anticipated sales volume as described in 1.3.8 above.

The information on the effect of the global recession is forward-looking information as defined in the Securities Law. Forward-looking information is information about the future that is uncertain, based on existing information or estimates, including the Company’s intentions or estimates on the date of publication of this Report or that is not dependent solely on the Company. This information, in whole or in part, may not be realized or realized differently inter alia for the following reasons: Changes in forex rates of the dollar against other currencies, the global crisis, changes in the requirements of the relevant market, changes in competition, and such like.

3.1.2.	Market developments in the field of operations and changes in the characteristics of its customers - seamless field

The target market for the Company's products in the seamless field are mainly in the U.S. and the changes in the financial state of this market were reflected in the last period of recession by a drop in consumption, constant pressure to reduce prices, and demand for shorter lead times. These changes have a negative effect on  the Company's sales volume. For more information about the Company's sales according to geographic targets see Note 22c to the Company's Financial Statements as at December 31, 2010.

Furthermore, the clothing industry is subject to changes in fashion preferences and fashion trends. These changes lead to: (a) The shorter lead times required by customers; (b) An increase in the number of product collections required: and (c) A reduction in the extent of production runs. These trends in consumption patterns make operations and manufacturing difficult and force the Company to adapt the management of the production setup to the ever changing trends.

Despite the improvement in the seamless field operations during 1020 and as part of the  recovery plan as stated in 1.3.8 above, the Company began to face and is still facing operational difficulties that impact its profitability. The Company closely and constantly examines the manufacturing setup as a whole so as to identify specific and systemic failures.

3.1.3.	Critical success factors in the field of operations and changes in them – the seamless field

The Company considers that there are a number of factors on which its success in the field depends, the main ones being:

3.1.3.1.	Managing long-term relationships with customers;

3.1.3.2.
Investing resources in operating the field and in quality management of it, to enable the Company to capitalize on its technological advantage and its innovative ability thanks to which it is considered a world leader in its field.

3.1.3.3.
Investing resources in the design and development departments together with constant focus on local and global developments in the intimate apparel and sportswear fields and on the changes of customers and consumers' tastes and preferences, as well as in the development and design of fashionable collections and advanced and innovative products, in order to maintain the Company's competitive edge.

3.1.3.4.	Adapting products to changing fashion demands and to the needs of the relevant customers and consumers while remaining constantly innovative.

3.1.3.5.
Having an effective marketing setup that allows for the development of strong relationships with existing customers, for new customers to be contacted in new and existing markets, and for relationships with them to be soundly based and nurtured.

3.1.3.6.	Making sure to have a wide range of suppliers that make quality raw materials, including those developed specially by the Company and/or for it.

3.1.3.7.	Being meticulous about production quality and quality control of products in accordance with the specifications and requirements of the Company and its customers.

3.1.3.8.	Exploiting the Company’s scale advantage both in the volumes of purchase orders from its customers and the number of items ordered of each manufactured design, which help to cut production costs.

3.1.3.9.	An efficient operating setup and supply chain that provide full support for sales requirements and keeping to lead times that have shortened in the last few years.

3.1.3.10.	Continuing to develop and improve production technologies in order to maintain the Company’s competitive edge in this field.

The Company considers that these success factors have become doubly important in view of changes in the business environment which are evident in increased competition, selling price erosion, and shorter lead times.

3.1.4.	The main entry barriers of the field of operations and changes in them – seamless field

The Company considers the main entry barriers to the field of operations are:

3.1.4.1.	Technological know-how, advanced machinery, advanced production methods, and the ability to develop raw materials, cloth and advanced products;

3.1.4.2.	Familiarity with and understanding of the demands of the fashion market and the tastes of the end consumer;

3.1.4.3.	Stable and long-term relationships with the major customers (the world’s leading marketers and brands);

3.1.4.4.	Stable and reliable production capacity, with competitive prices and good quality;

3.1.4.5.	Innovation in the development and design of fashion and performance products;

3.1.4.6.	Meeting customers’ demands of: Compliance, quality and standards;

3.1.5.	Alternatives for products in the field of operations and changes in them – seamless field

There are alternatives to the Company’s products in this field of operations, both from wholesalers and manufacturers who market products similar in design to those of the Company, and sometimes even of their quality, even if they are not seamless products. Thus, for example, there are manufacturers that use the heat gluing technology or sew various parts of the product. The Company strives to bolster and maintain the advantage its products have over the alternative products by differentiating itself through being remarkable for innovation, design, knitting, the quality of the knitted cloth, the elasticity of the product, and the ability to plan and manufacture using a computer to produce customers' products with great precision.

Seamless technology enables the Company to knit products based on precision computer work according the design specification. These products are flexible, with patterns and textures built into cloth, boasting rich colors and advanced design. The Company's ability to translate the designer's language into machine language is considered as the most advanced in the world. Nevertheless, the Company has many competitors in its field of operations and generally does not have exclusivity with its customers.

3.1.6.	The structure in competition in the field and the changes it is undergoing - the seamless field

In recent years, the clothing field in general has continued to be characterized by fierce competition and a decline in production costs and prices to the consumer as a result of the transfer of a considerable part of production to sub-contractors in the Far East. In the seamless field, however, the Company is one of the global leaders and therefore, as long as the Company succeeds in supplying leading products of good quality with competitive lead times and prices, it can enjoy a significant competitive edge. But as each of these conditions is breached, the Company's customers are liable to prefer to buy alternative products from different manufacturers in the Cut & Sew field and waive the level of innovation and quality in the seamless products.

For more information about competition in the Company's seamless field of operations see 3.6 below.

3.2.	Products and services – the seamless field

3.2.1.	The main products and services – the seamless field

In the intimate apparel field, the Company develops and provides production services for women's and men's intimate apparel, undershirts, tops, bras, body shapers and additional products. In the active-wear field the Company develops and provides production services for tops, pants and jackets worn mainly as a first layer on the body. The main market for the Company's intimate apparel products and active-wear is in America, although it is working to expand its sales in this field in Europe and Israel.

There is growing demand for active-wear products for women, for body shapers and for professional sports products (products with a high performance level). Some of these products have already been sold in the markets, mainly in the U.S., and some are in the development stage.

3.3.	Breakdown of revenues and profitability of products and services – seamless field

Following are data on the breakdown of revenues from products and services in the years 2008, 2009 and 2010:

	Intimate apparel			Active wear
In million dollars	2010	2009	2008	2010	2009	2008
Revenues	44.5	45.0	57.7	8.4	17.3	28.6
Percentage of the Company’s total revenues	51.7%	38.9%	33.2%	9.7%	15.0%	16.4%

It should be mentioned that in the seamless field of operations, there is a difference between the Company's percentage profit from the sale of active wear products and intimate apparel products, and that in 2010 the difference between the profit percentages, on average, was from 0% to 10% in favor of the active wear products. As a rule, the more innovative and intricate the Company's products are, more efforts the Company has to invest in development before putting them into production. These products are more attractive in markets and they face proportionally less competition. Some of the Company's customers can get higher prices and the Company's profit margins on these products is higher than the profit margins on basic products which are less innovative and intricate.

On the other hand, the less innovative the products are in fabric composition, design and complexity (such as basic intimate apparel), the more the customer attaches a greater importance on a competitive price for the product. In most cases this customer will be in the mass markets. In these products, Company profitability is low and global competition is mainly against manufacturers from the Far East.

3.4.	Customers – seamless field

3.4.1.
Among the Company's customers in the seamless field of operations are some of the marketers of the world’s leading brands that purchase most of their advanced products in the active wear and intimate apparel from the Company.

3.4.2.	The Company’s major customers in the field of operations are:

3.4.3.
Victoria's Secret - Sales to this customer in the seamless field were $31.8M (60.1% of total sales in the seamless field) compared with $28.3M in 2009 (45.4% of total sales in the seamless field); i.e. an increase of 14.7% in sales to the customer out of the Company's total sales in the seamless field during the Report period.

Total sales to that customer in all the Company's fields of operations were 38.7% of total consolidated sales in 2010 and 32.7% of total consolidated sales in 2009. i.e. an increase of 6.0% in sales to the customer out of the Company's total sales during the Report period.

Most of the increase in sales to this customer in 2010 was due to an increase on orders in the "Pink" category as a result of the success in selling the product and expanding sales points in the U.S.

The Company has been manufacturing intimate apparel products for Victoria's Secret since 1991. The Company has no exclusivity in the production of intimate apparel products for Victoria's Secret. For more information about the nature of the contract, see 3.4.3 below.

3.4.3.1.
Calvin Klein - Sales to this customer in the seamless field were $5.4M (about 10.2% of total sales in the seamless field) in 2010 compared with $4.4M in 2009 (7.1% of total sales in the seamless field); i.e. an increase of 3.1% in sales to the customer out of the Company's total sales in the seamless field during the Report period.

Total sales to this customer in all of the Company's fields of operations were 9.4% of total consolidated sales in 2010 compared with 6.2% of total consolidated sales in 2009; an increase of 3.2% in sales to the customer out of the Company’s total sales in the report period.

Most of the increase in sales to this customer in 2010 is for projects following an expansion of its distribution channels.

3.4.3.2.	For the breakdown of sales according to geographic areas, see Note 22c to the Company's Financial Statements as of December 31, 2010, part C of this Report.

3.4.4.	Nature and characteristics of contracts with the Group's major customers – seamless field

The Group has long-term relationships with its customers. The relationships between the Group and its main customers, including Calvin Klein and Victoria's Secret are generally arranged in a standard general agreement drawn up by the customers unilaterally and in the customers' purchase orders from the Group. The agreement is not for a fixed period and does not give the Company exclusivity. The general agreement includes general provisions applying to all the customers' suppliers, concerning the customer's relationship with the Group, including basic conditions for performing the work, product quality conditions, meeting material legal provisions, product quality warranty, responsibility for supplying on time, provisions relating to second and third quality, protection of the customer's intellectual property rights, fines for quality problems, delays in supply, etc. The general agreement does not include provisions of a contract with a specific supplier, such as agreement periods or quantities ordered and are not specific to any particular supplier.

The terms of payment on which the Company's major customers pay are between 30 to 60 days from the date of supply and the issue of the invoice.

Delivery dates to customers are stated in the purchase orders and they change from order to order.

The Company's contracts with its customers in the purchase orders are carried out on the basis of developing a project, a series of products or a product, according to customer demand or on the Company's initiative. The work process with the customer generally starts a number of months prior to the date on which the finished goods should reach the shop's shelves. In the initial stage of the process, the product is developed based on the customer's ideas, its remarks or questions, or on the Company's initiative which the customer chooses to adopt. In the next stage, the Company prepares sample products until the customer gives it final approval. After completing the product file, it is sent for production in the Company's factories. At the end of the production stage, the products are sent as directed by the customer and according to the required timetable. The distribution of products to the customer's various stores is generally done by the customer.

3.4.5.	Dependence on a single customer – seamless field

The Company considers that a significant reduction in the level of sales to any of its major customers is likely to impact the financial results in the seamless field as well as the consolidated financial results.

3.5.	Order backlog – seamless field

The Company's sales are based on specific orders received by the Company. The Company begins the production process soon after receiving such orders.

Due to the structure of the field and the contracting method characterized by ad-hoc orders, the Company has an order backlog for relatively short periods of 3 to 5 months. In the Company's opinion, the order backlog does not therefore give a complete indication of the level of orders as they actually will be during the year.

Following are details of the breakdown of the Company's order backlog for the following quarters, in which the recognition of income (in thousands of dollars) is expected in the seamless field of operations:

			Order backlog at Dec. 31, 2009
	Order backlog at March 15, 2011	Order backlog at Dec. 31, 2010	Actual	Expected
Q1 2010	-	-	11,424	11,507
Q2 2010	-	-	12,139	2,850
Total 2010	-	-	23,563	14,357

Q1 2011 (*)	20,206	16,986	-	-
Q2 2011	17,184	6,892	-	-
Q3 2011	3,438	-	-	-
Q4 2011		-	-	-
2012		-	-	-
Total	40,828	23,878	-	-

(*) Backlog for Q1 2011 as at March 15, 2011, including the order backlog and sales actually made in Q1.

3.6.	Competition – seamless field

3.6.1.	General – seamless field

The Company operates in fields considered to be competitive. Competition in the seamless field is based on four main parameters: the price of the product, its quality, its innovation and level of customer service. The Company believes that it has a number of advantages compared  to its competitors inter alia for the following reasons:

3.6.1.1.	Production capacity - high production capacity due to a large number of sophisticated machines and leading technological knowhow;

3.6.1.2.
Innovative high quality product lines - The Company supplies a wide range of high-quality fashionable product lines with innovation in design, development and production technology, which shows in the finish of the final product.

The Company's innovations and uniqueness are reflected in its special production technology in its two fields of operation. The Company has one of the most advanced capabilities in the world for developing new products made from quality and innovative fabrics and from special yarn developed by the Company, including performance-supporting yarn. Nevertheless, the Company has many competitors in its fields of operation and generally does not have exclusivity with its customers.

3.6.1.3.
Long-term relationships with leading brands - the Company has developed long-term relationships with its customers. Although the Company's agreements with its customers are mostly for short periods and do not include any undertaking for a minimum level of purchases or any purchases whatsoever; the Company has had business contacts with most of its major customers for more than five years. The Company’s design and development teams and its technology experts work with customers to supply a comprehensive package of services, including inter alia the design, development and production of new product lines. But in view of the global economic crisis and the operating difficulties described in 1.3.8 above, the Company is facing a significant decline in the level of orders from several major customers to which it has supplied products for a number of years and is making strenuous efforts to try to maintain relationships with these customers and increase the level of orders.

3.6.1.4.
Unique status of the free trade zone - The Company's operations in Israel and Jordan have the special status of a free trade zone, with the terms and restrictions stated in the trade agreements, insofar as exports to the U.S and Europe are concerned. These conditions allow the company to benefit from trade agreements that are to its advantage.

3.6.2.	Competitive conditions in the field of operations – seamless field

The economic situation in the target markets and the concern about a recession in these markets may affect consumers' purchasing habits and consumption levels in the field of operations leading to a preference for more basic and cheaper products.

3.6.3.	Names of main competitors – seamless field

To the best of the Company's knowledge and according to its internal assessments, the size of the wholesale market it targets, in the customers and categories in which it is active in its field of operations – the seamless knitted field of operations, is about 2 billion dollars annually. In the opinion of the Company's management, as of the Report date, the Company's share of this field is 5% based on the number of Santoni machines at the Company's disposal compared with the number of Santoni machines in the world, to the best of the Company's knowledge.

In the seamless field of operations, the Company has dozens of competitors, manufacturing companies located for the most part in the Far East. The Company's main competitors in this field are MAS in Sri Lanka, Delta Galil Ltd. in Israel, Gibor Sports Ltd. in Israel, and Sara Lee in Turkey. The Company is considered one of the largest manufacturers in the seamless field.

3.6.4.	Methods of dealing with competition – seamless field

In general, the clothing field has continued to be characterized in recent years by strong competition and a decline in production costs and consumer prices due to the transfer of significant production quantities to subcontractors in the Far East. The Company invests considerable resources in the design and development of products so as to supply innovative and fashionable product to its customers, while understanding that these innovations set it apart from its many competitors in the market. The Company also invests considerable resources in establishing its production capacity and the level of its production technology as a leading manufacturer of advanced and high quality products. Although, to the extent that one of the above conditions is breached, the Company's customers are liable to prefer to purchase alternative products from other manufacturers in the Cut & Sew field, waiving the level of innovations and quality in seamless products.

In addition, in 2008, 2009 and 2010 the Company had to cope with  and is still coping with the need to take action to deal with operational difficulties and improve efficiency in the production processes. These difficulties stemmed from the Company's transition to producing a wide range of new and intricate products ordered by its customers in smaller production batches than in the past. As a result of the operational difficulties, there was an increase in production costs and the level of waste in the products. To characterize the difficulties and control efficiency measures the Company uses a number of indexes, including inter alia (1) indexes for utilization of the knitting and sewing processes; (2) rates of waste in the process; (3) measuring lead times from the date of order until the delivery date to the customer; and (4) inventory levels in work-in-process. Commencing Q2 2010 the Company has discerned a substantial and consistent improvement in lead times to customers and a reduction in production waste. For more information about the turnaround plan, see 1.3.8 above. The Company is putting resources into taking these steps mentioned above, and by succeeding with those steps, it will be able to gain many advantages in the seamless field of operations.

3.7.	Seasonality – seamless field

The Company has not identified any seasonality in the sales of its products in this field of operations.

3.8.	Production capacity – seamless field

The products sold by the Company in the seamless field of operations are mainly manufactured by the Company and partly by subcontractors in the Far East. the Company's production capacity is calculated according to the number of Santoni knitting machines that are at the Company's disposal, and its ability to operate them within a short time of up to 90 days. The annual production capacity of the  Company's knitting department in 2010 was 35 million product units per annum. In practice, the Company utilized only part of its production capacity and manufactured 19 million products (including surpluses). The assessment of production capacity described above is inter alia subject to changes according to the types of products.

Following are additional details of the Company’s production capacity.

	Production capacity (production units per annum)	Actual production
		Quantity	Percentage of capacity
2008	35 million	30 million	86%
2009	35 million	19 million	54%
2010	35 million	19 million	54%

As of the date of this Report, there is no significant change in the Company's production capacity compared to its production capacity in 2010, as described in the above table.

The knitting rate is what dictates the rest of the production rate in the field of operations, with the Company adjusting the operations of the other departments (dyeing, pressing, sewing and packaging) to it. Knitting the product is the first stage in the production process. The Company receives orders from customers irregularly distributed. Every order has a number of sizes which require different knitting machines with a different diameter. Despite the fact that the Company has a large number of machines compared to the market, there are still periods of high loading on the production floor which often leads to having to set later supply dates for the customer.

The Company had to cope with  and is still coping with the need to take action to deal with operational difficulties and improve efficiency in the production processes. During 2010, as part of the turnaround plan, the Company continued to cut its payroll and its use of part of the knitting department. The Company considers that if it needs to increase its production capacity and return to outputs similar to 2008, it can do this in a relatively short time of 90 days from the date on which the decision is taken in the Company to increase its production capacity. For more information on the efficiency and turnaround plans, see 1.3.8 above.

3.9.	Raw materials and suppliers – seamless field

3.9.1.	Subcontractor for dyeing services for the Company’s products

The dyeing of products in this field of operations is done entirely by a sub-contractor operating in Israel. Some of the dyeing machines the subcontractor uses to provide dyeing services are owned by the Company. Moreover, the subcontractor employs technologies and unique production methods developed by the Company or by the contractor for it and/or by the contractor and the Company jointly. The Company is dependent to a considerable degree on this subcontractor.

3.9.2.	For more information about raw materials and suppliers, see 4.9 below (raw materials and suppliers on the Company level).

Cut & Sew field of operations

3.10.	General information on the Cut & Sew field

In this field the Company designs, develops, manufactures, markets and sells intimate apparel and clothing for women and men, active wear for women and men and swimwear and beachwear, mainly for women. These products are marketed to retail chains as well as companies that own leading brands in the U.S., Europe and Israel.

The Company's estimates the size of the intimate apparel products market and the active wear products market as extremely large and worth billions of dollars. The size of the swimwear market in wholesale sales is estimated at $1.8 billion.

The marketing and distribution operations in this field are carried out by the Company in the U.S., Europe and Israel, while the production operations are carried out mainly by subcontractors in Israel, Jordan and the Far East.

3.10.1.	Changes in the volume of operations in the field and their profitability – Cut & Sew field

The Company's sales in this field fell by 37.6% in 2010 compared with 2009, due, inter alia, to price competition that led to an erosion of the selling prices of the Company's products. There was an especially marked drop in the Company's sales to a major customer – Victoria's Secret – as described in 3.13.1 below. In addition, due to the erosion in the selling prices of some of the Company's products (as a result of global competition in the field), there was also a drop in profitability in the field and as consequently the Company made a loss in this field.

In 2009 the Company took efficiency measures to adjust the level of its operations and expenses to the level of its anticipated sales, and in the Q1 2010 it also launched a comprehensive turnaround plan in order to return to profitability. The Company is also striving to expand its customer base and to increase its sales to existing customers in order to compensate for the drop in sales to existing customers, mainly to its major customers. Nevertheless, the Company estimates that any increase there might be in sales to existing customers and sales to new customers will only partly compensate for the drop in the Company's sales to its major customers. For more information about the turnaround plan see 1.3.8 and 3.1.1 above.

On March 3, 2011 the Company decided to discontinue manufacturing operations in the Cut & Sew field in Israel. This decision was taken against the background of a drop in production volume in this field in Israel down to minor proportions at the end of 2010. The drop in production in Israel was due to the transfer of production lines overseas and the discontinuation of loss-making production lines.

Market developments in the field of operations, or changes in the characteristics of its customers – Cut & Sew field

The target markets for the Company's products in this field of operations are the U.S. and Europe. In 2010 the Company was confronted with changes in the economic state of these markets, inter alia, a drop in consumption, a reduction in the level of customers' inventory, and persistent pressure to reduce prices, which impacted the Company's sales. In addition, the clothing field is subject to changes in fashion preferences and fashion trends. These changes caused: (a) The shorter lead times required by customers; (b) An increase in the number of product collections required; and (c) A reduction in the extent of production runs. These trends in consumption patterns make operations and manufacturing difficult and force the Company to adapt the management of production processes to those trends, including the way it managed production through subcontractors.

3.10.2.	Critical success factors and changes in them – the Cut & Sew field

The Company considers that there are a number of factors on which its success in the field depends, the main ones being:

3.10.2.1.	Managing long-term relationships with customers;

3.10.2.2.
Investing resources in the design and development departments together with constant focus on local and global developments in the intimate apparel and sportswear fields and on the changes of customers and consumers' tastes and preferences, as well as in the development and design of fashionable collections and advanced and innovative products, in order to maintain the Company's competitive edge.

3.10.2.3.	Adapting products to changing fashion demands and to the needs of the relevant customers and consumers while remaining constantly innovative.

3.10.2.4.
Having an effective marketing setup that allows for the development of strong relationships with existing customers, for new customers to be contacted and to establish and nurture solid relationships with them.

3.10.2.5.	Ensuring that there is a wide variety of suppliers manufacturing quality raw materials and finished products.

3.10.2.6.	Maintaining a stable, reliable and flexible manufacturing structure, both independent and through subcontractors that will enable the Company to be competitive.

3.10.2.7.	Being meticulous about production quality and quality control of products in accordance with the specifications and requirements of the Company and its customers.

3.10.2.8.	Exploiting the Company’s scale advantage, both in the volumes of purchase orders from its customers and the number of items ordered of each manufactured design, which help to cut production costs.

3.10.2.9.	An efficient operating setup and supply chain that provide full support for sales requirements and keeping to lead times that have shortened in the last few years.

3.10.2.10.	Continuing to develop production technologies in order to maintain the Company’s competitive edge in this field.

The Company considers that these success factors have become doubly important in view of changes in the business environment which are evident in increased competition, selling price erosion, and shorter lead times.

3.10.3.	The main entry barriers of the field of operations and changes in them – Cut & Sew field

The Company considers the main entry barriers to the field of operations are:

3.10.3.1.	Familiarity with and understanding of the demands of the fashion market and the tastes of the end consumer;

3.10.3.2.	Stable and long-term relationships with major customers (retail fashion chains and fashion brand companies);

3.10.3.3.	Stable and reliable production capacity, with competitive prices and good quality;

3.10.3.4.	Innovation in the development and design of cloth and fashion products;

3.10.3.5.	Meeting customers’ demands of: Compliance, quality and standards.

3.10.4.	Alternatives for products in the fields of operations and changes in them – Cut & Sew field

The Company's products in this field of operations have many substitutes, both of wholesalers and of manufacturers that market products that are similar in quality to the Company's products. The Company is acting to strengthen and maintain the advantage that its products have over those alternative products - and this by alternative products by differentiating itself through being remarkable for being fashionable, innovative and producing high quality products.

3.10.5.	The structure of competition in the field of operations and changes in it – Cut & Sew field

The clothing field in general and the intimate apparel field in particular have continued to be characterized in recent years by strong competition, by a reduction in prices to the consumer which dictates a reduction in production costs, through transferring a considerable part of production to subcontractors in the Far East. There are many entities, including manufacturers and wholesalers, competing with the Group's operations.

Due to changes in the business environment in which the Company operates and increasing competition, the Company is employing subcontractors in the Far East to manufacture non high-tech products in this field. The Company is considering the transfer of production to subcontractors in other locations in the world with low labor costs.

For more information about competition in the field of operations see 3.15 below.

3.11.	Products and services – Cut & Sew field

3.11.1.	The main products and services – Cut & Sew field

Intimate apparel and active wear

In the intimate apparel field the Company develops and manufactures (with its own facilities and through subcontractors) intimate apparel, undershirts, bras and sleepwear sets, tops, pants and other products. In the field of active wear field the Company develops and manufacturers (with its own facilities and through sub-contractors) tops, pants and jackets worn mainly as a first layer on the body, and long and short-sleeved tops with sweat-evaporating fabrics suitable for those engaged in sports and other products. The main market for the Company's intimate apparel and active wear products is in America, although the Company is also actively expanding its sales in this field in Europe and in Israel.

Swimwear and beach wear

In the swimwear and beachwear field the Company develops and provides production services for swimwear and beachwear of different types for women. The Company also develops fashionable active wear for amateur swimmers using special fabrics, as well as woven fabrics swimwear for men. The Company sells these products in the U.S., Europe and Israel.

The global economic crisis of 2008 hit the consumption market, including demand for swimwear in the 2009 and 2010 seasons. The drop in demand increased the existing competition between manufacturers in this section of the market, The competition and the exposure of customers to independent operations with manufacturers in the east resulted in the creation of pressure from customers to upgrade products and reduce prices which in the end resulted in a lower sales and damage to the Company's profitability.

3.12.	Breakdown of revenues and profitability of products and services – Cut & Sew field

Following are data on the breakdown of revenues from products and services in the years 2008, 2009 and 2010:

	Intimate apparel			Active wear			Swimwear
In million dollars	2010	2009	2008	2010	2009	2008	2010	2009	2008
Revenues	7.3	19.2	36.0	1.8	4.2	18.5	24.1	29.9	33.0
Percentage of the Company’s total revenues	8.5%	16.6%	20.7%	2.1%	3.6%	10.7%	28.0%	25.8%	19.0%

It should be mentioned that in the Cut & Sew field of operations, there is a difference between the Company's profit percentage from the sale of swimwear, beach wear and active wear products and that from intimate apparel products, and that in 2010 the difference between the profit percentages, on average, was from 0% to 10% in favor of the swimwear, beach wear and active wear products. As a rule, the more innovative and intricate the Company's products are, more efforts the Company has to invest in development before putting them into production. These products are more attractive in markets and they face proportionally less competition. Some of the Company's customers can get higher prices and the Company's profit margins on these products is higher than the profit margins on basic products which are less innovative and intricate.

On the other hand, the less innovative the products are in fabric composition, design and complexity (such as basic intimate apparel), the more the customer attaches a greater importance on a competitive price for the product. In most cases this customer will be in the mass markets. In these products, Company profitability is low and global competition is mainly against manufacturers from the Far East.

3.13.	Customers – Cut & Sew field

3.13.1.
Among the Company's customers in the Cut & Sew field of operations are some of the leading marketers of major world brands that purchase quality and fashion-setting products in the active wear, intimate apparel and swimwear fields. The Company's major customers in this field are:

3.13.1.1.
Wal-Mart – In 2010 sales to Wal-Mart were $7.0M (21.1% of total sales in the Cut & Sew field) compared with $4.5M in 2009 (8.4% of total sales in the Cut & Sew field), i.e. an increase of 12.7% in sales to the customer out of the Company’s total sales in the Report period. The increase in the volume of sales to Wal-Mart is due to an increase in orders for a swimwear project the Company began to sell in 2009.

3.13.1.2.
GAP – In 2010 sales to GAP were $2.9M (8.6% of total sales in the Cut & Sew field) compared with $4.4M in 2009 (8.4% of total sales in the Cut & Sew field). The drop in the volume of sales to GAP is due to the cancellation of a project the Company manufactured in India in 2009.

3.13.1.3.
Calvin Klein – In 2010 sales to Calvin Klein were $2.7M (8.0% of total sales in the Cut & Sew field) compared with $2.8M in 2009 (5.2% of total sales in the Cut & Sew field), i.e. an increase of 2.8% in sales to the customer out of the Company’s total sales in the Report period.

3.13.1.4.
Victoria's Secret – In 2010 sales to Victoria's Secret were $1.5M (4.5% of total sales in the Cut & Sew field) compared with $9M in 2009 (17.9% of total sales in the Cut & Sew field), i.e. a drop of 13.4% in sales to the customer out of the Company’s total sales in the Report period.

The drop in sales to Victoria's Secret is due to the customer's decision in 2007. The customer's decision was to transfer the production of one of the intimate apparel projects to India. 2009 was the last year in which the Company participated in this project. In 2010 the Company was given the go-ahead to work on a new project with the customer. The Company is manufacturing this project in 2011 in India.

The Company has been manufacturing intimate apparel for Victoria's Secret since 1991. The Company has no exclusivity manufacturing these products for Victoria's Secret. For more information about the nature of the contract see 3.13.3 below. For more information about Victoria's Secret also being a major customer in the seamless field see 3.4.2.1 above.

3.13.1.5.	For additional information about the anticipated drop in sales to major customers in the Cut & Sew field - Wal-Mart, GAP, Calvin Klein, and Victoria's Secret, see 3.10.1 above.

3.13.2.	For the breakdown of sales according to geographic areas, see Note 22c to the Company's Financial Statements as of December 31, 2010, part C of this Report.

3.13.3.	Description of the nature and characteristics of contracts with the Group's major customers – Cut & Sew field

For a general description of the nature of contracts with the Company’s major customers in the field, see 3.4.3 above.

In contracts with customers in the swimwear field the Company's representatives together with the customer's representatives formulate a general basket of products based on fashion and commercial trends in the market or let the customer choose from a number of collections designed and developed by the Company.

3.13.4.	Dependence on a single customer – Cut & Sew field

The Company believes that a significant drop in sales to any of its major customers will have a serious impact on financial results in the Cut & Sew field as well as on the consolidated financial results. Thus the significant drop in sales to Victoria's Secret in 2010 had a serious impact on financial results in the Cut & Sew field as well as on the consolidated financial results.

3.14.	Order backlog – Cut & Sew field

The Company's sales are based mainly on specific orders received. It starts the production process soon after receiving these orders from the customer and after they have been approved by it. The customer generally orders from the Company products three to six months prior to the date of the intended supply. This gives the Company time to equip itself with the raw materials required for production.

Due to the structure of the field and the contracting method characterized by ad-hoc orders, the Company has an order backlog for a relatively short period. In the Company's opinion, the order backlog does not therefore give a complete indication of the level of orders as they actually will be during the year.

Following are details of the breakdown of the Company's order backlog for the following quarters, in which the recognition of income (in thousands of dollars) is expected in the Cut & Sew field of operations:

			Order backlog at Dec. 31, 2009
	Order backlog at March 15, 2011	Order backlog at Dec. 31, 2010	Actual	Forecast
Q1 2010			14,349	15,995
Q2 2010			12,807	6,148
Q3 2010
Q4 2010
Total 2010			27,156	22,143

Q1 2011 (*)	8,700	8,950
Q2 2011	4,663	3,434
Q3 2011	136			-
Q4 2011				-
2012				-
Total	13,499	12,384		-

(*) The backlog for Q1 2010 as at March 15, 2011, including the order backlog and sales actually made in Q1.

3.15.	Competition – Cut & Sew field

3.15.1.	General – Cut & Sew field

The Company operates in a field considered to be competitive. Competition in the Cut & Sew field of operations is based on three main parameters: the price of the product, its quality, and level of customer service; and in the active wear and swimwear - also the innovation of its design and suitability to fashion decrees and consumers' taste. The Company believes that it has a number of advantages compared to its competitors, inter alia, due to the reasons detailed below:

3.15.1.1.
Innovative, high-quality product lines - The Company supplies a wide range of high-quality, fashionable product lines incorporating innovative design, development and production technology, reflected in the quality of the finish of the product. The Company's innovation and uniqueness are expressed in its special production technology in its two fields of operations. The Company has one of the most advanced capabilities in the world for the development of new products made from quality and innovative fabrics and from special yarn developed by the Company, including performance-supporting yarn. Nevertheless, the Company has many competitors in its fields of operations and generally does not have exclusivity with its customers.

3.15.1.2.
Long-term relationships with leading brands - the Company has developed long-term relationships with its customers. Although the Company's agreements with its customers are mostly for short periods and do not include any undertaking for a minimum level of purchases or any purchases whatsoever; the Company has had business contacts with most of its major customers for more than five years. The Company's design and development team and its technology experts work with customers to supply a comprehensive package of services, including, inter alia, the design, development and production of new product lines. But in view of the global economic crisis and the operating difficulties described in 1.3.8 above, the Company has to is facing a significant decline in the level of orders from several major customers to which it has supplied products for a number of years, with the emphasis on Victoria's Secrets. The Company is making strenuous efforts to try to maintain relationships with these customers and increase the level of orders.

3.15.1.3.
Unique status of the free trade zone - The Company's operations in Israel and Jordan have the special status of a free trade zone, with the terms and restrictions stated in the trade agreements, insofar as exports to the U.S and Europe are concerned. These conditions allow the company to benefit from trade agreements that are to its advantage.

3.15.2.	Competitive conditions in the field of operations - Cut & Sew field

The retail chains sometimes try to bypass companies that design and develop private brands of intimate apparel and contract directly with production plants for them to manufacture the products in order to reduce their cost mainly in the intimate apparel field. To reduce this risk, the Company develops and manufactures the fabrics independently and has contracts with subcontractors only for manufacturing the products themselves. The Company retains its essential contribution to production control and quality control, mainly in the swimwear field, and manages the various production stages at different subcontractors.

3.15.3.	Names of main competitors – Cut & Sew field

In the Cut & Sew field of operations the Company has hundreds of competitors, relatively small companies mainly in the Far East, as well as Delta Galil Ltd. in Israel, Brandix Lanka Limited in Sri Lanka, MAS Holdings (Pvt) Ltd. in Sri Lanka, Sara Lee SL Sourcing LLC in Turkey, and Yesim Tekstil Sanayi Ve Ticaret A.S. in Turkey. The Company's management considers that as at the date of the Report the Company's share in this field is small, less than 1% of the total market.

3.15.4.	Methods of dealing with competition – Cut & Sew field

The clothing field in general and the intimate apparel field in particular have been characterized in recent years by strong competition, by a reduction in prices to the consumer which dictates a reduction in production costs, by transferring a considerable part of production to subcontractors in the Far East. There are many entities, including manufacturers and wholesalers, competing with the Group's operations.

In view of changes in the business environment in which the Company operates and increasing competition (reflected, inter alia, in the transfer of a basic project in the intimate apparel field that the Company supplied to one of its major customers to a manufacturer in the Far East) the Company has employed subcontractors in the Far East for over three years to produce low-tech products in this field. The Company authorizes suitable subcontractors in the Far East both with regard to their terms of employment and their production level, and transfers the production of complete products to these subcontractors according to specifications and instructions received from the Company. The Company carries out quality control on its subcontractors’ production process and on finished goods prior to sending them to customers. The Company is examining the transfer of production to subcontractors in additional locations with low labor costs.

The Company also invests considerable resources in the design and development of products in order to provide innovation and fashion to its customers, in the knowledge that it is this innovation that sets it apart from the many competitors in the market.

3.16.	Seasonality – Cut & Sew field

Excluding swimwear, the Company did not identify any effects of seasonality in the field of operations in the normal course of its business. In swimwear, most of the Company's sales are made between the months of December and May, and the seasonal sales to the end consumer of swimwear are between the months of February and June. After June, clearance sales begin in the U.S., Europe and Israel. Following are swimwear sales divided into quarters for the years 2008, 2009 and 2010:

	Q1	Q3	Q3	Q4
2010	$10.4M	$9.5M	$0.7M	$3.5M
2009	$18.2M	$7.3M	$1.2M	$3.2M
2008	$15.1M	$9.3M	$1.7M	$6.9M

3.17.	Production capacity – Cut & Sew field

Most of the products in the Cut & Sew field of operations sold by the Company are manufactured by subcontractors. The Company's production capacity is calculated as the sewing output of the products in addition to the production capacity of the subcontractors with whom the Company works worldwide.

The Company's production capacity using its machines operated by subcontractors in Israel and in Jordan in 2010 was 18.5 million products a year. In fact the Company utilized a small part of this production capacity and manufactured only 5.7 million products, including surpluses. The assessment of production capacity described above is subject to change depending on the types of products. The following are additional details of the Company's production capacity:

	Production capacity (production units per annum(	Actual production
		Quantity	Percentage of capacity
2008	18.5 million	14.8 million	80%
2009	18.5 million	12.5 million	68%
2010	18.5 million	5.7 million	31%

On March 3, 2010 the Company decided to discontinue production operations in the Cut & Sew field in Israel as stated above. At the end of 2010 the Company had a minority of its production in Israel and in fact a substantial decrease in the production capacity of this field in Israel. Against this the Company increased its production capacity in this field in India in 2010 and it is in various stages of work with additional subcontractors in the East and in Jordan in 2011 mainly as a consequence of the Nouvelle deal.

The Company's has considerable production capacity through third party plants providing the Company with finished products due to the existence of many alternative manufacturers spread throughout countries in the Far East. The replacement of a subcontractor involves costs and time required to locate and train the new manufacturer.

In the event of an increase in production requirements, the process of engaging and training existing and additional subcontractors requires preparation, including approval by the final customer of the new plant and the new plant meeting quality standards defined by the Company for the product quality, timetables, and work conditions. The Company considers that such preparation is not so time-consuming that it would restrict the possibility of increasing production capacity.

3.18.	Raw materials and suppliers – Cut & Sew field

3.18.1.	Outsourcing – Cut & Sew

The Company contracts with subcontractors to produce its products in this field of operations, whether these are subcontractors supplying the final product or subcontractors carrying out various stages in the production process. Excluding sewing in the Company's plant in Jordan and cutting in the Company's plant in Israel, all the Company's activities in this field of operations, apart from swimwear, are carried out by subcontractors. The Company has contacts with subcontractors in Israel, Jordan and the Far East. Sometimes the subcontractors supply the finished product and sometimes only a production service with the Company supplying them with part of the product for work and the raw materials required. The Company has a knitting contractor in Israel that uses machines provided by the Company in its plant, and sewing machines it owns. The Company has a dyeing and printing subcontractor that uses machines they own and machines the Company installed in its plant, and a number of subcontractors in Jordan where some of the sewing machines they use are provided by the Company and others are owned by them.

In 2010 73.5% of production using the Cut & Sew method included the purchase of finished products manufactured by subcontractors in countries in the Far East, including India, China, Cambodia and Vietnam; and 85.1% of the Company's revenues in this field came from sales of products manufactured by subcontractors. Regarding products manufactured by the Company, 7.8% of the sewing work on the products in the field was carried out in Jordan by a subsidiary and subcontractors.

3.18.2.	For more information about raw materials and suppliers, see 4.9 below (raw materials and suppliers on the Company level).

Part 4 - Additional Information at the Corporate Level

The following is additional information at the Corporate level relating to the Company's two fields of operations: the seamless field and the Cut & Sew field.

4.1.	Restrictions, legislation, standards, and special constraints applying to the fields of operations

4.1.1.	The laws in countries in which the Company operates

The Company is subject to the relevant laws in countries in which it operates, including general law relating to imports, customs duties, consumer protection, product marking (to the extent relevant), licensing and labor laws in countries in which it employs workers.

4.1.2.	Free trade agreements

See 2.4.8 above.

4.1.3.	Removal of import quotas on textile products

See 2.4.8 above.

4.1.4.	Regulatory developments

Since the Company operates in the international market it is exposed to changes in foreign law, including everything relating to restrictions on export, protection tariffs, trading barriers, and changes in tax laws. For details of free trade agreements and the customs regime and quotas in the countries which are the Company's main target markets, see 2.4.8 above.

4.2.	Technological changes that significantly impact production

The Company follows on a current basis the relevant technological developments in its fields of operations, and adopts these technologies as far as possible in its production processes. For technological developments regarding everything connected with knitting yarn from which the fabric is manufactured have an indirect effect on the field of operations, as they enable the production of finished products which are characterized by innovations, such as products enabling more comfortable movement in the clothes, improved aeration, moisture wicking  etc. Such technological developments of knitting yarn, which enable the production of advanced textile products, give the products a definite competitive edge and reduce the possibility of pressure from customers to reduce prices.

The Company also develops production technologies that simplify the production process, achieve excellent results in the level of product finish, or reduce production cost without affecting the quality of the product.

4.3.	Changes in suppliers and raw materials in the field of operations

In recent years there have been no significant changes in suppliers from which the Company purchases the raw materials it uses in the production of its products.

The Company is constantly on the lookout for new suppliers, evaluating existing suppliers, and quality control.

4.4.	Marketing and distribution

The Company markets its products directly to its customers. It approaches potential customers and offers them its advanced development and production services or products which, in its opinion, are suitable for the potential customer's product range. The Company also maintains regular and close contacts with its customers allocating to them as far as possible professional and experienced marketing personnel and making marketing personnel available to handle topics of interest to them. The Company strives to increase its sales to existing customers by cooperating with them on an ongoing basis, presenting collections, design concepts, and market analysis to them, while emphasizing the Company's competitive advantages and maintaining close relationships with the customers' relevant personnel. The Company's marketing personal operate in the U.S., Europe and Israel.

The Company generally manufactures products to order and supplies the order to the customer's central warehouse rather than distributing them to the customer's various stores. Transport is for the most part by sea on FOB9 or FCA10 terms. In cases in which delivery is delayed and the Company falls behind or identifies a concern about a delay in the supply of the goods to the customer, it uses airfreight.

Regarding the seamless field of operations, the Company considers that some of its products in this field give the consumer an added value, which creates a potential for higher rates of profit, both for the Company and the customer, and gives the Company a marketing edge over its competitors. Using its technology, the Company is able to supply leading products with unique characteristics which cannot be easily manufactured by any of the Company's competitors in the seamless field. As a result, the Company believes that in this field it can achieve a proportionally higher level of profitability as long as it meets its operating targets and the performance level required. For more information about the operating difficulties faced by the Company and its efficiency program, see 1.3.8 above.

The Company has also decided to expand its marketing operations in Europe. To this end the Company is working to locate new customers. For some of the customers located in 2010, the Company developed collections and orders were taken in 2010. The Company is continuing with its efforts to diversify and expand its European customer base in 2011.

9. FOB – (Free on Board) - sale terms by which the goods pass to the buyer when they cross the hull of a ship in the seller’s port.

10 FCA (Free Carrier) - sale terms by which the goods pass to the buyer when they are delivered to an international carrier in the seller’s country.

The Company's intention to continue to diversify and expand its European customer base in 2011 is forward-looking information as defined in the Securities Law. Forward-looking information is information about the future that is uncertain, based on existing information or estimates, including the Company’s intentions or estimates on the date of publication of this Report or that is not dependent solely on the Company. This information, in whole or in part, may not be realized or realized differently inter alia for the following reasons: changes in the Company's situation, changes in world financial markets, changes in consumer preferences, changes in fashion, sources of financing at the Company's disposal, competition, etc.

4.5.	Fixed assets and plant

The Group has production facilities in Israel and in Jordan. As of the Report date, the Company owns real-estate assets in North Carolina, U.S. The Company's management believes that these facilities are in a good working condition and are properly maintained, and the area is suitable for the Company's current level of operations. The Company also considers that its operations and facilities meet present government standards from safety, health, and environmental aspects. The Company generally complies with these provisions without it having any significant effect on the Company's expenses, its profitability or competitive ability.

Following is a table summarizing the material real-estate assets leased by the Company or owned by it as of the date of this periodic report:

Country	Town	Area in m²	Principal use	Leased/owned	End of lease period
Israel	Misgav (1)	13,300	Hi-Tex Central plant	Leased	2019
Israel	Misgav (1)	16,535	Hi-Tex Central plant	Leased	2019
Israel	Rishon Lezion (2)	472	Design, sewing, acquisitions, development, and Macro head office	Leased	2015
Jordan	Irbid	14,180	Pressing, sewing, packing, logistic center	Leased	2011
U.S.A.	Valdese, NC	15,205	Logistic center and Tefron AUS head office	Owned
U.S.A.	Valdese, NC	4,893	Leased office building	Owned
U.S.A.	New York City	139	Sales office	Leased	2011
U.S.A.	Los Angeles, CA	153	Sales office	Leased	2011
China	Dong Guang	558	Acquisitions and development	Leased	2012

(1) On March 21, 2010 the Company signed an agreement with REIT 1 (hereinafter: "REIT 1"), the owner of the rights in the leased property in the Teradyon Industrial Zone in Misgav, according to which the lease period in the building which houses the Company's head office in Misgav ended on March 31, 2010. The Company and REIT 1 also signed a new rental agreement on September 6, 2010 on the two other buildings which house the Company's plant in Misgav, for the period commencing January 1, 2010 until December 31, 2019 with no option to shorten the lease period, in return for a monthly rent of NIS 522 thousand plus VAT linked to the Consumer Price Index.

(2) On December 15, 2010 the subsidiary vacated its offices in Holon and relocated its operations to premises it leased from then on in Rishon Lezion. The lease on the premises in Rishon Lezion is for five (5) years commencing December 16, 2010. The lease may be automatically extended for an additional period of two years unless the subsidiary notifies the lessor in writing no later than 90 days prior to the end of the lease period that it does not wish to extend the lease. The subsidiary is paying the lessor a basic monthly rent of NIS 14,538 for the lease period.

The Company's material real estate properties are those it uses in Israel, Jordan and the U.S. These properties are regularly maintained and in good operating condition. The Company leases other real estate properties throughout the world, which are not material to the Company, and there is no concern that it will not continue to lease these properties or find alternative real estate properties.

Equipment

The Company has 739 seamless knitting machines (Santoni) and another 35 Santoni machines leased to a third party that works with them in North Carolina, USA.

The Company operates 1,100 sewing machines in its plants in Jordan and in Israel out of the 2,800 machines it owns.

The Company has 28 dyeing machines which are used for its two fields of operation. As of the date of this Report, 15 additional machines and one round knitting machine in its dyeing plant in Netanya are not working because the plant has been closed. The Company sold these machines to a third party in January 2011.

4.6.	Research and development

The Company has a number of creative teams, including fashion, textile and graphic designers, yarn, knitting, dyeing and finishing technologists, as well as in the product field. These teams keep up to date regularly about world marketing trends and the relevant technological innovations. The Company's design and development teams are located in Israel and the US. The teams operate according to a structured method of innovative thinking aimed at developing groundbreaking products which set the Company apart and maintain its competitive edge.

The development process combines all the areas of know-how in the Company, including design, production, marketing, development and technology, search, research, development and design methods, presenting developments to customers, and drawing conclusions.

Development and design costs in 2010, after deduction of a refund from the Chief Scientist, were 4,743 thousand dollars, 8,242 thousand dollars in 2009, and 8,058 thousand dollars in 2008. In 2010 a grant of 1,145 thousand dollars, and in 2009 a grant of 167 thousand dollars was received from the Chief Scientist in Israel for the Company's development plan. This amount is included in the Financial Statements for 2010 as a reduction in development expenses in the Company's profit and loss statement.

4.7.	Intellectual property / intangible assets

4.7.1.	General

The Company has know-how in all aspects of the development of products in its fields of operations, including, inter alia, information, know-how, data, knowledge, intellectual property, drawings, technical specifications, software, a list of potential customers, and plans. The Company safeguards its intellectual property mainly through non-disclosure agreements with its employees, suppliers, contractors, and customers who are exposed to confidential information. The Company also has a number of patents on production methods, mechanization and products. The Company has contacts created over the years with many and varied customers, and the Company's operations, capabilities and name are recognized by retail customers and the world’s leading brand marketers.

4.7.2.	Patents

The Company has a number of patents, applications for patents as well as secret inventions and developments which are not formally protected which include inventions and developments in the field of production, mechanization and products. These inventions and developments often gave and give the Company an advantage in the field of production, and in other cases strengthen the Company's status as an innovator operating in the cutting edge of technology. The Company considers that the patents it holds today do not constitute a significant part of its operations.

4.7.3.	Trade marks

The Company has a few commercial trademarks that it occasionally offers to large marketing chains in the US which market the products that carry them, whose contribution to the Company's sales is not significant. The Company also has two trademarks "Engineered for PerformanceTM or EFPTM recognized by some of the world's leading markets in sports products as a mark that stands for the Company's outstanding products in the active wear field that meet the user's performance needs. These trademarks are used by the Company in its marketing strategy of performance-supporting products in the sports and active wear field.

4.8.	Human capital

4.8.1.	A diagrammatic description of the organizational structure

Following is a diagram of the Company's organizational structure as at December 31, 2010.

Human
Resources
Manager

Develop-ment
Manager

VP
Marketing and Business Develop-
ment

Deputy CEO and VP Operations & Support

Off
Shore Manager

Macro Clothing Ltd. Manager

VP
Finance

CEO

4.8.2.	Breakdown of workers employed in the Company according to fields of operations:

Division	31.12.2010	31.12.2009	31.12.2008
Production	774	1,354	1,748
Development and logistics	190	268	354
Administration	41	50	55
Marketing and sales	70	113	86
Total	1,075	1,785	2,243

4.8.3.	Breakdown of workers according to the countries in which they are employed:

Country	31.12.2010	31.12.2009	31.12.2008
Israel	571	1,038	1,149
Jordan	419	657	1,018
U.S.A.	20	47	22
Europe	2	2	2
Far East (China, India, Hong Kong)	63	41	52
Total workers	1,075	1,785	2,243

4.8.4.	Material changes in the payroll

As at March 15, 2011 the Company’s payroll was 6.5% lower compared with December 31, 2010. The payroll at December 31, 2010 was 39.8% lower than at December 31, 2009. The cutback in 2010 was made in all the Company’s departments according to the turnaround plan the Company implemented as described in 1.3.8 above.

On January 21, 2010 Mr. Amit Meridor took up his duties as the Company's CEO in the place of Mr. Adi Livneh who resigned from his position as Company CEO in November 2009.

For details of the terms of employment of the Company's CEO see footnote 3 in section 6 of Part D of this periodic report. For details of changes in the payroll of executives see section 6.2 of Part B of this periodic report.

4.8.5.	Workers’ remuneration plan

4.8.5.1.
In September 1997, the Company adopted an options plan for its employees, executives and consultants (hereinafter jointly": the Offerees") with a view to offering them an incentive in the form of participation in the Company's share capital (hereinafter: "the Options Plan"). In January 2003 the Company's Options Plan was amended in such a way that the options in it will be allocated as part of capital gains track with a trustee (hereinafter: "the Trustee") pursuant to Section 102 of the Income Tax Ordinance and the rules issued under it.

4.8.5.2.
As of March 15, 2011, 414,772 option warrants had been allocated (including option warrants to employees the Company undertook to allocate and had not yet allocated and the adjustment of an allocation of a number of options according to the rights offering the Company made in 2010) convertible to 414,772 of the Company’s ordinary shares and comprising 6% of the Company's issued and paid up share capital with full dilution.11 As of March 15, 2011, the Company has 98,551 additional options set aside which can be allocated in the future under the Options Plan.

11.On the assumption of full exercise of all the option warrants to workers (including the option warrants to workers that the Company undertook to allocate and has not yet allocated) exercisable for 414,772 of the Company’s shares.

4.8.5.3.	The options plan was originally in force for 10 years and extended in March 2008 for an additional 10 years, i.e. until March 1, 2018.

4.8.5.4.
As at March 15, 2011, options had been allocated to 17 Offerees, including the Company's CEO Mr. Amit Meridor and the Chairman of the Board, Mr. Arnon Tiberg. The options were not listed for trading, but the shares resulting from the exercise of the options will be listed for trading on the TASE.

4.8.5.5.	Following is a summary of the main provisions of the options plan:

Vesting period - The options were given to the offerees without payment and they vest on various dates as the Board determines. Unless the Board decides otherwise, the options vest in three equal tranches for a period of three years from the time they are given or from the date the Offeree took up employment, as the Board decides. Offerees are entitled to every option tranche on the vesting date if they are working in the Company at the time.

Exercise period - The options can be exercised, if the Offeree decides, fully or partly, up to 90 days from the date an employee ceases to work in the Company or within 10 years from the date of being given, whichever is earlier. An option not exercised by the end of the exercise period will be cancelled and will not give its holder any right whatsoever vis-à-vis the Company.

Tax track - The options (including the shares exercised which will be allocated for them and securities that will be issued due to adjustments for the bonus shares or the rights offering) will be blocked by the Trustee, who will hold them in trust for the Offerees pursuant to Section 102 of the Income Tax Ordinance.

Rights – On allocation, the exercised shares will be equal in rights to shares of that type in the Company's capital for all intents and purposes.

Adjustments - Under the Company's option plan, if any of the events described below occur, the Offeree’s right to exercise the options he holds into shares of the Company (hereinafter: "the Exercise Shares") will be adjusted using the relevant mechanism as described in the Options Plan: (a) Split, change in structure, merger (hereinafter jointly: “Change in Structure”); (b) Liquidation or receivership; (c) Changes in the Company's capital; (d) Rights offering.

The Options Plan manager - The Company's Board of Directors is responsible for the Options Plan and is authorized, inter alia and subject to the law, to approve Offerees, to set the terms for giving options, including the number of options, the exercise period and its dates, and other conditions, accelerating the right to exercise options, managing the options plan and interpreting it, and every other action that the Board deems appropriate in its management of the plan.

4.8.5.6.	For the accounting treatment of the Option Plan see Note 19 to the Financial Statements, section C of this Report.

4.8.6.	Benefits and the nature of employment agreements

4.8.6.1.
As at December 31, 2010 the Company has 1,075 employees, of whom 562 are employed in Israel, and the contract with them is according to a general collective agreement in the textile and clothing field signed between the General Association of Workers in Israel and the Manufacturers Association and the general extension orders applying to these agreements, and 9 employees, who are employed under personal employment agreements.

4.8.6.2.
The Company usually has personal agreements with senior executives and management staff. The personal employment agreements the Company has with employees in Israel, regulate inter alia the following: monthly salary, social benefits such as annual leave, prior notice, provisions for pension fund and/or management insurance, provisions for further study funds, vacation expenses, allowance, sick fees and other benefits to which senior employees are entitled. The employee is also normally entitled to an annual bonus based on an evaluation of the employee's performance and subject to the Company's profitability. The Company also provides senior employees with a vehicle and a cellular telephone and defrays all the expenses connected with them. The Company's senior staff undertake to maintain absolute confidentiality regarding everything connected with the Company's business and not to make use of confidential information even after the period of their employment. Excluding the Company's CEO as described in 4.8.4 above, every party is entitled to terminate the contract by giving between 30 and 180 days notice as determined between them in the agreement. In special cases, when the Company is interested to encourage the employee to remain in his position, the employee is entitled to bonuses according to landmarks indicated in the agreement with him. In most of the employment agreements it is agreed between the employees and the Company that Section 14 of the Severance Pay Law will apply.

For details of the remuneration of the CEO and some senior executives in the Company, see section 6 of the Additional Information about the Corporation, Section D of this Report.

4.8.6.3.	Appointment of a new Chairman of the Board

On July 5, 2010 Mr. Arnon Tiberg began his tenure as the Company's Chairman of the Board . The contract with the Chairman is in an agreement for the provision of management services drawn up between the Company and A. Tiberg Consultants Ltd., a private company fully owned by the Chairman of the Board, which provides the Company with Mr. Arnon Tiberg's services as the Company's Chairman of the Board (hereinafter: "the Management Agreement"; "the Management Company"). The Management Agreement was approved by the Audit Committee and the Company's Board as well as by a special general meeting of the Company's shareholders. For more information about the terms of the Management Agreement see section 7 of Part D of this report.

4.8.6.4.
During the process of approving the annual statements for 2010, the Board had a wide-ranging discussion on the terms of employment of each of the Company's senior executives, set out in Regulation 21 of the Securities Regulations (Periodic and Immediate Reports), 5730-1970. The Board discussed inter alia the connection between the remuneration given in 2010 to each of them and his contribution to the Company in the Report period and the performance of each during 2010. Prior to the discussion the Board was provided with the relevant data about each executive as required by Regulation 21 of the above Regulations. The Board stated that the remuneration given to each of the Company's senior executives was determined, inter alia, on the basis of the post the senior executive filled in the Company and the subsidiaries and his contribution to the Company. The Board also stated that part of the remuneration (the bonus) that could be shared among senior executives was dependent on achieving targets and on the results of the Company's operations, and that the bonus and options that senior executives receive are a proper incentive for them to work to make profits for the Company and promote its objectives.

4.8.6.5.	Wage cutting

Because of the economic crisis and the Company's financial results, the Company decided to cut employees’ wages from December 3, 2008, excluding employees earning less than NIS 5,000 gross a month. The percentage cut in salaries was between 5% - 15% depending on the level of the employee’s wage, so that the greater the employee’s original salary, the greater the percentage cut in his salary.

Cutting directors remuneration - At the Company's Board of Directors meeting of December 9, 2008, the Board approved the notification by all the directors (excluding external directors) of their agreement to having their remuneration cut by 15% from December 1, 2009 until December 31, 2009. At the Company's Board of Directors meeting of December 14, 2009, the Board approved the notification by all the directors (excluding external directors) that the agreement to reduce 15% from their fees will remain in force until December 31, 2010.

4.8.7.	Structural changes

In 2010 the Company expanded and made changes in the deployment of its sales force in North America where most of its sales are. During the year the Company closed its offices in Portland, significantly cut back its Los Angeles office and increased the force in its New York office. Further to the closure of the Nouvelle deal, the Company also has a sales office in Montreal in which is concentrated the sales force responsible for the retail sales market in North America.

The turnaround plan adopted by the Company made changes in the organizational structure. As part of the plan, professional managers were recruited from the industrial field in general and from the textile field in particular. For more information see section 6.1 of Part B of this periodic report.

4.8.8.	Undertaking on termination of employer-employee relationship

The Group's liability on terminating employer-employee relations for the Group's employees in Israel is covered mainly by the provision of the Company’s senior management insurance policies, comprehensive pension fund, and the Company's provident funds or another provident fund.

In Jordan, where the Company also has operations involving the employment of a considerable number of employees, the employees do not have any pension rights and when they leave they are entitled to be given prior notice.

4.9.	Raw materials and suppliers

4.9.1.	The main raw materials

Purchases in the fields of operations include the purchase from sub-contractors and suppliers of finished goods and raw and auxiliary materials required for the Company's own production operations.

4.9.1.1.	Raw materials

The raw materials the Group uses in the production of a range of clothing items that it manufactures itself are mainly synthetic yarn (such as cotton-spandex, cotton-lycra, cotton-viscose), cotton yarn, cotton blends, and other materials such as elastic strips, various polymer yarn, various rubber materials, lace work, and other textile components, some of which are developed by the Company or by suppliers for it and are sold for a wide range of prices.

The costs of the raw materials are affected by various factors, inter alia: (a) Raw materials the Company purchases are produced mainly from cotton and from plastic materials and are therefore affected by fluctuations in cotton and oil prices; (b) prices of raw materials the Company purchases are affected by the cost of inputs needed for their production, including the cost of manpower in the producing countries and the cost of energy sources; (c) Supply and demand conditions change along with other market factors over which the Company has no control, also causing fluctuations in the price of raw materials. During the last months of 2010, due to the increase in the price of oil and its derivatives, there was an increase of several percent in the price of some of the raw material purchased by the Company.

The prices at which the Company purchases it raw materials are determined in negotiations the Company conducts with suppliers, but its ability to affect the market prices of these raw materials is limited. The Group purchases the raw materials from a number of international and local suppliers and in the past has not encountered any difficulties in obtaining suitable raw materials for production requirements. The Company is not aware of the existence of any supplier that dictates market conditions.

The Company purchases the raw materials it needs to manufacture its products only after receiving purchase orders from customers. The Company does not generally hold inventory of raw materials for a period exceeding 2 months. For more information see also 2.4.6 above.

The percentage of cost of raw materials to sales as at December 31, 2010 was 40%.

4.9.1.2.	Raw materials that are finished goods

The cost of purchasing finished clothing products from subcontractors is affected by various customer demands, such as: the raw materials from which the final product is made, the quality of the final product and lead times. There are alternative suppliers of finished clothing products in the Far East, in Jordan and in other countries. The Company is not aware of any suppliers/ subcontractors that dictate market conditions.

The Company is constantly considering the economic feasibility of production in other countries, including through subcontractors. In this context it should be mentioned that when it is considering production sites, the Company takes other factors into consideration, including: The security situation, the country's stability, free trade agreements and quotas, as described in 2.4.8 and 2.4.9 above.

4.9.2.	Types of contracts with suppliers

The Company is in contact with hundreds of suppliers, most of them through current settling of accounts and some through letters of credit. Generally, as is standard for the field, the Company does not enter into contracts with these suppliers apart from orders themselves.

Some of the suppliers the Company uses are dictated by its customers.

4.9.3.	Dependence on suppliers and products for which there is a dependence on suppliers

The percentage of the Company's purchases from a main provider of dyeing services on which the Company is dependent was 7.7% of purchases from suppliers and subcontractors in 2010, 5.7% in 2009. For more information about the Company's dependence on the subcontractor in the dyeing field, see 3.9.1 above.

As a rule, excluding what was stated in 3.9.1 above, the Company does not have any significant dependence on the various suppliers or subcontractors of raw materials and finished products due to there being many alternative suppliers and plants in the Far East and in other locations the transition to producing through which would not result in significant increases in production costs. But if a supplier or a subcontractor is replaced, the process of locating a suitable supplier or subcontractor that meets the Company’s standards or those of the end customer takes time and may extend over a number of months before a suitable supplier or subcontractor is located, and sometimes also leads to costs involved in the training, adaptation and authorization of the subcontractor and the new plant.

4.10.	Working capital

4.10.1.	Policy on holding raw material inventory

The main raw materials used by the Company are synthetic yarn and other textile components. Most of its raw materials are purchased when it receives production orders from customers and therefore the Company does not keep raw material inventory for long periods.

The Company holds significant levels of raw material inventory and insofar as this relates to raw materials required for the production of a significant part of the Company's products in 2010, the Company recorded exceptional write downs of 2.7 million dollars in inventory (for yarn and inventory of auxiliary materials in the seamless and Cut & Sew fields).

4.10.2.	Policy on holding finished product inventory

The Company manufacturers most of its products against prior orders and therefore does not generally hold finished goods inventory beyond the quantity required for valid orders. The average lead time of the Company's products is 60 to 120 days from the date of receiving the order. Average finished product inventory days in 2010 were 7.

4.10.3.	Returns policy

Even though some of the agreements with customers include the right to return goods if they are found to be defective, in practice, in most cases where defects are discovered, the Company comes to an arrangement with the customer for the supply of alternative products or credits the customer, and only in exceptional cases are the goods returned to the Company for repair and return to the customer. In 2010 no products were returned to the Company.

4.10.4.	Credit policy

Following is an itemization of credit balances and average days credit of the Company’s customers and suppliers for 2009 and 2010 (in million dollars).

	31.12.2010		31.12.2009
Average days credit	Credit amount	Average days credit	Credit amount	Average days credit
Customers	9.3	43	14.6	60
Suppliers	14.0	94	15.0	114

The drop in the level of customers’ and suppliers’ credit in 2010 compared with 2009 is explained by a considerable decline in the Company's operations in these years, including a drop in revenues and purchasing.

The reduction in customers' credit days can be attributed to an improvement in the Company's average credit terms to its customers in the USA.

The reduction in suppliers' credit days at the end of 2010 compared with the end of 2009 can be attributed to the fact that in 2010 the Company paid most of its debts to suppliers that had been spread over since 2009.

4.11.	Investments

4.11.1.	Acquisition of the operations of a manufacturing company in the seamless women's intimate apparel field

On December 30, 2010 the deal was closed in which the Company acquired Nouvelle's operations in the women's intimate apparel. Nouvelle's products are manufactured using seamless technology.

Included in the operation acquired: (i) Nouvelle's customer list and customer connections (hereinafter: "Nouvelle's Customers"), including details of the relationship with those customers, (ii) production orders Nouvelle received before the date on which the deal was closed for the supply of Nouvelle's products after that date, provided the customer's confirmation is not required to transfer the production orders to the Company or that such confirmation has been received (hereinafter in this section: "Production Orders"). The Company has assumed full responsibility for these production orders: (iii) all the rights under the licensing agreement between Nouvelle and New Balance Athletic Shoes Inc. (hereinafter: "New Balance") of October 1 2009 (hereinafter: "the Licensing Agreement") (iv) goodwill in connection with subparagraphs (i) and (ii) above. For more information see Notes 3a and 18a to the Financial Statements, Part B of this periodic report.

4.11.2.	Acquisition of a manufacturing and marketing company in the swimwear field in the USA -

In September 2008 the Company acquired all the operations of a swimwear manufacturer, including all its customers. The acquisition also included the order backlog from customers, which at the date of signing the agreement (September 2008) was $5.2M. For more information see Note 3b to the Company’s Financial Statements, part B of this periodic report. For more information about the operations the Company acquired from Nouvelle  in the seamless product field and the investment in the Company see the Company’s immediate report of December 23 2010 (ref: 2010-01-728055) to which are attached inter alia the following documents: (a) an outline of Nouvelle’s operations (Appendix A of said report); (b) Nouvelle’s consolidated and audited financial statements for the 12 calendar month period ending June 30, 2010 and Nouvelle’s summarized and reviewed consolidated financial statements for the three calendar months period ending September 30, 2010, both drafted according to the International Financial Reporting Standards (IFRS) (Appendix B1 to B4 of said report); (c) the Directors’ Report on the state of Nouvelle’s affairs for the 3 calendar month period ending June 30, 2010, and the Directors’ Report on the state of Nouvelle’s affairs for the 3 calendar month period ending September 30, 2010 (Appendix C1 to C4 of said report). Said immediate report is included in this periodic report by way of reference.

4.12.	Financing

The Company's operations are financed from its own sources, bank credit, non-bank credit like factoring to bring forward payments from customers, and suppliers' credit as described in 4.10.4 above.

Bank credit was divided as follows:

The balance of short-term credit from the banks on December 31, 2010 was $6.2M compared with $14.2M on December 31, 2009. Most of this bank credit is dollar based with an average interest of Libor + 2%.

The balance of long-term loans on December 31, 2010 was $19.8M, compared with $11.6M on December 31, 2009. The balance of long-term loans on December 31, 2009 includes current maturities of $4.2M. Loans from 2010 bear interest of Libor + 2.15% and Libor + 2.85%. Loans from 2009 bear average interest of Libor + 1%.

On December 31, 2010 the credit facility guaranteed by the agreement with the banks was $35.7M. As of December 31, 2010, $25.6M of the overall facility was being used as loans and facility. The above credit facility includes $5M approved in the amendment to the agreement with the banks signed on December 24, 2010. As at December 31, 2010 the loans had not actually been taken from the banks. For more information see Note 13 to the Financial Statements, Part C of this periodic report.

In March 2010 the Company raised $4M gross in a rights offering and a private placement of shares. In December 2010 the Company raised $5.8M gross from various investors as part of the Nouvelle deal. For more information see Note 18 to the Financial Statements, Part B of this periodic report.

4.12.1.	Loans – The amounts of loans and the average interest rates at December 31, 2010 (in thousand dollars(

	Short-term credit*		Long-term loans
	Amount in $1,000s	Average interest rate	Amount in $1,000s	Average interest rate
Bank sources	6,194	Libor + 1.7% The interest rate at March 15, 2011 was 2.125%	19,818	Libor + 2.15% and Libor + 2.85% The interest rate at March 15, 2011 was 2.525% 3.225%
Non-bank sources	1.0		None

* Short-term credit from banks includes loans for up to a year and overdrafts in the Company’s bank accounts according to the credit facility.

4.12.2.	Factoring

Since Q4 2010, the Company has occasionally contracted with factoring companies to assign to the factoring companies, by means of an unconditional and irrevocable sale, the amounts due to it or that will be due to it from customers approved by the factoring companies. In consideration, the factoring companies transfer 80% of the customer's debt immediately, deal with the collection of the debt assigned and pay the Company the balance of the debt collected less commission.

It should be mentioned that in the agreement between the Company and the Company's three banks as described in 4.12.2 above, it was stated that Tefron Group companies may engage in factoring transactions of all its customers up to an aggregate total of $5M.

4.12.3.	The Corporation’s assessment of the need to raise sources

The Company finances its operations with cash flows from its current operations, with bank credit lines, and by raising capital from investors. In 2010 $9.8M gross was raised form investors. The Company's management regularly monitors the progress of the turnaround plan described in Clause 1.3.8 above, and the need, if there will be any, for additional finances from the abovementioned sources to continue its operations.

4.13.	Taxation

The Law for the Encouragement of Capital Investments, 5719-1959 (hereinafter in this section: "the Law").

The Company's plants received "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 5719-1959. According to this Law, income from the approved enterprises for 7 years from the time it first had taxable income (provided that 14 years have not yet passed since the approval was given or 12 years from the date of operating the plant, whichever applies (hereinafter: "the Benefit Period")), are liable to tax at the restricted rate of 10% to 25% (depending on the percentage of foreign investment in the Company). A Company with more than 25% of foreign investment is entitled to an additional Benefit Period of 3 years (ten years in total). The approved enterprise programs approved since January 1997 give full tax exemption in the first two years of the Benefit Period.

Shareholders are taxed at a rate of 15% (deducted at source) on dividends distributed from income from approved operations and at a rate of 25% on dividends distributed from income from other sources, unless determined otherwise in double taxation treaties.

Following are details of the approved programs divided according to the Group’s various companies:

Tefron Ltd. - the Company has nine (9) approved plans in the grants track. The Benefit Period of eight (8) approved plans has ended and therefore income resulting from these investments is liable for tax at the rate determined for companies in Israel. The Benefit Period of the one (1) remaining approved plan has not yet ended. It should be mentioned that due to the Company's losses in 2008 and in 2010, the Company considers that it will not utilize the benefits from these plans in 2011.

The ratio between revenues produced from investments for approved plans that have ended and approved plans that have not yet ended is calculated on the increase in the Company's sales over sales prior to the start of these investments.

Hi-Tex - Hi-Tex has 3 approved plans in the grants track. The Benefit Period of these plans has ended and so the revenues from these investments are taxable at the standard rate for companies in Israel. The ratio between the revenues from these investments is calculated according to the increase in the Company's sales since the commencement of said investments. The Benefit Period of another approved plan has still not ended. Hi-Tex also has a fourth plan in the alternative track under Amendment 60 (hereinafter: "the Amendment") of the Law. In the alternative track the Benefit Period commences from the first year in which taxable income was first created from the beneficiary plant, provided that 12 years have not yet passed since the beginning of the year selected.

The Company is tax exempt for the Benefit Period (10 years).

The basic condition for being given benefits in this track is that the plant should be competitive.

Another condition for receiving benefits in the alterative track is that a minimum entitling investment has been made. This is an investment in the purchase of production assets such as machinery and equipment that must be made within three years. Regarding the expansion of a plant, it was determined that a minimum entitling investment required is NIS 300 thousand or an amount equal to the "entitling rate" (as set out in the table below) of the value of the productive asset, whichever is the greater. Production assets will be calculated also as productive assets used by the plant and not owned by the plant.

The entitling percentage of the value of production assets is as follows:

Part of the production assets (in million shekels) before expansion	Percentage new investment required of production assets value
Less than 140	12%
140-500	7%
More than 500	5%

Income entitling tax benefits in the alternative track will be the Company’s taxable income that met certain conditions as determined in the Amendment (hereinafter: "the Beneficiary Company") achieved from industrial plant or from a hotel. The amendment to the Law specifies the types of income entitled to tax benefits in the alternative track, relating both to industrial plant and to a hotel, when the income from an industrial plant includes inter alia income from the production of software products and their development and income from industrial research and development for a foreign resident (approved by the head of the industrial research and development administration).

On June 30, 2008, Hi-Tex submitted a pre-ruling request to the Income Tax Professional Department for beneficiary plant status and for 2007 to be determined as the selection year pursuant to the provision of Section 51D of the Law for the Encouragement of Capital Investments, 5719 - 1959. No response has yet been received from the Tax Authorities.

Macro - Macro chose 2005 as the selected year for the alternative track pursuant to the provisions of Section 51D of The Law for the Encouragement of Capital Investments, 5719 - 1959. The Company announced its selection to the Assessing Officer in its letter of December 27, 2006.

The Law for the Encouragement of Industry (Taxes), 5719 – 1969

The Company and its subsidiaries operating in Israel are "industrial companies" under the Law for the Encouragement of Industry (Taxes) 1969, and are accordingly entitled to claim accelerated depreciation, consolidated tax refunds, and depreciation permitted for tax purposes over a period of 3 years of the costs of listing shares for trading.

Tax on income not derived from "approved enterprises"

In June 2004 the Knesset passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Order), 5764 - 2004, and on July 25, 2005, the Knesset passed another law, the Law for the Amendment for the Income Tax Ordinance (No. 147), 5765 - 2005, stipulating, inter alia, that the rate of companies tax will be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 and thereafter – 25%.

In July 2009 the Knesset passed the Economic Efficiency Law (Legislative Amendments for Implementing the Economic Plan for 2009-2010), 5169 – 2009, stipulating inter alia a further gradual reduction in the rate of companies tax and real capital gains in the years from 2011 to the following tax rates: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, 2016 and thereafter – 18%.

The tax on a subsidiary in the U.S. is 34%.

The Company has a subsidiary incorporated in the free trade zone in Jordan and assessed under Jordanian tax law. The statutory tax rate in the free trade zone in Jordan in the field in which the Group is engaged is 0%. For more information about the Free Trade Agreements see 2.4.8 above.

Carry-forward tax losses

The balances of carry-forward losses in Tefron, Hi-Tex and Macro totaled $49.823T at December 31, 2010. The balance of Tefron USA losses was $12,133T at December 31, 2010.

For more information about the tax laws applying to the Group, tax assessments, accumulated taxes for tax purposes, and amounts of deferred taxes recognized for them in the past in the Financial Statements, see Note 16 to the Company's Financial Statements as at December 31, 2010, Part C of this report.

4.14.	Restrictions and supervision of the Corporation's operations

4.14.1.	Specific laws applying to operations

The Company complies with the requirements of the material laws applying to it in the various countries in which it operates. The Company's operations are subject to compliance with various laws of the State of Israel since the management offices and some of the plants are located in Israel as well as  compliance with the provisions of the laws applying to the Company's operations in the countries in which it manufacturers itself or through subcontractors (Jordan, China, India, Cambodia, Vietnam and Morocco) and in countries to which the Company markets its products (U.S., Canada, and Europe).

4.14.2.	Business license

The Company has business licenses for its businesses in Israel in accordance with the provisions of the Business Licensing Law, 1968, apart from as described below:

4.14.2.1.
The Company's dyeing plant in Netanya which closed at the end of 2008 did not have a business license although the Company submitted an application for one. Possession of the leases property was returned to the owner on February 28, 2011.

4.14.2.2.
Under the Business Licensing Law, 1968 (hereinafter: “the Business Licensing Law"), a person that engages without a license or a temporary permit in a business which requires licensing is liable to 18 months imprisonment; and if he operated and did not comply after receiving a warning, the law is a fine stated under Section 61C of the Penal Code - 1997 (hereinafter: "the Penal Code") which at the date of this report is NIS 1,300 for every day the offense continued after the warning was received. In the event that an offence has been committed by a Corporation, the court is entitled to impose on the Corporation a fine not exceeding double the rate of said fine, and every person will be charged with an offence who, at the time of committing the offence was an active manager or a registered manager under any law or a senior administrative employee in that corporation if he cannot proven that the offence was committed without his knowledge or that all reasonable steps were taken to ensure compliance with the Business Licensing Law. Should a person be found guilty of such an offence, the court may, in addition to any penalty it imposes: (1) order the discontinuation of engagement in the business, completely or for a period to be determined, by closing the premises or any other way it considers appropriate to discontinue the business;(2) to order the convicted party not to take any action in the business as specified in the order; (3)  to order that a person shall not conduct a business requiring to be licensed on the premises the subject of the charge, without a license or a temporary permit as prescribed by law and shall not transfer the ownership or possession of the business to another unless that person has a business license or a temporary permit as required by law to conduct this business. As previously stated, the Company is taking steps to obtain the business license and, in the Company's opinion, it is not expected to be significantly exposed as a result of the aforesaid.

4.14.3.	Standards

The Company is obligated to meet Quality Standard ISO 9001:2000, as well as other requirements according to the other quality standards occasionally demanded by the Company's customers.

4.14.4.	Quality control

The Company must meet customers' demands of quality control, safety and hygiene, conditions for employing workers, commercial ethics, avoidance of the use of dangerous materials, etc.

The Company's products are assembled according to engineering documentation and their quality is examined by employees who have undergone professional training and have been authorized to do so. The Company's subcontractors provide the complete products and/or components manufactured by them to the Company, with careful attention to quality requirements.

4.14.5.	For additional details see 4.1 above (Restrictions, legislation, standards and special constraints applying to the field of operations).

4.15.	Material agreements

Investment agreement with Norfet – see section 9.1.1 of Part D of this report.

Lease agreement with Reit 1 - see footnote 1 of section 4.5 above.

Arrangement with the Company's financing banks – for more information see Note 13 to the Financial Statements, Part C of this periodic report.

Investment agreement with Nouvelle and the investors – For more details see Note 18 of the Financial Statements , Part C of this periodic report. Also see the Company’s immediate report of December 23, 2010 (ref: 2010-01-728055) concerning the calling of a general meeting of the Company’s shareholders on the agenda of which was inter alia the approval of the acquisition of the Nouvelle operations and an investment of $5.8M in the Company. Said immediate report is included in this periodic report by way of a reference.

Agreement with AlbaHealth - On September 6, 2002, an agreement was signed to establish a business partnership between the Company, AlbaHealth and others in the health products field. Under the agreement the Company acquired, inter alia, 48.325% of AlbaHealth’s issued and paid-up share capital in addition to  an option to sell its percentage of holdings in AlbaHealth to AlbaHealth (hereinafter: “the Option”).

In April 2006 the Company exercised the option it had to sell the holdings of Tefron USA in AlbaHealth and sold them to AlbaHealth which is now wholly-owned by a third party not connected with the Company. The sale was made in return for $13M of which $10M were paid to the Company in cash and another $3M were due to be paid to the Company under an unsecured promissory note.

On September 24, 2009, the Company and AlbaHealth signed an agreement for early repayment of the promissory note. Under the agreement, AlbaHealth paid the Company 1,715 thousand dollars against the promissory note. For more information about said early repayment agreement see Note 9 of the Financial Statements, Part C of this periodic report.

Contract with a dyeing subcontractor - the Company has a material contract with a large subcontractor in the dyeing field, under which the subcontractor does dyeing work for the Company's products using the Company's machines and the subcontractor’s machines. In doing the dyeing work, the contractor applies unique technologies and production methods developed by the Company and/or by the subcontractor for the Company and/or in cooperation between the subcontractor and the Company. The contract between the parties is not limited in time. The Company has a considerable dependence on this contractor.

4.16.	Legal proceedings

4.16.1.
On November 15, 2006, a former employee of the Company filed claims in the District Court and the Labor Court against the Company, against a director in the Company and two former directors. The plaintiff was sentenced and imprisoned in Egypt for spying in November 1996 when he was in Egypt as part of his work in the Company. The plaintiff alleges that there is a direct connection between his arrest in Egypt and his work for the Company there. In view of this, the plaintiff is asking the District Court to order the Company to pay compensation of over NIS 2,500 thousand for loss of earnings, legal and other expenses, and in the Labor Court for NIS 5,000 thousand for various rights under the Labor Laws calculated on the period during which he was imprisoned in Egypt. The parties are due to submit their written summations. The Company believes that the chances of the claim being successful are slim.

4.16.2.
On June 4, 2009, an arbitration agreement was signed between the Company and a former employee of the Company in order to clarify the circumstances of the termination of his employment and irregularities in his dismissal process, and the Company's decision to dismiss him. On September 1, 2009 a statement of claim was submitted by the employee which included a financial claim of NIS 751 thousand and this inter alia on the allegation that his dismissal was illegal. At the date of this report the parties' witnesses have been heard and a date has been set for submitting the written summations.

4.17.	Objectives and commercial strategy

The Company examines its targets and business strategy from time to time. As a rule, the Company's business strategy is to use the accumulated know-how and goodwill and the resources at its disposal to increase the level of operations and to increase profits, while continuously maintaining and improving the quality of its products. In order to realize the strategy, the Company acts inter alia as follows:

The Company develops, designs and manufactures its products according to its customers' demands and needs; the products are manufactured by the Company and carry the trademarks of those customers.

The Company strives to expand its customer base through marketing operations, a presence in the target countries, participation in exhibitions, and contacts with potential customers. The expansion of the customer base will reduce inter alia the Company's dependence on its main customers.

In addition, to the Company's efforts to expand its existing customer base, it strives to offer new designs and ideas for new products which, in its opinion, are suitable for the customer’s product line and its target audience. The Company intends to continue to put the emphasis on the quality of its products and innovations which give it an added value compared to its competitors.

The Company consistently strives to make its production processes more efficient by continuing to transfer production processes requiring considerable manpower to countries where manpower is cheap; training manpower to high professional standards; automating production processes and presenting new technologies. For more information about the turnaround plan to return the company to profitability see 1.3.8 above.

4.18.	Anticipated developments in the coming year

4.18.1.	General

The Company intends to act during 2011 according to its strategy described in 1.3.8 and 4.17 above and accordingly is expected to take the following steps:

Integration of Nouvelle’s operations purchased by the Company in the deal described in 4.11.1 above and accordingly a considerable upswing in sales in comparison with 2010. Presentation of the Company’s existing products to new customers introduced to the Company as a result of the deal. Continued strengthening of the Company’s relationships with the Company’s existing customers, meticulously preserving a high level of service, including an improvement in lead times.

Continued expansion of the Company's development and design team's work with its customers; the Company's experts will continue to strengthen cooperation with the Company's customers, including all the evolutionary stages of a product from the basic design stage until the finished product.

The continued development of contacts with new customers with significant sales level potential.

Continued expansion of operations in low-cost countries in order to reduce the production costs of its products.

4.18.2.	Implementation of the Company’s turnaround plan

The turnaround plan, whose implementation is led by the CEO, has as its main target to make major improvements in lead times for customer orders by cross-company handling of the processes of planning management, focusing on customer targets, and dealing with the main root problems relating to the product quality. The Company is assisted in this by its existing management team and professional managers who joined specifically to carry out the turnaround plan. The achievements of the turnaround plan can be clearly seen in the Company's operational performance since the end of Q2 2010. The Company's plan includes continuing to improve efficiency and striving for consistent excellence in the overall service provided to customers. For more information about the plan see 1.3.8 above.

4.19.	Discussion of risk factors

4.19.1.	Macro-economic risk factors

4.19.1.1.	The financial situation globally and in Israel and the credit crunch

The global economic crisis led to, inter alia, a tightening of credit to some of the businesses. The Company strives to balance its sources of financing with its expenses by taking efficiency measures. Among other things, the Company examined the possibility of raising additional amounts and raised $9.8M gross in 2010. The cash crunch may prevent the Company from developing new products, make it difficult to grow its business, hold back development according to industry demands, make it difficult to exploit future opportunities and respond to competition or to unexpected demands.

4.19.1.2.	The economic situation in the target markets

A worsening of the economic crisis and the world recession, and a reduction in the level of consumption may have a significant impact on the Company's sales and lead to losses.

In addition, the worsening of the economic crisis and the shortage of credit in the target markets may cause a delay in the dates of payment of the Company's customers putting pressure the Company's cash flows. The Company's' difficulties in the target markets may also put the commercial operations of the Company's customers or with some of them at risk, and leave the Company unable to collect their debts after supplying their orders. The Company does not normally demand collateral for customer’s orders. Should any of the Company's major customers not pay their debts to the Company, this may have a considerable negative impact on the Company.

Most of the Company's sales in 2010 were to a number of major customers. In the event that these customers do not continue to buy products from the Company at levels similar to those of 2010, the Company is expected to see a significant drop in sales.

4.19.1.3.	The economic, political and security situation in the production countries

Economic difficulties, lack of political stability, security problems, and hostilities against foreigners in general and against Jews in particular in those countries where the Company manufactures may disrupt the normal course of business of the suppliers and subcontractors of the Company, and as a result may damage the Company's production capacity.

4.19.1.4.	The political and security situation in Israel

The political, economic and security situation in the State of Israel directly affects the Company, whose management, offices and part of its production facilities are located in Israel. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have been involved in a number of armed conflicts. In July and August 2006, Israel was involved in a war in the north of the country, which caused a change in the Company's routine operations during the war. In January 2009, the State of Israel was engaged in a military operation in Gaza as a result of which security warnings were published regarding Israelis in Jordan. Most of the Company's sewing operations are in Jordan and any damage to its ability to keep these operations running may damage the Company's production capacity and its ability to supply its customers’ orders. Despite attempts to promote peace between the State of Israel and neighboring Arab countries and the Palestinians, there may be resurgence and/or worsening in the hostilities against Israel. These hostilities may hold up Israel’s international commercial operations and cause significant damage to the Company's operations.

In addition, Israel imposes compulsory military reserve duty annually and/or during crisis times on male Israeli citizens and permanent residents. The Company has no way of forecasting the full effects of such reserve service on the Company's manpower, should some of the Company's employees and its managers be called up for reserve duty. In January 2011 demonstrations erupted in Egypt and other Arab countries demanding regime change. The current uncertainty about the future of regimes in the Arab world in general and in Jordan where Tefron operates in particular, increases concern about the future of Jordan’s relations with Israel and consequently with companies identified with Israel, like the Company.

4.19.1.5.	Increases in the costs of purchasing finished products or production services

The Company purchases and manufactures some of the products it sells from subcontractors in countries in the Far East and in Jordan. Should there be an increase in costs as a result of an increase in labor costs and related manufacturing costs, the strengthening of the local currency against the US dollar, or for any other reason, this may damage the Company's profitability on products purchased from sub-contractors.

4.19.1.6.	Forex fluctuations

Since the Company operates in a number of countries, it is exposed to risks from changes in the forex rates of various currencies. Fluctuations in these rates may impact the Company's operating results, mainly in view of the fact that the Company's operations are carried out worldwide in various currencies and most of its sales are in the U.S.

82.9% of Company revenues in 2010 were in US Dollars8.2%in Euros and 6.2% in New Israeli Shekels (and the remainder in other currencies). Following the 12.9% softening of the average rate of the Euro against the Dollar in 2010 the Company's sales in Dollar terms fell by $837T. Continued weakness of the Euro/Dollar exchange rate will lead to further reductions in Company sales to Europe in Dollar terms.

$32M (37.2%) of the cost of sales in 2010 are shekel costs for the purchase of raw materials, salary and production expenses. As a result of the strengthening of the average rate of the dollar against the shekel in 2010 compared with 2009 by 5.1%, wage expenses and purchases of raw material increased by $1.6M.

4.19.1.7.	Free trade agreements

The Company, together with other companies in the clothing field, takes advantage of the free trade agreements between Israel and the U.S., Canada, the E.U. and the European Free Trade Association (EFTA). Trade agreements allow the Company and other companies in the clothing field to sell products manufactured in Israel to the U.S., Canada, E.U. and EFTA member countries free of tax. The U.S. extended the concessions under the U.S. – Israel free trade agreement to goods processed in the free trade zone in Jordan and therefore the Company can also export tax-free the Company's products which are partly manufactured (sewing) in Jordan. Moreover, following the free trade agreement between the E.U.. the U.S.A. and Egypt, products manufactured in Egypt can also be imported into E.U. countries and the U.S. free of tax.

If more countries sign free trade agreements with the U.S. and/or the E.U. leading to a reduction/ cancellation of the customs duties on imports from these countries, then competition in the field will increase.

For more details see 2.4.8 above.

4.19.2.	Field risk factors

4.19.2.1.	Competition

It is possible that the Company will be unable to deal with competition from various manufacturers with economic, geographic and other advantages over the Company. The Company competes directly with a number of clothing manufacturers that enjoy lower production cost due to economies of scale, cheaper manpower, closer proximity to consumers and/or suppliers and that have greater economic and/or marketing resources. Competition may to lead to pressure to reduce prices or loss of market share, and consequently damage to the Company's revenues and profitability. There is no certainty that the Company will successfully deal with competition from existing or new competitors.

4.19.2.2.	Removal of import quotas on textile products

Commencing January 2009 quotas on textile imports into the U.S. and the European Union were removed. The removal of import quotas increased competition in these markets and causes further erosion of the selling prices of the Company's products and consequently further erosion of its profitability. It also cancelled out the considerable advantage the Company had over some of its competitors. In the past, competitors from Far East countries were limited in the amounts they could export to the U.S. and Europe. This gave  countries to which no such limitations applied, such as Israel, an advantage in the supply of surplus demand beyond the quota restrictions. For more information see 2.4.8 above.

4.19.2.3.	Changes in fashion preferences

The clothing industry is subject to changes in consumers’ fashion preferences. The Company's sales may drop if the Company and/or its customers incorrectly forecast current fashion and the price consumers are prepared to pay for the Company's / the Company's customers’ products. The Company's success therefore depends partly on its ability to design and manufacture products that will be popular with its customers and consumers and to keep up with changes in fashion trends. It is possible that the Company will fail in its attempts to forecast fashion trends. Should the Company and its customers incorrectly evaluate fashion trends, there may be a drop in orders for products from the Company's customers and/or a reduction in the price its customers will be willing to pay for its products, which could have a detrimental effect on the Company.

4.19.2.4.	Changes in raw material and transportation costs

The Company does not have any control over changes in the price of raw materials that it uses and changes in transport prices. The increase in the cost of raw materials and/or of transport can harm the Company's profitability. The main raw materials that the Company uses for the production of its products are cotton yarn, Lycra and elastic. To a large extent, the Company's financial results are dependent on the cost and availability of raw materials. The price of raw material as well as the price of transport is not stable in view of varying supply demand and other market factors over which the Company has no control. It is possible that the Company will not be able to transfer the increase in costs to its customers. This situation is likely to detrimentally affect the Company's  profitability and its financial condition.

4.19.2.5.	Regulatory developments

Since the Company operates in the international market, it is exposed to changes in foreign law, export restrictions, protective customs duties, trade barriers, changes in tax laws, difficulties in recruiting suitable personnel and managing international operations, social, political and economic changes, and other risks inherent in international business operations, each of which is liable to significantly affect the Company's financial results. Each of these factors can have a detrimental effect on the Company's ability to supply or receive goods on competitive terms and according to suitable timetables, and on the results of its operations.

4.19.2.6.	The political, security and economic situation in countries in which the Company operates

The political, security and economic situation in countries in which the Company operates, including Jordan, Israel, Turkey, India and others may affect the Company's operations and therefore its financial results.

4.19.3.	Risk factors unique to the Company

4.19.3.1.	Dependence on key customers

56.2% of the Company's revenues in 2010 are from its three largest customers (Victoria's Secret, Calvin Klein and Wal-Mart) (hereinafter jointly: "Key Customers"). Any drop in orders from a Key Customer for the Company's products may seriously impact the Company's revenues. The Company's agreements with its customers, including Key Customers, are short-term ones that do not include any undertaking for minimum purchases. The Company's Key Customers may chose in the future not to purchase the same quantities of the Company's products or under the same conditions as in the past. Any reduction in purchases by these Key Customers or any other significant customer or any change for the worse in sales to these customers or in their financial situation may have a detrimental effect on the Company's sales and consequently its financial results. For more information about any anticipated drop in sales to the Company's significant customers, see 3.1.1 and 3.10.1 above.

Another aspect of the Company's dependence on its Key Customers concerns Key Customers fulfilling their obligations to pay the Company for orders it supplies to them. The Company does not require any guarantees from Key Customers against the orders it supplies them. Failure of any of the Key Customers to fulfill their obligations to the Company would have a detrimental effect on the Company's revenues and consequently its financial results.

4.19.3.2.	Restrictions on the Company’s operations under the loan agreements

The loan agreements which the Company is a party to include various restrictions on the Company's ability to act freely, including restrictions on the its ability to raise funds, to purchase assets, and to distribute dividends. These restrictions may force the Company to conduct its affairs in less than optimum manner. Moreover, non-compliance with these restrictions may lead to the loans being called for immediate payment.

4.19.3.3.	The Company’s failure to fulfill its obligations to the financing banks

The Company uses a considerable amount of bank credit as described in 4.12 above; as of the date of this report it does not have alternative financial resources. Under the financing agreements between the Company and the banks, the Company is required to meet financial covenants and various undertakings. In the event that the banks call the credit facilities for immediate payment, including when the Company cannot meet the financial covenants it undertook or any of the other undertakings to the banks, then there would be a real difficulty in raising financing from other sources and therefore this would put the Company's continued operations at risk and the Company will find it difficult to operate as a going concern.

4.19.3.4.	Dependence on a significant subcontractor

All the dyeing in the Company's seamless field of operation is done by a subcontractor. If for any reason the subcontractor should not be able to fulfill its obligations to the Company, the Company will not be able to supply orders to its customers.

Operating difficulties are damaging the Company's financial results, its ability to maintain its competitive edge and may harm relationships with customers, its goodwill, and its sales.

The Company is dependent on the suppliers of its machines and their ability to provide occasional maintenance services for them.

The failure for any reason of a major machine supplier to provide maintenance services or sell spare parts for the Company's machines or additional machines may cause significant damage to the Company's production capabilities.

If a significant machine supplier discontinues supplying services to the Company, then the Company estimates that it will be forced to purchase alternative services (including spare parts) from other machine suppliers in the world. The purchase of alternative services and spare parts requires the Company to invest resources to maintain product quality and may be detrimental to normal production.

4.19.3.5.	Deterioration in Israel's relations with its neighbors

The security situation in Israel and the region may affect the Company's business. Any deterioration in the relations of the State of Israel with its neighbors, where some of the Company's facilities are located, may disrupt the production processes and the purchase of the Company's products and impact its financial results. 58.9% of the Company's revenues in 2010 came from the sale of goods part of the production process of which was carried out in Jordan. The Company's operations in Jordan are to a great extent dependent on the relations between it and the State of Israel. In the past there has been enmity between Israel and Jordan. Moreover, as from December 2008, there has been an increase in the level of hostility between Israel and the Palestinians which may make the Company's operations in Jordan more difficult. A deterioration in Israel's relations with Jordan may impact the Company's production and have a detrimental effect on the Company. In January 2011 demonstrations erupted in Egypt and in other Arab countries calling for regime change. The current uncertainty in connection with the future of regimes in the Arab world in general and in Jordan where Tefron operates in particular increase concern about the future of Jordan’s relationship with Israel and consequently with companies associated with Israel such as the Company.

4.19.3.6.	Direct contacts between retailers and Far East manufacturers

A number of large retailers have recently tried to circumvent companies that design and develop private intimate wear brands and to contract directly with the production plants with the intention of having them manufacture products for them. The Company considers that this phenomenon will occur in basic products intended for the general market, in which the design element is less important. The Company's sales may be affected if this phenomenon continues unabated.

4.19.3.7.	Reduction in market share of the Company’s customers

The Company's sales is likely to suffer if its customers cannot compete successfully in the competitive markets in which they operate. Should there be a drop in the sales of a major customer for any reason, whether connected with the Company and its products or not, there may also be a drop in the Company's sales to that customer.

4.19.3.8.	Operating difficulties

To maintain its competitive ability and improve it, the Company has to supply new, innovative products whose production process is sometimes complicated. It must provide the products in the quantities and on the dates the customer needs, including occasionally supplying small orders within short timeframes. Moreover, in order to withstand pressure on prices and cope with global economic conditions, the Company needs to reduce its production costs, including by moving parts of the production process to Jordan. As a result of all the above, the Company has to overcome operating difficulties in order to ensure the quality of its products and meet its obligations to its customers on lead times, when a deviation from them results in fines. Operating difficulties over time may damage the Company's reputation and lead to orders and projects being diverted to its competitors.

4.19.3.9.	Unanticipated expenses involved in shipping products

The Company needs to supply its products to customers through various forwarding companies. The forwarding of its products involves unforeseen expenses such as (a) the theft of products; (b) the loss of products; insofar as the additional expenses are not covered by the Company's various insurance policies.

4.19.3.10.	Entry into new fields of operations

In recent years, the Company has invested considerable resources to expand the number of products it manufactures in order inter alia to increase its customer base. To this end the Company has purchased and may purchase machinery and equipment in the future suitable for manufacturing these new products. Such acquisition of equipment as stated above as well as the time required to integrate the equipment require considerable resources and may reduce the Company's future cash flows.

4.19.3.11.	Dependence on the supplier of production machines

The Company purchases the knitting machines used by Hi-Tex from only one supplier. If and insofar as this supplier is unable to provide additional machines the Company needs and maintain existing ones, this will impact production capacity and consequently its ability to keep up with customers’ orders.

4.19.3.12.	The Company's plant in Misgav

Production operations in the seamless field are concentrated in the Company's plant in Misgav, where the unique equipment for these operations is. If the Company is prevented from operating the plant in Misgav for any reason whatsoever, its production capability in seamless products will be affected in such a way as to impact the Company's financial results.

4.19.3.13.	The Company’s liabilities

The Company has considerable short and long-term liabilities. These may have a negative impact on the Company operations as follows: (a) to force the Company to use its cash flows to repay debt and not to develop and expand its business: (b) to put the Company at a disadvantage compared with its competitors that are not burdened with large debt; (c) to increase the Company's vulnerability at a time of economic crisis or recession and to limit its ability to respond to changes in the economic and business environment: (d) to limit the Company's ability to borrow money for its needs.

Moreover, since some of the Company's loans bear variable interest, an increase in interest rates will result in an increase in the Company's financing expenses and reduce its profitability.

4.19.3.14.	The need for cash flow to service the debt

The Company depends on the cash flows it creates to repay its debts. It cannot ensure that it will create sufficient cash flows to cover the payments it must make in order to meet its obligations. The Company's ability to create cash flows from a customer is dependant on a number of factors, including the Company's ability to keep to its strategy, economic conditions, financial conditions, and technical conditions. Some of these conditions are not under the Company's control.

4.19.3.15.	Benefits and tax benefits

The Company enjoys various tax benefits under Israel’s Tax Laws. For the Company to be able to continue to enjoy these tax benefits, it must meet certain conditions, including an investment in equipment and continued operations in Israel. Should the Company not meet these conditions, it will not be entitled to those benefits and in certain circumstances it may even be required to repay the benefits it enjoyed in the past, in full or in part.

Over the years, the budget earmarked for benefits has been reduced. Should the Company be asked to expand its investments in Israel, the reduction in the State budget may negatively impact the Company in the form of an increase in the rate of tax it will be required to pay and the loss of the State's participation in the costs of investment in fixed assets.

4.19.3.16.	Changes in the Company’s share price

The Company's operations are affected by various factors, some that are under the Company's control and some that are not. Changes in the Company's financial results (in a certain quarter or year) may cause a drop in the Company's share price.

4.19.3.17.	Delisting of the Company’s shares from trading on the TASE

To maintain the listing of its shares for trading on the Tel Aviv Stock Exchange, the Company must meet certain conditions. It cannot guarantee to meet these conditions in the future. In the event that the Company does not meet these conditions, its shares will be delisted from trading on the TASE, its liquidity will suffer, the amount of information the Company publishes for its shareholders will decline, as will the possibility of getting the market price for shares, its ability to raise capital, etc.

4.19.3.18.	Protection of intellectual property

The Company's success is due to a great extent to its developments and inventions, including the adjustments it makes to equipment, production technologies and methods it develops for its own needs. Only some of these developments and inventions are protected by patents. Some of the Company's subcontractors and the suppliers of its machines are exposed to these developments and inventions and there is no way of ensuring that they will not be leaked to its competitors.

If these development and inventions become known to the Company's competitors, it will reduce the Company's sales and profitability levels.

4.19.3.19.	Competition from the Company’s former workers

The Company’s commercial secrets are known to its past and present employees. Should these employees use the commercial secrets in violation their non-competition and confidentiality undertaking, this would impact the Company's financial results, its advantages over their competitors, and its connections with suppliers and customers.

4.19.4.	Following is the Company’s estimate of the gravity of the effect of the risk factors on the Company:

Gravity of the effect of a risk factor on the Company
	Great effect	Moderate effect	Little effect
Macro Risks
The financial situation globally and in Israel and the credit crunch	X
The financial situation in the target markets	X
The economic, political and security situation in the production countries	X
The political and security situation in Israel			X
Increases in the costs of purchasing finished products or production services		X
Forex fluctuations		X
Free trade agreements	X
Field Risks
Competition	X
Removal of import quotas on textile products		X
Changes in fashion preferences			X
Changes in raw material and transportation costs		X
Regulatory developments		X
The political, security and economic situation in countries in which the Company operates	X

Risks unique to the Company
Dependency on key customers	X
Restrictions on the Company’s operations under the loan agreements	X
The Company’s failure to fulfill its obligations to the financing banks	X
Dependency on a significant subcontractor		X
Deterioration in Israel's relations with its neighbors	X
Direct contacts between retailers and Far East manufacturers			X
Reduction in market share of the Company’s customers		X
Operating difficulties		X
Unforeseen expenses involved in shipping products			X
Entry into new fields of operations			X
Dependency on a supplier of manufacturing machines			X
The Company's plant in Misgav	X
The Company’s liabilities		X
The need for cash flows to service the debt		X
Benefits and tax benefits			X
Changes in the Company’s share price			X
Delisting of the Company’s shares from trading on the TASE			X
Protection of intellectual property			X
Competition from the Company’s former workers			X

Unofficial translation from Hebrew

Tefron Ltd.

Board of Directors' Report on the State of the Company's Affairs

As of December 31, 2010

The Board of Directors is pleased to submit its Report of Tefron Ltd. (hereinafter: "Tefron" or "the Company") for 2010 in accordance with the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

1.	General

Tefron was incorporated in Israel in 1977 and is one of the world’s leading companies in the development, production, marketing and sales of intimate apparel, active wear, swimwear and beachwear, which are sold worldwide. The Company’s customers are companies with leading brands, such as Victoria's Secret, Calvin Klein, The GAP, Hanes Brands Industries, Patagonia, Reebok, T.J. Maxx, Wal-Mart and other well-known brands in the U.S. and Europe.

On December 30, 2010 the Company completed the acquisition of the operations of Nouvelle Intimes Seamless Inc. (hereinafter: “Nouvelle”), in the women’s intimate apparel sector manufactured using seamless technology. The closing of the deal was a strategic success in penetrating customers in the retail market in North America where the Company has been operating for the last two years with seamless technology. As a result of the deal, the Company gained customers like Wal-Mart in the intimate apparel group, TJMaxx and Sears who have extremely large purchasing power. With the success of the deal, the Company anticipates that its sales turnover in 2011 will increase significantly compared with 2010. As part of the deal, $5,813,000 was invested in the Company by various investors. For more information see 6.9 below. This investment led to a change in the Company’s control structure in a way that the Lieberman family from Canada became the largest shareholders in the Company. The Lieberman family, through companies they control, and Mivtach Shamir Ltd. hold 45% of the Company’s shares and there is a shareholders agreement between the above companies.

In the first quarter of 2010 the Company began to implement a turnaround plan with the aim of improving its financial results. The turnaround plan went into operation after the Company suffered a financial crisis with its lending banks in December 2009. The turnaround plan includes the recruitment of key personnel and the setting up of professional teams in key sectors, setting specific operational and commercial targets with the aim of improving the Company’s performance and restoring customers’ faith as a consequence, fluent follow-up of progress in all sectors of operations, and raising capital to finance the Company’s operations. The turnaround plan continued throughout 2010 and the Company estimates that the full effect of its implementation will be felt in 2011. The Company also estimates that total savings from the turnaround plan (after neutralizing the effect of the reduction in the volume of operations) were in excess of $10 million in 2010. For more information see 6.1 below.

2

On December 24, 2010 the Company signed an amendment to the agreement with the banks to get an additional $5 million as part of the Company's arrangements to finalize the deal with the investors, see 6.8 below. The amendment is a continuation of the agreement the Company signed with the banks on March 2, 2010 which included a restructuring of the credit lines that the banks had made available to it (hereinafter: “the Bank Agreement”) which inter alia gave the Company a three year "period of grace" in which there is no repayment of loan principal, as described in Note 13b to the Financial Statements as of December 31, 2010, Part C of this report, and 6.4 below. As part of the Bank Agreement, in March 2010, the Company raised $4 million gross in a rights offering and supplementary private placement, as described in 6.3 below. In 2010 the Company raised a total of $9.8 million from investors, which is being used to grow sales and operations and to finance the Company's current operations.

The Company’s estimates concerning the increase in its sales in 2011 in comparison with 2010 and the effect of the turnaround plan in 2011, as described above, are forward-looking information as defined in the Securities Law. Forward-looking information is information about the future that is uncertain, based on existing information in the Company on the report date, including the Company’s estimates or intentions as at the report date or that are not dependent on the Company. This information, in whole or in part, may not be realized or realized differently inter alia for the following reasons: financing difficulties, competition, changes in market demand, changes in customers' requirements, the Company’s ability to preserve its customers, etc.

Summary of the Company’s consolidated results in the Report period

The Company’s revenues in the fourth quarter of 2010 were $17.3 million compared with $22.3 million in the equivalent period in the previous year.

The operating loss in the fourth quarter of 2010 was $13.8 million compared with an operating loss of $5.6 million in the corresponding period last year. The operating loss in 2010 includes an extraordinary $6.8 million impairment of fixed assets compared with a reverse impairment of $0.5 million in 2009.

The loss in the fourth quarter of 2010 was $14.4 million compared with a loss of $4.7 million in the corresponding period last year.

The cash flows provided by operating activities was $1.0 million, compared with cash flows used in operating activities of $3.7 million in the corresponding period last year.

3

The Company’s 2010 revenues were $86.0 million compared with $115.5 million in the corresponding period last year, a decrease of 25.5%.

The operating loss in 2010 was $22.8 million compared with an operating loss of $20.9 million in the corresponding period last year. The operating loss in 2010 includes an extraordinary $6.8 million impairment of fixed assets compared with a reverse impairment of $0.5 million in 2009.

The net loss for 2010 was $22.7 million compared with a net loss of $17.4 million in the Corresponding period last year.

Cash flows used in operating activities in 2010 were $2.4 million compared with $1.5 million in the corresponding period last year.

Cash flows provided by financing activities were $9.6 million in 2010 compared with $1.0 million in 2009.

The overall positive cash flow in 2010 led to an increase in cash balances of $7.5 million, compared with an overall positive cash flow in 2009 which led to an increase in cash balances of $339 thousand.

2.	Analysis of the Company's financial situation

Current Assets

The Company’s current assets as of December 31, 2010 were $38.0 million compared with $39.9 million on December 31, 2009. The decrease of 4.8% was due to a reduction in the Company’s sales and operations volume. Most of the decrease was in balances of receivables by $5.3 million and the inventory item by $3.1 million. The reduction in the inventory item can be explained by a reduction in days of inventory in process as a result of the reduction of lead times of products to customers and a reduction of operations volume compared with the previous year. On the other hand, there was an increase of $7.5 million in cash balances as a result of the Nouvelle deal which included inter alia an investment of $5.8 million in the Company as described in 6.9 below.

Non-current assets held for sale

In November 2010 the Company put together a plan for exchanging old Santoni knitting machines for new ones. In December 2010 the Company identified a potential buyer for these machines, met with it to discuss the matter and resolved the details of the deal. Said exchange serves the Company’s need for new technology to meet the existing requirements of the market. The Company accordingly classified these machines from the fixed assets item to non-current assets held for sale.

4

Non-current assets

The Company’s non-current assets were $42.7 million as of December 31, 2010 compared with $59.3 million on December 31, 2009. The 28.0% reduction in non-current assets was mainly due to the depreciation of fixed assets and other assets in the report period of $9.5 million and an impairment of fixed assets and other assets of $6.8 million, as well as the classification of non-current assets held for sale of $2.1 million as of December 31, 2010.

In 2009 and 2010, the Company contracted with an independent certified assessor to determine the fair value of its buildings, machinery and equipment, office furniture and equipment, and leasehold improvements it owns. Following the assessment, the Company recorded a $6.8 million one time loss from the impairment in 2010. In 2009, the company recorded a reverse impairment of $496 thousand. This loss in 2010 and said 2009 reverse impairment were calculated on an adjustment of certain fixed asset items to their recoverable amounts. For more information on the impairment, see note 7B to the December 31, 2010 Financial Statements.

Against this, goodwill and intangible assets increased from $1.0 million on December 31, 2009 to $3.0 million on December 31, 2010 following the acquisition of Nouvelle’s operations. Most of the other assets acquired are a customer base, an order backlog, and goodwill. Other assets acquired from Nouvelle totaled $2.3 million. For more information on the Nouvelle deal see 6.9 below.

Current liabilities

The Company’s current liabilities on December 31, 2010 were $26.5 million compared with $46.6 million on December 31, 2009. The 43.1% decrease was due mainly to a decrease in short-term bank credit balances. Most of the change resulted from a restructuring of the Company’s debts to the banks, including spreading short-term debts over a number of years until 2020 inclusive. In 2009, long-term loans of $7.5 million were classified as short-term credit pursuant to the provisions of IAS 1 following the Company’s 2009 failure to meet the covenants.

Non-current liabilities

The Company's non-current liabilities on December 31, 2009 were $20.3 million compared with $5.6 million on December 31, 2009. The increase was due mainly to the restructuring of the Company’s bank debt, including spreading short-term debts over a number of years until 2020 inclusive. Against this, there was a decrease of $3.1 million in the balance of deferred taxes net due to an increase in the tax asset on losses to be carried forward and a reduction of $1.8 million in the long-term balance of creditor institutions.

5

Equity

The Company’s equity as of December 31, 2010 was $35.9 million, 43.4% of total assets, compared with $47.0 million, 47.4% of  total assets as of December 31, 2009.

The 23.6% decrease in equity on December 31, 2010 compared with December 31, 2009 resulted from losses of $22.7 million during the year. The equity reduction was set off against accumulated capital of $9.8 million gross the Company raised in 2010 and the $2.3 million transfer of certain assets to the Company in the Nouvelle deal.

Operating results (developments in the statements of income)

Following is a summary of the Group’s statements of income for the fourth quarter of 2010 and 2009 in $ thousands:

	Year ended December 31		Three months ended December 31
	2010	2009	2010	2009
Sales	$86,044	$115,538	$17,335	$22,275
Cost of sales	86,717	119,339	20,790	24,437
Gross profit (loss)	(673)	(3,801)	(3,455)	(2,162)
Sales and marketing expenses	11,850	13,842	2,727	2,917
General and administrative expenses	4,050	3,779	1,610	1,034
Other expenses (income)	6,233	(496)	6,100	(496)
Operating loss	(22,806)	(20,926)	(13,892)	(5,617)
Loss from early repayment of subordinated note receivable	-	(1,285)	-	-
Financial expenses, net	(2,349)	(512)	(572)	(98)
Loss before taxes on income	(25,155)	(22,723)	(14,464)	(5,715)
Tax benefit	2,469	5,330	104	1,060
Loss	$(22,686)	$(17,393)	$(14,360)	(4,655	) $

3.	Analysis of 2010 and 2009 operating results

Group sales in 2010 were $86.0 million, a decrease of 25.5% compared with $115.5 million in 2009. Most of the decrease in sales was due to the drying up of orders from Nike in the first half of 2009. The Company also assesses that an additional loss of sales was caused by concern on the part of some of the Company’s customers about the Company’s financial state at the end of 2009. Most of the decrease in sales is attributed to the Cut & Sew segment.

6

Following are sales developments in 2010 and 2009, in accounting segments and product lines:

	Sales
	For year ended December 31
	2010			2009
	(in $ thousands)
	Cut & Sew	Seamless	Total	Cut & Sew	Seamless	Total
Intimate apparel	7,286	44,469	51,755	19,152	44,991	64,143
Active wear	1,808	8,381	10,189	4,218	17,315	21,533
Swimwear	24,100	—	24,100	29,862	—	29,862
Total	33,194	52,850	86,044	53,232	62,306	115,538

Cost of sales decreased 27.3% in 2010 at $86.7 million (100.8% of sales) compared with $119.3 million (103.3% of sales) in 2009 for two main reasons: The success of the turnaround plan in improving production floor efficiency, including a reduction in waste during the production process and a shortening of lead times to customers that led to a substantial decrease in the use of air freight as a means of delivery. The Company estimates that in financial terms, the success of the turnaround plan translated into more than $10 million saved on operations in 2010. For more information on the turnaround plan see 6.1 below. (2) The cost of sales also fell due to a decrease in production following a downturn in sales compared with the previous year.

In addition, in 2010 the cost of sales included one-time expenses for a $2.2 million inventory impairment. The impairment was due mainly to (1) an impairment of yarn and fabric inventory in the Cut & Sew operations in Israel, reduced to almost zero in the fourth quarter of 2010 and in fact moved to production sites overseas; and (2) an impairment mainly of yarn in the seamless operations sector purchased in the past for the orders of a customer that terminated its contract with the Company, and yarn and raw materials not earmarked for specific collections that cannot be salvaged for final products.

Gross profit (loss) – The gross loss in 2010 was $0.7 million (0.8% of sales of $86 million) compared with a gross loss of $3.8 million (3.3% of sales of $115.5 million) in 2009. The reduction in the gross loss despite the reduction in sales turnover was achieved as a result of the implementation of the turnaround plan as described in 6.1 below.

Sales and marketing expenses in 2010 were $11.8 million (13.8% of sales) compared with $13.8 million (12.0% of sales) in 2009. The 14.4% decrease is due to the success of the turnaround plan implemented by the Company. The main effect of the plan on selling and marketing expenses was the decrease in labor costs following a reduction in the Company’s staffing levels. The Company also increased the efficiency of its overseas sales offices and closed sales offices in Portland, USA and in Germany. Decrease also derived from a reduction in variable selling and marketing costs following a downturn in sales turnover in the report period. The increase in the percentage of sales expenses is mainly due to fixed increases like wages and office expenses that the increased efficiency processes adopted by the Company to cut them have yet to match the percentage downturn in sales.

7

General and administrative expenses for 2010 were $4.1 million compared with $3.8 million in 2009.

Other expenses for impairment of fixed assets. In 2010 the Company recorded one-time other expenses of $6,260 thousand net for an impairment of fixed assets. This amount was made up of (1) an impairment of $4,221 thousand in the seamless segment, mainly of Santoni knitting machines, which was calculated at the assessor’s valuation based on market prices in international sites for used equipment and market prices for new machines less operational wear and tear reflecting the life span of the machines; and (2) an impairment of $2,039 thousand in the Cut & Sew segment, mainly of sewing machines, which was calculated based on market prices in international sites for used equipment, and for an impairment of leasehold improvements in sites where the Company has discontinued its manufacturing operations.

In 2009, the Company recorded a reduction in other expenses for the reversal of a $496 thousand provision for the impairment of fixed assets, made up of a $237 thousand impairment of assets in the Cut & Sew segment. In the seamless sector, the Company recorded a reduction in expenses as a result of a reversal of a provision for a $733 thousand impairment.

The operating loss in 2010 was $22.8 million compared with an operating loss of $20.9 million in 2009. The reasons for the increase in operating loss are explained in the costs and gross profit sections mentioned above.

The loss on early repayment of a subordinated note in 2009 was $1.3 million. The loss was recorded following the early repayment of a subordinated note issued to the Company by Alba Health (hereinafter: "Alba") in 2006 in part payment on the sale of the Company's share in Alba.

Financial expenses net in 2010 were $2.3 million compared with $516 thousand in 2009. The increase in the 2010 financial expenses compared with 2009 was due mainly to: (1) A 5.1% devaluation in the average dollar/shekel rate in the corresponding period last year that led to financial income; (2) An increase in 2010 in interest rates on long-term loans from Libor + 1% to between Libor + 2.15% and 2.85% as determined in the financing reorganization and described in 6.4 below; and (3) financial expenses as a result of an increase in bank credit.

8

Tax benefits – The Company recorded a tax benefit of $2.5 million in 2010 compared with $5.3 million in 2009. The Company has $49.8 million tax losses carried forward as of December 31, 2010, exercisable for an unlimited period. Deferred tax assets of $6,959 thousand were recorded in the Financial Statements (because of the expectation of using them as a result of the existence of reserves for deferred taxes of $5,951 thousand, mainly on fixed assets, and because they may be used in a consolidated company against taxable income) in respect of these balances and other temporary provisions deductible from employee benefits and a provision for doubtful debts. Pursuant to the provisions of IAS 12 “Taxes on Income”, the balances of deferred taxes of every legal entity are shown net as part of non-current assets and non-current liabilities. The Company had losses carried forward from previous years of $28,860 thousand, in respect of which no deferred taxes have been created in the absence of a forecast for utilizing them in the foreseeable future.

The net loss in 2010 was $22.7 million compared with a loss of $17.4 million in 2009. The loss per share with full dilution was $7.7 in 2010 compared with a loss per share with full dilution of $6.6 in 2009.

4.	Liquidity

Cash flows used in operating activities in 2010 were $2.4 million compared with $1.5 million in 2009. The increase in cash flows used for operations in 2010 is mainly attributable to a decrease in the use of the working capital items to finance the Company’s operations. In 2009, the Company financed its operations mainly by using the working capital items of inventory and receivables. In 2010 the financing of operations through these items decreased by $4.4 million. In 2010 the Company implemented a turnaround plan one of the aims of which was the transition to positive cash flows from operating activities. For more information about the turnaround plan see 6.1 below.

Cash flows provided by investing activities in 2010 were $254 thousand compared with $776 thousand in 2009. Cash investments in fixed assets and other assets net were $113 thousand in 2010 compared with $686 thousand in 2009. The positive cash flows from investing activities in 2010 came from a sale of equipment for $367 thousand. The positive cash flow from investing activities in 2009 came mostly from the early repayment of a subordinated note issued to the Company in 2006 as part payment on the sale of the Company’s share in Alba.

Cash flows provided by financing activities in 2010 were $9.6 million compared with $1.0 million in 2009. The positive cash flow from financing activities derived mainly from capital of $9,215 thousand net raised in total by the Company in 2010.

9

Cash balances on December 31, 2010 were $9.4 million compared with $1.9 million on December 31, 2009. The cash balances grew considerably due to total capital of $9.3 million raised by the Company in 2010 from investors.

In 2010 The Company also signed two agreements with its lending banks as stated in 6.4 and 6.8 below. These agreements increased the Company’s credit lines to $35.75 million and restructured the debt structure and its repayment. The agreement from March 2010 for $30.75 million was given a 3 year "period of grace" in which no repayment will be made of principal. The agreement from December includes a new credit of $5 million that is to be repaid over 4 years on average. These credit lines and loans reduce the repayments of principal compared with previous years and allow the Company to direct its cash surpluses into financing growth and current operations.

5.	Financing Sources

In 2010 the Company financed its operations by raising capital, positive working capital, suppliers' credit, bank credit, and non-bank credit through factoring companies.

Bank credit was divided as follows:

The balance of short-term credit from the banks on December 31, 2010 was $6.2 million compared with $14.2 million on December 31, 2009. Most of this bank credit is dollar based with an average interest of Libor + 2%.

The balance of long-term loans as of December 31, 2010 was $19.8 million compared with $11.6 million on December 31, 2009. The balance of long-term loans as of December 31, 2009 includes current maturities bearing average interest of Libor + 1%.

On December 31, 2010 the  assured credit facility by the agreement with the banks was $35.7 million. As of December 31, 2010, $18.8 million of the overall facility was being used as loans and facility. The above credit facility includes $5 million approved in the amendment to the agreement with the banks signed on December 24, 2010. For more information see 6.8 below.

In March 2010 the Company raised $4 million in the rights offering described in 6.3 below.

In December 2010 the Company raised $5.8 million gross from various investors in a deal approved by a shareholders’ meeting and described in 6.9 below.

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6.	Material information in the description of the Company’s business

6.1.	Turnaround plan

During the first quarter of 2010 the Company began to implement the turnaround plan, in order to restore the Company to profitability in the future. The plan included the recruitment of a new CEO, new Board members and key personnel, the setting up of professional teams in the key sectors to be described later, the setting of specific operational and commercial targets to lead to an improvement in the Company’s performance and to restore customers’ faith as a consequence, regular follow-up of progress in all sectors of operations, and raising capital to finance the Company’s operations. The turnaround plan implementation continued throughout 2010 and the Company estimates that the full effect of its implementation will be felt in 2011. The Company also estimates that total savings from the turnaround plan (after neutralizing the effect of the reduction in the volume of operations) were in excess of $10 million in 2010.

The turnaround plan consists of the following:

1.
A substantial improvement in keeping to lead times for customers’ orders by cross-company attention to planning, administrative focus on customer targets, dealing with main root problems with product quality, and operational bottlenecks. Since the end of the second quarter of 2010 the Company has been measuring a consistently high level of meeting lead times for supply to customers of more than 95% compared with an average of 60% keeping to lead times in 2009.

2.
Dealing with the level of production waste, including quality waste and logistic waste. This also includes the analysis and identification of root problems in knitting, fixation, dyeing and sewing, improvement in quality control in the early production stages, measuring and managing waste at production floor level and in the various work stations, and improvement in the optimization of quantity planning to reduce logistical waste. Since the end of the second quarter of 2010 the Company has been measuring 40% less waste in production compared with waste measured in 2008 and 2009.

3.
Increasing efficiency on the Company’s production floor by improving efficiency and output levels, mainly at the knitting and sewing stages. The improved efficiency includes assessing and incentivizing production line workers according to relevant indexes and targets, changing work procedures, training workers, and tightening control on the production process. The Company measured an increase of 20% in efficiency levels in the second part of 2010 compared with the 2009 average. The Company also made considerable reductions in its staffing levels in 2010.

4.
Reducing acquisition costs, mainly of raw materials, finishing and ancillary materials by identifying additional alternative suppliers, mainly in South-East Asia, to increase competition among suppliers, and by developing products with cheaper substitute raw materials. Attention is also being paid to shipping, transportation and dispatch which are a significant component of the Company’s operations.

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5.
Savings and increased efficiency in production items. In this regard the Company signed an agreement with the owner of the property the factory occupies in Tardion, as stated in 6.5 below. The agreement with the owner and the vacating of a building led to annual savings of more than NIS 4 million. The Company is also looking into all the expenses items and reducing them as far as possible.

6.
Examining and improving the costing process and the product and customer mix to prevent selling price erosion. Discontinuing sales to overseas customers that make a negative contribution to the Company and discontinuing the manufacturing of products that are not profitable for the Company.

7.
Recruiting key personnel from the textile and apparel sector to expand the Company’s knowledge base. To this end Mr. Amit Meridor was recruited as the Company’s CEO. Amit brings with him many years of management experience, 15 of them in the textile company Nilit Ltd., manufacturers of high-quality yarn and fibers. Mr. Arnon Tiberg was also recruited as Chairman of the Board. Mr. Tiberg has many years of proven management experience in various companies in the economy, including a textile company in the Company’s sphere of operations. A new member of the management staff was also added to the Company’s ranks during the year with a background in the sector in which the Company operates as well as other key personnel.

8.
Restructuring of the Company's debt to the banks. As stated in 6.4 and 6.8 below, the Company successfully completed the restructuring of the debt to the banks, considerably improving the Company's expenses flow from financing activities. The arrangement with the banks included the granting of a three year "period of grace" before repayment commences on the long-term credit, as stated in 6.4 below, and a one year "period of grace" regarding the additional credit, as stated in 6.8 below. These periods of grace during which no loan principal is paid and the convenient spreading of the repayment of the loans over a number of years after the period of grace until 2020, are allowing the Company to finance its turnaround plan and current operations as well as its plans for growth in 2011.

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6.2.	Appointment of new CEO

On January 17, 2010 the Board approved the Company's contract with the incoming CEO, Mr. Amit Meridor, commencing January 21, 2010.

6.3.	Shelf prospectus and actual rights offering and private placement

On February 26, 2010 the Company published a rights offering prospectus for the S.E.C. and a rights offering prospectus for the Israel Securities Authority and the TASE. In the prospectus, the Company published a public offering by way of rights of up to 1,578,975 of the Company's ordinary shares with a nominal value of NIS 10 par value each, offered at $3.8 per share. The shares were offered by way of rights to the Company's shareholders at a ratio of 1 credit unit for every 1.406 share.

After Norfet Limited Partnership, the Company’s largest shareholder at the time, notified the Company that it could not participate in the rights offering because of regulatory restrictions, the Company chose to raise capital through a combination of a rights offering and a supplementary private placement to Norfet and/or anyone on its behalf (hereinafter: "Norfet"), with Norfet undertaking to invest in the Company against the private placement of shares, an amount that would bring the total amount raised in the rights offering and the private placement to Norfet to $4 million.

The Company raised $2,867 thousand from shareholders in the rights offering against the allocation of 754,384 of the Company's ordinary shares. The Company raised an additional $1,133 thousand from the private placement. The gross total raised by the Company was $4 million.

As previously stated, the prospectus that was published in Israel was also the shelf prospectus for:

(a) Up to 3,000,000 of the Company’s ordinary shares with a nominal value of NIS 10 par value each;

(b) Up to 10 series of convertible bonds, with each of these series having an overall nominal value of up to NIS 500,000,000 repayable in one payment or in a number of equal installments.

(c) Up to 10 series of option warrants, each of which to include no more than 3,000,000 option warrants convertible such that each option warrant will be exercisable for one ordinary share in with a nominal value of NIS 10 par value against payment in cash of the exercise price linked to the linkage base.

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(d) Up to 10 series of option warrants, each of which to include no more than 200,000,000 option warrants convertible such that each option warrant will be exercisable for bonds Series A to J with a nominal value of NIS 100 par value against payment in cash of the exercise price linked to the linkage price and;

(e) Up to 10 series of negotiable securities (series 1 to 10) such that each of these series will have a nominal value of up to NIS 500,000,000 repayable in one or more installments.

6.4.	Final agreement with the Company’s financing banks on its credit facility

On March 2, 2010 the Company signed a final agreement with the banks (hereinafter: "the Final Agreement"), including the restructuring of the credit the banks put at the Company's disposal. For more information on the Final Agreement see Note 13b of the Financial Statements for December 31, 2010, Part C of this report.

The Final Agreement included the provision of total cash lines of $30.75 million to the Company. The restructuring of the Company’s debts to the banks includes a distribution of long-term debt structure and of $5 million loans for a period of 6 years and $15 million loans for 10 years. Aforesaid loans totaling $20 million are repaid consecutively from the third to the ninth year after they are provided with annual principal repayments of $1.25 million. The $11.25 million balance of principal will be due for repayment at the end of the tenth year from the date the loans are provided. The above restructuring gives the Company three years without principal repayments and seven additional years in which $1.25 million will be repaid annually, compared with an annual repayment of loan principal of $4 million in 2009. Said loan repayment reduces the Company’s negative cash flows from financing activities compared with previous years.

Prior to signing the final agreement on December 2, 2009, the Company's previous Chairman of the Board and CFO were informed verbally by the three banks with which the Company has financing agreements that each of them had decided to stop the use of the Company's credit facilities.

To the best of the Company’s knowledge, the banks’ decision to stop the use of the Company’s credit facilities is a reaction to the banks’ assessment that the Company will continue to show a loss in the next few periods. The banks' decision was made precipitously despite the fact that for the Financial Statements of December 31, 2008, March 31, 2009, and September 30 2009, the banks had given the Company a waiver of their right to immediate repayment of the Company’s credit despite the Company’s losses and failure to meet one of the financial covenants (concerning the EBITDA) stated in the financing agreement between the banks and the Company.

It should be mentioned that in the Financial Statements as of December 31, 2010, Part C of this report, the auditor draws attention to the contents of Note 1d to the Financial Statements regarding the Company’s business and its losses1 and the financial criteria vis-a-vis the banks.

1 Following is the text of subparagraph d. of Note 1 to the Company’s Financial Statements as of December 31, 2010:

The Company had losses of $22,686 thousand for the year ending December 31, 2010. During this period the Company also had negative cash flows from operating activities of $2,420 thousand.

Due to the global economic crisis, the decline in demand and the continuing losses, at the end of 2009 the Company required additional sources of financing. During March 2010, the Company raised, through a rights offering to its shareholders and a private placement – as mentioned in Note 18b – a gross amount of $4 million. In addition, on March 2, 2010, the Company signed a final agreement with the banks regarding the reorganization of its credit lines and new undertakings to the banks, and on December 24, an amendment to the final agreement as detailed in Notes 13b and 13c, respectively. According to the amendment of the agreement with the banks, the Company must meet the new financial covenants agreed with the banks.

On December 30, 2010, the Company signed a number of agreements, in the framework of which it acquired, inter alia, the operations in the seamless field of Intimes Nouvelle Seamless Inc. (hereinafter: Nouvelle"), and an amount of US$5.8 million was invested in the Company by related parties of Nouvelle and by related parties in the Company – as detailed in Note 18a.

Management’s plans include absorbing Nouvelle's operations, based on the relationships with the new customers which were transferred to the Company in the framework of the Nouvelle transaction, and the additional steps to expand the customer base in Europe and the US, and this with a view to increase sales. In addition, there are continuing efforts to make the production floor more efficient and to expand business with suppliers in the Far East

According to the amendment to the agreement with the banks the Company must meet new financial covenants agreed with the banks. The Company's management estimates, on the date of the report, that it is more likely than not that the Company will meet the financial covenants in the coming year, i.e. the chances are more than 50%, although there is no certainty that it will meet the financial covenants as meeting them relates to events that will occur in the future.

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It should be emphasized that the Company’s assessments concerning the turnaround plan are forward-looking information as defined in the Securities Law. Forward-looking information is information about the future that is uncertain, based on existing information in the Company on the report date, including the Company’s estimates or intentions as at the report date or that are not dependent solely on the Company. This information, in whole or in part, may not be realized or realized differently inter alia for the following reasons: Financing difficulties or difficulties implementing the turnaround plan, economic and financial changes, including interest rates, disagreements between the Company and the Banks, non-compliance with the terms of the agreement between the Company and the Banks, difficulties with the Company's other creditors, and such like.

6.5.	Rental agreement with REIT 1

On March 21 2010 the Company signed an agreement with Reit 1 Ltd. (hereinafter: “REIT 1"), the owner of rights in three industrial buildings in Tardion (hereinafter: "the Buildings”), occupied by the Company’s factories and head office. Under said agreement the Company paid its entire debt to REIT 1, vacated the head office building and will continue to rent Hi-Tex buildings 1 and 2 until December 31, 2019. The agreement signed and the full payment of the debts brings the dispute between the parties to an end.

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6.6.	The appointment of a new Chairman of the Board

On July 5, 2010 Mr. Arnon Tiberg was appointed Chairman of the Board. Mr. Yaakov Gelbard, the previous Chairman, ended his tenure on July 5, 2010.

6.7.	Receipt of a waiver from the financing banks

On July 11, 2010 the Company received a waiver from the three financing banks. In the waiver the banks notified the Company that the EBITDA target had been changed from a positive EBITDA to an EBITDA of no less than minus $2.1 million in 2010. This covenant was cancelled in the agreement with the banks of December 24, 2010 as stated in 6.8 below.

In November 2010 waivers were received from all the banks confirming that failure to meet the financial covenant concerning cash balances, inventory and receivables at September 30, 2010 does not and will not constitute grounds for calling the credit provided to the Company for immediate repayment. Following the Company’s said failure it classified its long-term loans as current liabilities pursuant to the provisions of IAS 1.

It should be noted that in the amendment to the agreement with the banks signed on December 24, 2010 and described in 6.8 below, the financial covenants in the final agreement with the banks of March 2, 2010 were cancelled and replaced with new financial covenant. For information on the new financial covenant see Note 13c of the Financial Statements of December 31, 2010, Part C of this Report.

6.8.	Amendment to the agreement with the banks concerning the Company’s credit facility:

On December 24, 2010 the Company signed an amendment to the final agreement with the banks (hereinafter: “the Amendment”), including the provision of an additional $5 million credit to the Company. This credit includes a loan of $3.8 million for a period of three years, repaid in 36 equal monthly installments commencing a year after the signing of the Amendment, and another loan of $1.2 million to be repaid in one payment on June 30, 2011. In this agreement the covenant in the agreement stated in 6.4 above were cancelled and new covenant were established. For more information about the final agreement see Note 13c of the Financial Statements as at December 31, 2010, Part C of this Report.

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6.9.	Acquisition of the operations of Intimes Nouvelle Seamless Inc.

On December 30, 2010 a deal was closed in which inter alia the Company acquired the operations of the women’s intimate apparel sector of Intimes Nouvelle Seamless Inc. (hereinafter: “Nouvelle”), manufactured with seamless technology. The closing of the deal was a strategic success in penetrating customers in the retail market in North America where the Company has not been operating for the last two years with seamless technology. As a result of the deal, the Company gained customers like Wal-Mart, TJMaxx and Sears all of whom are characterized by extremely large purchasing power. As a result of the success of the deal, the Company expects its sales turnover to grow considerably in 2011 in comparison with its 2010 turnover. A total of $5,813 thousand was also invested in the Company by: (i) Litef Holdings Inc. (ii) Mivtach Shamir Holdings Ltd; (iii) Zilkha Partners, L.P; (iv) Fima Trust; and (v) Rimon Investment Master Fund L.P., all against a private placement of 3,368,094 of the Company’s ordinary shares, 51.5% of the Company's issued share capital and the voting rights in it (44.4% with full dilution). Ben and Martin Lieberman were also allocated 450,000 option warrants exercisable for 450,000 of the Company’s ordinary shares, 6.4% of the Company's issued share capital and the voting rights in it. This investment led to a change in the Company’s control structure in that the Lieberman family from Canada became the largest shareholders in the Company. The Lieberman family, through companies they control, and Mivtach Shamir Ltd. hold 45% of the Company’s shares and there is a shareholders agreement between the above companies.  For more information see Note 18a of the Financial Statements as at December 31, 2010, Part C of this Report.

The Company’s estimates concerning the increase in its sales in 2011 in comparison with 2010 are forward-looking information as defined in the Securities Law. Forward-looking information is information about the future that is uncertain, based on existing information in the Company on the report date, including the Company’s estimates or intentions as at the report date or that are not dependent on the Company. This information, in whole or in part, may not be realized or realized differently inter alia for the following reasons: financing difficulties, competition, changes in market demand, changes in customers' requirements, the Company’s ability to keep its customers, etc.

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7.	Sensitivity tests according to section 2(f) and 2(g)(6) of the Directors’ explanations as required pursuant to Section 2(g)1 of the Second Addendum to the Periodic and Immediate Reports Regulations

7.1.	Sensitivity tests

Sensitivity to changes in the Dollar/Shekel exchange rate

	10% increase in exchange rate	5% increase in exchange rate	Fair value	5% decrease in exchange rate	10% decrease in exchange rate
Total December 31, 2010	1,325	661	(13,226)	(661)	(1,325)

Sensitivity to changes in the 3-month Libor interest rate

	10% increase in exchange rate	5% increase in exchange rate	Fair value	5% decrease in exchange rate	10% decrease in exchange rate
Total December 31, 2010	(475)	(237)	19,818	237	475

7.2.	Directors explanations

As of the balance sheet date the Company has contracts with customers in dollars and against this a substantial amount of its expenses are in shekels. A material change in shekel/dollar exchange rates could have a significant effect of the Company’s profitability. The Company’s exposure to forex risks is therefore considerable.

In order to minimize said exposure, which has the power to change the Company’s profitability, and pursuant to the Company’s market risks management policy, the Company’s policy is to reduce exposure by using various hedging instruments, like forward transactions to hedge against the future rate of the dollar and retaining cash surpluses in the dollar, as described in 9.3.

8.	Remuneration to parties at interest and senior executives

Following is the Board's examination of remuneration paid in the report period to senior executives and parties at interest in the Company (each of them will henceforth be referred to as “an executive”)

As a rule, the Company’s Remunerations Committee and Board of Directors from time to time approve the employment terms of senior executives and bonuses for the past year taking note of the challenges faced by the Company in general and by the relevant senior executive in particular considering his seniority and duties. Terms of employment are also determined taking into consideration the senior executive’s terms of employment, including the granting of option warrants.

With regard to the granting of option warrants, as a rule, the Board supposes that granting option warrants is an important and central part of senior executives’ remuneration in incentivizing them to promote the Company’s success and increase its profits, and helps to connect executives to the Company. Granting option warrants to senior executives reflects the Board’s desire to encourage them to continue with their activities and the Company’s development in the future against the challenges it faces.

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In order to examine and assess the terms of remuneration of each of the senior executives, the following were produced to the Board’s satisfaction: (a) the main points of the executive’s terms of employment during the report period; (b) the terms of employment of the other executives; (c) data on the remuneration of similar executives in other companies traded on the TASE (in respect of executives specified in section 8.1 - 8.4 below); (d) the executive’s achievements and his contribution to the Company’s operations during the report period (apart from in respect of the parties at interest specified in sections 8.5 - 8.7 below); and (h) an opinion form the executive’s superior (in respect of executives specified in section 8.1 - 8.4 below); (hereinafter jointly in this section: “the Presentations to the Board”).

8.1.	Amit Meridor – the Company’s CEO

Description of the executive’s remuneration:

For full details of the remuneration to the executive see Note 3 of section 6 in Additional Information about the Corporation – Part D of this report.

Examination of the link between the remuneration and the executive’s contribution, the fairness and reasonableness of the remuneration:

The CEO has been in his post since January 21, 2010. He took up the post when the Company was in a serious financial situation and took a number of measures that led to an improvement in the Company’s situation, the main achievements of the CEO during the period being: implementation of the Company’s turnaround plan that led to considerable cost savings, completion of the deal to acquire Nouvelle's operations and an investment of $5.8 million in the Company by a number of investors, recruitment of quality personnel to the Company's management, establishing connections with new strategic customers and retaining existing ones, an arrangement with the Company’s financing banks, and the restoration of the sales infrastructure in the U.S.

The Board believes that taking into consideration the terms of the options given to the executive, the extent of the remuneration in securities as previously stated is fair and reasonable. The number of options given to him reflects the Company’s aim of incentivizing him to continue to devote his best efforts to the Company. The exercise price determined ensures a remuneration that is dependent on an increase in the share price and therefore dependent on market conditions and the Company’s financial situation. The mechanism determined provides an incentive in the long term and links the remuneration to a continued contribution to the Company over the same time period.

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In the Board’s opinion, in view of the overall considerations set out above and the Presentations to the Board, and considering the Company’s financial situation, its objectives and the challenges it faces, and in consideration of his complex task, his talents, his experience, and his contribution to the Company during the report period, the remuneration paid to the executive in the report period is consistent with the Company’s wellbeing and is fair and reasonable in relation to his contribution to the Company during said period.

8.2.	Eran Rotem – Chief Financial Officer

Description of the executive’s remuneration:

For full details of the remuneration to the executive see Note 4 of section 6 in Additional Information about the Corporation – Part D of this report.

Examination of the link between the remuneration and the executive’s contribution, the fairness and reasonableness of the remuneration:

The CFO has been in the post since August 17, 2008. His achievements during the report period are: directing the legal and accounting aspects of the deal to acquire Nouvelle’s operations and the $5.8 million investment in the Company; directing the rights offering and the Company’s prospectuses with the Securities Authorities in Israel and the U.S.; negotiating with the Company’s lending banks and coming to an arrangement with them. The CFO is also responsible for managing the Company’s financial and accounting setup, preparing the Financial Statements, managing market risks, ensuring the effectiveness of the Company’s internal controls, involvement in the Company’s current operations, in ensuring that the Company complies with the regulatory requirements of the Securities Authority, including submitting a full disclosure of al the Company’s operations, including presenting reports and full disclosure of the Company's operations, reporting the results of operations in comparison with the approved budget and meeting cash targets.

The Board believes that taking into consideration the terms of the options given to the executive, the extent of the remuneration in securities as previously stated is fair and reasonable. The number of options given to him reflects the Company’s aim of incentivizing him to continue to devote his best efforts to the Company. The exercise price determined ensures a remuneration that is dependent on an increase in the share price and therefore dependent on market conditions and the Company’s financial situation. The mechanism determined provides an incentive in the long term and links the remuneration to a continued contribution to the Company over the same time period.

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In the Board’s opinion, in view of the overall considerations set out above and the Presentations to the Board, and considering the Company’s financial situation, its objectives and the challenges it faces, and in consideration of his complex task, his talents, his experience, and his contribution to the Company during the report period, the remuneration paid to the executive in the report period is consistent with the Company’s wellbeing and is fair and reasonable in relation to his contribution to the Company during said period.

8.3.	Ilan Gilboa – Deputy CEO and VP Operations and Customer Support

Description of the executive’s remuneration:

For full details of the remuneration to the executive see Note 7 of section 6 in Additional Information about the Corporation – Part D of this report.

Examination of the link between the remuneration and the executive’s contribution, the fairness and reasonableness of the remuneration:

The VP Operations and Customer Support has been in the post since June 20, 2010. His main achievements in the report period are: meeting the targets set for him, including with respect to making a considerable improvement in on time performance, reducing the percentage of waste in the production processes, reducing payroll costs, and building a quality operations team.

The Board believes that taking into consideration the terms of the options given to the executive, the extent of the remuneration in securities as previously stated is fair and reasonable. The number of options given to him reflects the Company’s aim of incentivizing him to continue to devote his best efforts to the Company. The exercise price determined ensures a remuneration that is dependent on an increase in the share price and therefore dependent on market conditions and the Company’s financial situation. The mechanism determined provides an incentive in the long term and links the remuneration to a continued contribution to the Company over the same time period.

In the Board’s opinion, in view of the overall considerations set out above and the Presentations to the Board, and considering the Company’s financial situation, its objectives and the challenges it faces, and in consideration of his complex task, his talents, his experience, and his contribution to the Company during the report period, the remuneration paid to the executive in the report period is consistent with the Company’s wellbeing and is fair and reasonable in relation to his contribution to the Company during said period.

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8.4.	Guy Zimmerman – VP Sales

Description of the executive’s remuneration:

For full details of the remuneration to the executive see Note 6 of section 6 in Additional Information about the Corporation – Part D of this report.

Examination of the link between the remuneration and the executive’s contribution, the fairness and reasonableness of the remuneration:

The VP Sales has been in the post since March 1, 2010. His main achievements in the report period are: assisting the Company's CEO to implement the Company’s turnaround plan that led to a considerable saving in costs, assisting the CEO with the finalization of the deal to acquire Nouvelle's operations and the investment of $5.8 million in the Company by a number of investors, and building sales teams.

The Board believes that taking into consideration the terms of the options given to the executive, the extent of the remuneration in securities as previously stated is fair and reasonable. The number of options given to him reflects the Company’s aim of incentivizing him to continue to devote his best efforts to the Company. The exercise price determined ensures a remuneration that is dependent on an increase in the share price and therefore dependent on market conditions and the Company’s financial situation. The mechanism determined provides an incentive in the long term and links the remuneration to a continued contribution to the Company over the same time period.

In the Board’s opinion, in view of the overall considerations set out above and the Presentations to the Board, and considering the Company’s financial situation, its objectives and the challenges it faces, and in consideration of his complex task, his talents, his experience, and his contribution to the Company during the report period, the remuneration paid to the executive in the report period is consistent with the Company’s wellbeing and is fair and reasonable in relation to his contribution to the Company during said period.

8.5.	Ben and Martin Lieberman – parties at interest in the Company

Description of the remuneration to the parties at interest:

For full details of the remuneration to the executive see Note 8 of section 6 in Additional Information about the Corporation – Part D of this report. It should be emphasized that the options agreement with Ben and Martin Lieberman only went into force when the deal to acquire Nouvelle's operations was finalized and $5.8 million was invested in the Company (hereinafter: “the Deal”), i.e. on December 30, 2010, and that the vesting of the first tranche of option warrants under the agreement is dependent on meeting certain targets by the end of 2011.

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Examination of the link between the remuneration and the contribution of the parties at interest, the fairness and reasonableness of the remuneration:

Ben and Martin Lieberman belong to the group that controls the Company. As part of their employment,20 an options agreement was signed with them according to which for their contribution to promoting the Company’s business, Ben and Martin Lieberman will be entitled to 450,000 option warrants (225,000 option warrants each), with each option warrant exercisable stipulated on the Company meeting revenue EBITDA targets determined in the options agreement. The mechanism stated above provides for the appropriate and reasonable remuneration of Ben and Martin Lieberman, since:

•	The Company recognizes the great importance of Ben and Martin Lieberman continuing to work towards penetrating Nouvelle’s customers in particular and North America in general;

•
The option warrants are an appropriate incentive considering the challenges the Company faces and the targets Ben and Martin Lieberman have to meet as a vesting condition of the option warrants. Exercising the rights in the warrant options is stipulated on the Company meeting sales and EBITDA targets in the next three years, and reflects a considerable increase in the Company’s sales and profitability and a marked improvement in the state of the Company’s business and its cash flows.

•
Giving the option warrants to Ben and Martin Lieberman is consistent with the Company’s practice of giving option warrants to executives on the understanding that it is a remuneration that gives the offerees a proprietary interest in the Company’s long-term success and therefore is an important and central part of incentivizing the Company’s success and promoting its profitability, and is intended to serve the Company’s interests.

The Board believes that taking into consideration the terms of the options given to the parties at interest, as reviewed by the Board, the extent of the remuneration in securities as previously stated is fair and reasonable. The number of options given reflects the Company’s aim of incentivizing the parties at interest to continue to devote their best efforts to the Company. The exercise price determined ensures a remuneration that is dependent on an increase in the share price and therefore dependent on market conditions and the Company’s financial situation. The mechanism determined provides an incentive in the long term and links the remuneration to a continued contribution to the Company over the same time period.

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8.6.	Nouvelle – a party at interest in the Company

Description of the remuneration to the party at interest:

For full details of the remuneration mechanism for the party at interest see section 9.1.4 of the Additional Information about the Corporation—Part D of this report. It should be emphasized that the agreement between the Company and Nouvelle only went into force when the Deal was closed, i.e. on December 30, 2010 and therefore no payment was made to Nouvelle in 2010.

Examination of the link between the remuneration and the contribution of the party at interest, the fairness and reasonableness of the remuneration:

Nouvelle belongs to the group that controls the Company. As part of the deal an agreement was signed between the subsidiary (Tefron USA Inc.) and Nouvelle, according to which Nouvelle will provide the subsidiary with sales management services in North American markets through Mr. Willy Lieberman from December 31, 2010 - the date the deal was finalized.  The mechanism in the consultancy agreement with Nouvelle is fair and reasonable for all the following reasons:

•
The consulting services under the consultancy agreement will be provided by Mr. Willy Lieberman who has many years of experience in the textile sector with the emphasis on his capabilities in all aspects of marketing and sales and the great familiarity he has with the relevant market in North America in general and Nouvelle customers in particular.

•	Mr. Willy Lieberman should contribute much towards marketing and sales to customers in North America by retaining existing Nouvelle customers and through marketing and sales to new customers.

•
To the best of the Company’s understanding, the remuneration to Nouvelle reflects the standard level of salary in North America to a person with the ability and experience that Mr. Willy Lieberman has, whose last post was as Nouvelle’s CEO and Chairman.

•
The remuneration includes a fixed element of annual salary and an element based on the percentage of revenues that will come from sales to Nouvelle’s customers and new customers and is therefore an incentive to Mr. Willy Lieberman to act vigorously to create profits for the Company.

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The Board believes that in view of all the above considerations and the terms of the agreement with Nouvelle, as reviewed by the Board, and considering the Company’s financial situation, its targets and the challenges facing it, as well as the complexity of his post and Mr. Willy Lieberman's abilities and experience, the consultancy agreement between the subsidiary and Nouvelle is consistent with the Company’s welfare and is reasonable and fair.

8.7.	Lamour Global Inc. Limited (hereinafter "Lamour") – a party at interest in the Company

Description of the remuneration to the party at interest:

For full details of the remuneration mechanism for the party at interest see section 9.1.3 of the Additional Information about the Corporation—Part D of this report. It should be emphasized that the agreement between the Company and Lamour only went into force when the Deal was closed, i.e. on December 30, 2010 and therefore no payment was made to Lamour in 2010.

Examination of the link between the remuneration and the contribution of the party at interest, the fairness and reasonableness of the remuneration:

As part of the Deal, a mutual agreement was signed to provide and receive services to and from the Company and Lamour, a private company incorporated in Hong Kong and connected with the Lieberman family who hold Nouvelle's issued share capital, according to which the Company and Lamour will help each other find new customers and suppliers, including subcontractors and their supervision, in return for a fee to be calculated as a percentage of the relevant service element. The remuneration mechanism in the agreement with Lamour is fair and reasonable because it is a mutual agreement in which each party is entitled to the same rate of fee in return for its services. Moreover, neither party is under any obligation to accept the services of the other party and the agreement in fact only sets out the agreements according to which the parties will act if and when they want to work together as specified in it. The rate of fees determined in the agreement is standard for the textile sector in which both companies operate.

The Board considers that in view of all the above considerations and the terms of the agreement with Lamour, as reviewed by the Board, and considering Lamour’s abilities and what is standard in the textile sector in which both companies operate, the mutual service agreement between the Company and Lamour is consistent with the Company’s welfare and is reasonable and fair.

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8.8.	Purchase of shipping services from Orian. S.M. Ltd. (hereinafter: “Orian”)

Description of the remuneration to a party at interest:

For full details of the contract with the party at interest see section 9.1.2 in Additional Information about the Corporation – Part D of this report.

Examination of the link between the remuneration and the contribution of the party at interest, the fairness and reasonableness of the remuneration:

In the course of its current operations the Company needs to transport raw materials and finished products (hereinafter jointly: “the Products”) worldwide.

One of the shipping companies with which the Company contracts from time to time is Orian, a public company, in which to the best of the Company’s knowledge FIMI Israel Opportunity Fund Limited Partnership (hereinafter “the FIMI Partnership”) is a party at interest (according to the report of parties at interest Orian published on March 7, 2011). The FIMI Partnership is controlled by Mr. Yishai Davidi who is a controlling shareholder along with Mivtach Shamir in Norfet, a party at interest in the Company and considered as a holder together with Mivtach Shamir and the Nouvelle Group of the Company's shares as described in section 9.1.2 of Additional Information about the Corporation – Part D of this report.

Orian has been providing the Company with shipping services for 16 years since 1995 (9 years before Norfet became a party at interest in the Company).

When the Company needs shipping services it refers to the pricelists of each of the shipping companies with which it works and when it comes to expensive shipping it also asks for specific price quotes from a number of major shippers. As a rule the major consideration in the choice of shipper is the price. However, in certain circumstances, the Company may not choose the cheapest shipper because of considerations of shipping time and credit terms.

Once every quarter the Audit Committee and the Board are given a report in which there is data of the volume of Orian's orders for that quarter, the nature of the orders, and their conditions.

After checking the volume of Orian's orders, their nature, and their conditions, the Audit Committee and the Company’s Board decided that the Company’s contract with Orian in the report period was on fair and reasonable terms.

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8.9.	Directors’ remuneration (including external directors but excluding the Chairman of the Board)

Description of Directors’ remuneration:

For full details of the remunerations mechanism for directors see note 6.1.1 of section 6 in Additional Information about the Corporation – Part D of this report.

Examination of the link between their remuneration and directors’ contribution, the fairness and reasonableness of the remuneration:

To examine and assess the remuneration terms of directors, the Board examined inter alia if they met the requirements of their post, their contribution to the Company, the results of the Company’s operations in 2010, and the Company’s achievement of the targets set in its work program.

The main points of the conditions of remuneration of directors during the report period were satisfactorily presented to the Board, including the amount of remuneration they received in the report period. The remuneration to directors and external directors in the Company are identical and is calculated as a relative remuneration pursuant to the Companies Regulations (Rules Regarding the Remuneration and Expenses of External Directors), 2000 (hereinafter: “the Remuneration Regulations”) comprising an attendance fee of NIS 2,000 per meeting (including a Board meeting)  and an annual fee of NIS 50,000. Said remuneration is less than the maximum amount of the annual remuneration and the maximum amount of remuneration for attendance at meetings pursuant to the Remuneration Regulations, in respect of a company of the Company’s status (according to the Company’s equity capital). Moreover, the Board of Directors (excluding external directors) agreed to take a 15% cut in the remuneration due to them in 2009 and 2010.

The terms of directors’ remuneration are appropriate and reasonable in view of the effort required of directors in carrying out their duties, their involvement on the Company, the responsibility that goes with the duties they perform, and the many challenges faced by the Company.

The Board considers that in view of all the considerations specified above and the terms of directors’ remuneration, as reviewed by the Board, and considering the effort and responsibility required of directors, their experience and contribution to the Company in the report period, the directors’ remuneration in the report period is consistent with the Company’s welfare and is fair and reasonable in relation to the directors’ contribution in their posts during said period.

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8.10.	Arnon Tiberg – Chairman of the Board

Description of the remuneration of the Chairman of the Board:

For full details of the remunerations mechanism for the Chairman of the Board see section 7 in Additional Information about the Corporation – Part D of this report.

Examination of the link between the remuneration and the contribution of the Chairman of the Board, the fairness and reasonableness of the remuneration:

To examine and assess the remuneration terms of the Chairman of the Board, the Board examined inter alia if he met the requirements of his post, his contribution to the Company, the results of the Company’s operations in 2010, and the Company’s achievement of the targets set in its work program.

The main points of the conditions of the management agreement under which the Company is provided with the services of the Chairman of the Board were satisfactorily presented to the Board, including the amount of remuneration in the report period.

The Chairman of the Board was appointed to his post in July 2010 when the Company was in a difficult financial situation and together with the Company’s management he initiated several important measures to improve the Company’s situation, as follows: implementation of the Company’s turnaround plan that led to considerable cost savings, completion of the deal to acquire Nouvelle's operations and an investment of $5.8M in the Company by a number of investors. Moreover, during the report period, the Chairman of the Board, together with the Company’s management, took an active part in planning the Company’s strategy in different areas.

The consulting services under the management agreement were provided by the Chairman of the Board who is a professional with extensive experience and expertise in all aspects of the textile sector, the Company’s sector of operations. The Chairman of the Board devoted a considerable amount of time to the provision of his services to the Company in the report period, beyond his attendance at Board meetings.

The Board believes that taking into consideration the terms of the options given to the Chairman of the Board, the extent of the remuneration in securities as previously stated is fair and reasonable. The number of options given to him reflects the Company’s aim of incentivizing him to continue to devote his best efforts to the Company. The exercise price determined ensures a remuneration that is dependent on an increase in the share price and therefore dependent on market conditions and the Company’s financial situation. The mechanism determined provides an incentive in the long term and links the remuneration to a continued contribution to the Company over the same time period.

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In the Board’s opinion, in view of the overall considerations set out above and the terms of the management agreement under which the services of the Chairman of the Board are provided, and in consideration of the efforts and responsibility required of him, his experience, and his contribution to the Company during the report period, the remuneration paid to the Chairman of the Board in the report period is consistent with the Company’s wellbeing and is fair and reasonable in relation to his contribution to the Company in his post during said period.

8.11.
In order to complete the picture, it should be mentioned that all the directors and executives in the Company were given a waiver and indemnity in the Company’s standard format. The aforementioned are also entitled to benefit from an insurance arrangement the Company has for directors and executives.

8.12.
The Company’s Board did not examine the remuneration paid to Mr. Yaacov Gelbard and Mr. Amit Tal in the report period because Mr. Gelbard and Mr. Tal ended their tenure in the Company in July and September 2010, respectively.

9.	Subsequent events

9.1.	Discontinuation of manufacturing operations in Israel of the Cut & Sew sector

On March 3, 2011 the Company's Board approved the discontinuation of manufacturing operations in the Cut & Sew sector in Israel. This decision was taken against the background of a decrease in production volume in this sector in Israel to negligible proportions at the end of 2010. The decrease in production volume is a result of transferring the production lines abroad, as well as of discontinuing the production of loss causing products The Company has development, marketing and administrative operations in Israel in the Cut & Sew sector, with production concentrated at present in countries in the Far East.

9.2.	Options to executives and other employees

On March 28, 2011 the Company’s Board of Directors approved the grant of 79,000 option warrants exercisable for 79,000 ordinary shares with a par value of NIS 10 each to three executives and eight other employees in the Company who are not parties at interest in the Company and will not become parties at interest in the Company after the grant. The allocation of options to offerees was made in accordance with the stock options plan for the Company’s employees, executives and consultants. The right to exercise the options extends over a period of three years from March 28, 2011. The exercise price of each option will be the greater of: (a) $3.8 translated into shekels at the representative rate of the U.S. dollar on the day prior to the date of the grant; (b) the Company’s share price on the TASE on the date of the grant.

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10.	Exposure to market risks and how these are managed

10.1.	The person in the Company responsible for managing market risks

Management of market risks in the Company is on the basis of a risk management policy determined by the Board of Directors. The officer responsible for managing the Company's market risks at the report date is Mr. Eran Rotem, the Company’s Chief Financial Officer. For more information about Mr. Eran Rotem, see section 13 in Additional Information about the Corporation, Part D of this report.

10.2.	Description of market risks to which the Company is exposed

The Group is exposed in its operations to a number of market risks, including: Fluctuations in forex rates, changes in raw material prices and transportation costs (mainly because of the effect of fuel price increases on delivery costs), changes in Dollar-based interest rates, a slowdown in global markets, and the degree of economic stability of its business partners, customers and suppliers. Regarding the effect of the current financial crisis on global markets, see 12 below.

10.2.1.	Risk of changes in raw material prices

There was a significant increase of 7% in the prices of nylon offered in 2010 compared with 2009. The Company monitors price fluctuations and tries to adjust its yarn inventory levels to sales forecasts. The Company also strives to increase its prices to customers, but the adjustment of prices insofar as it is possible is expected to take a few months. It should be mentioned that the information about adjusting prices to customers is only an estimate and forward-looking information that might not be realized or realized differently from the Company's estimates and forecasts as a result of circumstances that are not dependent solely on the Company because it is based on existing information in the Company on the Report date and includes the Company's estimates on the Report date.

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10.2.2.	Risk of changes in forex rates

Fluctuations in forex rates of the Shekel and the Euro against the Dollar affect the Company in two ways:

a.
Effect on salary expenses and raw material costs – a significant proportion of salary expenses and raw material purchases are in Shekels – the average exchange rate of the Dollar against the Shekel in 2010 fell by 5.1% compared with 2009. In 2010, the Company recorded salary expenses and raw material costs in Shekels of $32 million. The depreciation of the average exchange rate of the Dollar against the Shekel, and increased expenses in 2010 by $1.6 million.

b.
Effect on Company sales – In 2010, 7.5% of Company sales were in Euros. In 2010, the average exchange rate of the Euro against the Dollar fell by 4.6% compared with 2009, and accordingly Company sales in Dollar terms fell by $297 thousand. Continued weakness of the Euro/Dollar exchange rate will lead to further reductions in Company sales in Europe in Dollar terms.

Exposure of the exchange rates of the Shekel and the Euro against the Dollar includes exposure of receipts in excess of payments in a foreign currency or linked to it, and exposure of the excess of assets in US Dollars over liabilities. The company continuously examines the feasibility of hedging these exposures in accordance with its hedging policy, and purchasing contracts accordingly.

10.2.3.
Interest rate risks – The Group is exposed to a risk from changes in interest rates in the market on long-term and short-term loans with variable interest (linked to LIBOR or based on prime). The balance of the Company’s long-term loans on December 31, 2010 was $19.8 million. The Company's credit facilities, which include short-term credits, were $6.1 million at the end of 2010. The three-month Dollar LIBOR rate increased from 0.25% at the end of 2009 to 0.30% at the end of 2010. Any additional increase in the LIBOR interest rate will lead to increases in the Company’s financing expenses.

10.2.4.
Credit risks – The Company has no significant concentrations of credit risks. A credit risk may be created by exposures to contracts in a number of financial instruments with one entity or as a result of contracts with a number of debtor groups with similar economic characteristics, whose ability to discharge their indebtedness is expected to be affected in a similar manner by changes in economic or other conditions. Group revenues come mainly from customers in the United States and Europe. In 2010, 61% of the Company's sales were to its four largest customers. Any negative change in the length of credit extended to one of these customers could have a significant negative impact on the Company's liquidity. The Company regularly monitors its customers' debts and strives to expand its customer base in order to reduce any credit risk as far as possible.

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10.3.	Company policy on managing market risks

The Company manages its risks in accordance with a policy approved by the Board. The Board has set various principles for risk management as well as specific policies for certain exposures to risks, as will be described below:

Regarding monetary assets and liabilities in currencies which are not the Company's functional currency, the Company's policy is to reduce its exposure by using various hedging instruments, as will be described below.

With regard to sales, expenses and material costs not in the Company's functional currency, the Company's policy is to protect against exchange rate fluctuations with various hedging instruments, as will be described below. The forum that deals with this issue includes the company's CFO and treasurer, who, with other financial advisors, regularly examine the volume of hedge transactions currently employed by the Company to protect against exposure to exchange rates and decide if changes should be made in it at that date. Hedging is achieved with various financial instruments, mainly forward transactions. In January 2010 the Company closed all its open forward contract positions pursuant to an understanding with the banks. However, the Company is allowed to use its current credit line for forward transaction purposes. As of the date of signing this Report, the Company makes hedging transactions using its bank credit facilities.

As for credit risks, most of the Company's sales are to customers in North America (in 2010 85% of sales were to customers in North America). The Company strives to reduce the exposure caused by its limited sales spread.

Following is a breakdown of the Company’s sales according to geographic targets:

	For year ended December 31,	For year ended December 31,
	2010	2009
	$ in thousand

North America	72,754	97,975
Europe	10,443	11,259
Israel	2,413	5,335
Others	434	969
	86,044	115,538

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The Company has no policy on managing interest rate risks.

10.4.	Policy supervision and implementation

As of the Report date, Mr. Eran Rotem, the Company's CFO, is responsible for implementing the Board's policies. The Board and its committees hold meetings from time to time to discuss market risks, or if any exceptional event has occurred, to discuss any assets and cash flow exposure. From time to time the Board considers the need for certain financial actions or strategies to reduce the risks of exposure.

10.5.	Linkage bases report

Following are the linkage terms of the balances from the Company’s balance sheet of December 31, 2010 and December 31, 2009:

	December 31, 2010
	In Dollar	In NIS	In Euro	In other currencies	Non-monetary balances	Total
	$ in thousand

Assets
Cash and cash equivalents	8,864	151	28	318	-	9,361
Short-term investments	731	-	-	-	-	731
Trade receivables	8,068	93	685	493	-	9,339
Other receivables	1,157	703	15	3	-	1,878
Inventory	-	-	-	-	16,664	16,664
Deferred taxes, net	-	-	-	-	972	972
Non-current assets held for sale	-	-	-	-	2,088	2,088
Fixed and other assets	-	-	-	-	41,719	41,719

Total assets	18,820	947	728	814	61,443	82,752

Liabilities
Bank credit	5,809	385	-	-	-	6,194
Trade payables	5,142	5,915	784	23	-	11,864
Other current liabilities	1,093	7,357	-	-	-	8,450
Long-term bank loans	19,818	-	-	-	-	19,818
Employee benefits, net	-	516	-	-	-	516
Total liabilities	31,862	14,173	784	23	-	46,842

Balance of assets over liabilities	(13,042)	(13,226)	(56)	791	61,443	35,910

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	December 31, 2009
	In Dollar	In NIS	In Euro	In other currencies	Non-monetary balances	Total
	$ in thousand

Assets
Cash and cash equivalents	1,465	270	34	135	-	1,904
Short-term investments	737	-	-	-	-	737
Trade receivables	11,577	2,026	632	362	-	14,597
Other receivables	53	2,827	12	-	-	2,892
Inventory	-	-	-	-	19,778	19,778
Deferred taxes, net	-	-	-	-	1,409	1,409
Fixed and other assets	-	-	-	-	57,880	57,880

Total assets	13,832	5,123	678	497	79,067	99,197

Liabilities
Bank credit	25,548	299	-	-	-	25,847
Trade payables	1,085	12,931	951	75	-	15,042
Other current liabilities	2,105	3,561	-	-	-	5,666
Employee benefits, net	-	729	-	-	-	729
Long-term credit institutions	-	1,838	-	-	-	1,838
Deferred taxes, net	-	-	-	-	3,080	3,080
Total liabilities	28,738	19,358	951	75	3,080	52,202

Balance of assets over liabilities	(17,986)	(14,235)	(273)	422	75,987	46,995

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10.6.	Sensitivity analysis

The report is primarily quantitative and a qualitative report has been added to it as necessary. The report includes a sensitivity analysis of the fair values of recognized components. In the sensitivity analysis, the effect of changes in market prices on the fair value of said components is examined. An examination was also made of the effects of any increases or decreases in certain market prices. Details of exposure to various risks (for example: forex rates and interest) were presented a number of times in order to examine the sensitivity analysis for each risk separately.

For details of the sensitivity analysis of the fair value of financial instruments in respect of various market risks, see below and Note 14 to the Financial Statements, Part C of this Report.

All sensitivity analyses were made with respect to fair values of financial instruments as of December 31, 2010 and 2009. The sensitivity analysis was made for financial instruments whose sensitivity to changes in various factors was material.

Sensitivity to changes in the Dollar/Shekel exchange rate

As of December 31, 2010
	Profit (loss) from the changes in fair value		Fair value	Profit (loss) from the changes in fair value
	10%	5%		-5%	-10%
Anticipated exchange rate	1$=3.90 ₪	1$=3.73 ₪	1$=3.55 ₪	1$=3.37 ₪	1$=3.19 ₪
			$1,000s
Cash and cash equivalents	(15)	(8)	151	8	15
Trade receivables	(9)	(5)	93	5	9
Other receivables	(70)	(35)	703	35	70
Bank credit	39	19	(385)	(19)	(39)
Trade payables	592	296	(5,915)	(296)	(592)
Other current liabilities	736	368	(7,357)	(368)	(736)
Employee benefits, net	52	26	(516)	(26)	(52)
Total	1,325	661	(13,226)	(661)	(1,325)

Sensitivity to changes in the 3 month LIBOR dollar interest rate

All the Company’s long-term loans are in Dollars and bear interest at a fixed spread over LIBOR. The following table shows the effect of changes of 0.5% or 1% in interest rates on the fair value of the long-term loans. The following calculation relates to the cash-flow exposure and not to changes in the fair value of long-term loans totaling $19,818 thousand.

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	10% increase in interest rate	5% increase in interest rate	Fair value	5% decrease in interest rate	10% decrease in interest rate
Total December 31, 2010	(475)	(237)	19,818	237	475

Sensitivity to changes in the Shekel prime rate.

The Company occasionally takes short-term loans at prime-linked interest rates. As of December 31, 2010, the Company had prime-linked Shekel loans of NIS 1,366 thousand. Since the Company takes low volumes of prime-linked short-term loans and is able to change the mix of bank overdrafts and short-term loans between prime-linked tracks and LIBOR-linked foreign currency tracks, it does not identify any significant risk that could result from changes in the prime interest rate.

11.	Critical accounting estimates

When preparing its Financial Statements, Company management is required to use its discretion and make estimates, assessments, and assumptions that affect the implementation of accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Following are the main assumptions that formed the basis for the Financial Statements with respect to issues about which there was any uncertainty at the balance sheet date, critical estimates made by the Company, assumptions, and assessments, any material changes of which may affect the values of assets and liabilities in the Financial Statements in the next reporting year:

Deferred tax assets

Deferred tax assets are recognized in respect of unused carry-forward tax losses and temporary differences to the extent that it is probable that taxable income will be available against which the losses can be set. Management discretion is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and amount of future taxable profits and future tax-planning strategies. See note 16e to the Financial Statements as of December 31, 2010, Part C of this report.

Pensions and other post-employment benefits

The liability for post-employment defined benefit plans is determined using actuarial valuation techniques. The calculation of the liability is based on assumptions inter alia about capitalization rates, anticipated returns on assets, and increases in salaries and employee turnover. There is significant uncertainty about these data because of the long-term nature of the benefit plans. See Note 15 to the Financial Statements as of December 31, 2010.

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Provision for impairment of fixed assets

Pursuant to the provisions of IAS 36 concerning impairment of assets, the Company examines on every balance sheet date whether something has occurred or there have been changes in circumstances to indicate an impairment of one or more of the non-monetary assets to which this Regulation applies. The provision for any impairment in the value of a fixed asset is recorded up to the recoverable values of that asset, if this is less than its cost as reported in the Company's Financial Statements. The recoverable amount is the higher of the sale value less selling costs and the net use value calculated on the basis of capitalized cash flows. In order to determine the recoverable value of fixed assets, the Company has contracted with an external certified appraiser. See note 7b to the Financial Statements, Part C of this Report.

Inventory

In every period the Company examines the condition of inventory and its age and makes provisions for impairment of inventory accordingly. To assess the possibility of using this inventory in the future the Company relies on technical data and assumptions about the anticipated order backlog.

The Company makes a full inventory count every six months. Upon completion of the inventory count, the aging and purpose of the inventory are analyzed, paying specific attention to inventory older than two years and older than 270 days. An impairment is made for inventory of raw material yarn more than two years old. Inventory less than 270 days old is considered to be in current use unless there are specific indications of some difficulty in using it. The average open inventory period is 76 days.

The inventory reports and itemized lists of inventory more than 270 days and less than two years old are analyzed by teams that include operations, marketing and management personnel, and the guiding criteria includes inter alia: current orders for products based on the inventory, marketing forecasts for projects expected to use the inventory items, the possibility of sales to third parties, the possibility of use in special projects for sales through outlet stores or to third parties, the shelf lives of items, and any future ability to use them.

Legal claims

In assessing the chances of legal claims made against the Company and its subsidiaries, the Company relied on the opinions of their legal advisors. These assessments by the legal advisors are based on the best professional judgment, taking into consideration the stage the proceedings are at, as well as the legal experience accumulated in similar cases. Since the results of claims are determined by the courts, these results are liable to be different from these estimates.

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12.	The crisis in the financial markets

From the beginning of 2010 the economic recovery has continued in most of the world's financial and real markets, especially in reviving economies and in Israel, but the repercussions of the 2008 financial crisis are still being felt, including fluctuations in securities and currency rates against the background of uncertainty with regard to the ability of some European countries to service their debt, the ability of the United States to reduce its unemployment rate, the slow recovery of the American real-estate market, and how developing countries (particularly China) are dealing with growing inflation due to the steep rises in commodity prices worldwide. A positive trend was recorded in the domestic financial market in 2010.

2011 began with a continuation of growth in the Israeli economy and a recovery in the financial markets alongside the natural disaster in Japan and developments in the trends towards geopolitical instability in a number of countries in the Middle East. Any continuation of this trend towards geopolitical instability in the Middle East is liable, given certain scenarios, to have a negative impact on the state of the Israeli economy.

It should be noted that recession and stagnation in the markets is likely to lead to a decrease in the consumption of leisure culture products, which will hurt the Company’s sales, and to greater awareness and sensitivity to prices on the customers’ part. As of the Report date, it is impossible to assess whether the crisis in the financial markets is over, what the extent is of direct and indirect economic repercussions for the world and for Israel, and what will be the haunt of these repercussions, if any.

In face of the economic crisis the Company prepared a turnaround plan which began to be implemented during the first quarter of 2010 as stated in 6.1 above.

Aspects of Company governance

13.	Contributions

The Company has made contributions in the past pursuant to decisions by the Board’s Remunerations Committee, but made none in 2010. The Company has no future obligation to make donations.

14.	Directors with accounting and financial expertise

In accordance with the provisions of Section 92(a)(12) of the Companies Law and the Companies Regulations (Conditions and Tests for a Director with Accounting and Financial Expertise and a Director with Professional Skills), 5766-2005 (in this section: "the Regulations"), on March 8, 2006 the Company's Board of Directors decided that the appropriate minimum number of directors with accounting and financial expertise is two, taking into consideration the nature of the accounting issues and the accounting control issues that arise when preparing the Company's financial statements in view of the Company's sphere of activities, its size and complexity, and the Board's overall composition, which includes people with business and professional experience that enables them to undertake the Company's administrative tasks including reporting.

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The Board considers that a director with accounting and financial expertise is a director with an academic education in the field of economics or accountancy and who also has management, business, economic, or accounting experience that shows he has knowledge and understanding of the financial and accounting fields relevant to the Company’s operations.

At the Report date, at least three directors have accounting and financial expertise in accordance with Section 92(a)(12) of the Companies Law and the Regulations on Expertise, based on their education and experience: Mr. Yossi Shahak, Mr. Avi Ziegelman, and Mr. Aviram Lahav.

For more information about Mr. Yossi Shahak, Mr. Avi Ziegelman, and Mr. Aviram Lahav, see section 12 in Additional Information about the Corporation, Part D of this report.

15.	The Company's internal auditor

15.1.	Name:

The company's internal auditor is Mr. Ofer Orlitzky, C.P.A.

15.2.	Date tenure commenced

The internal auditor began his work in the Company in February 2002.

15.3.	Compliance with the conditions of Sections 3(a.) and 8 of the Internal Audit Law, 5752-1992 (hereinafter: "Internal Audit Law") and Section 146(b) of the Companies Law:

Lion, Orlitzky & Co. complies with the provisions of Sections 3(a.) and 8 of The Internal Audit Law, 5752-1992 and Section 146(b) of the Companies Law, 1999.

15.4.	Holdings in the Company’s Securities or those of an entity connected with it

As of the Report date, the Company does not know of any holdings that Lion, Orlitzky & Co. itself and/or any of its employees have in the Company's securities or those of a body connected with it.

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15.5.	Material business or other connections with the Company or with an entity connected with it

None

15.6.	Is the auditor an employee of the Company or does he provide external services to it?

No

15.7.	Manner of appointment

The internal auditor was appointed to his position on February 18, 2002 by the Board of Directors, in accordance with the provisions of the Internal Audit Law, and in view of his experience of internal audits.

15.8.	The officer responsible for the internal auditor

The organizational officer responsible for the internal auditor is the Company's Chairman, Mr. Arnon Tiberg.

15.9.	Audit plan

The internal audit plan is an annual plan submitted by the internal auditor to the company's Audit Committee. The Audit Committee considers the issues in consultation with management and then decides whether to approve the plan.  Considerations guiding the Audit Committee are inter alia the importance of the issues, a check of the administrative processes, and the internal auditor's recommendations. The annual audit plan was approved by the Audit Committee in accordance with the provisions of Section 149 of the Companies Law, 5759-1999 and leaves the internal auditor with no discretion to deviate from it.

15.10.	Scope of Employment

The internal auditor’s remit and that of the team he leads, is determined annually by the Audit Committee. The internal auditor was allotted 420 hours for 2010. In the Company's opinion, the scope and nature of the internal auditor's audit plan is reasonable under the circumstances, and is sufficient to achieve the objectives of the internal control, since the issues chosen are of importance to the Company and will be checked from various aspects.

15.11.	Preparation of the audit (professional standards applied by the internal auditor to preparing the audit plan

According to information provided to Company management by the internal auditor, the internal audit was conducted according to accepted professional standards. The Company’s Board relied on the internal auditor’s report of his compliance with professional standards in preparing his audit.

40

15.12.	Access to information

The internal auditor will be given total freedom and unrestricted access to all the Company’s information systems, including financial information, as required by Section 9 of the Internal Audit Law.

15.13.	The internal auditor’s report

The internal auditor reports regularly in writing during the year to the Chairman of the Board, the CEO, the chairman of the Audit Committee, and the Company's external auditors. For the most part, the Audit Committee discusses the internal auditor's findings every quarter.

15.14.	The following reports were submitted and discussed in 2010

On May 26, 2010, the Audit Committee discussed the internal auditor’s report on the follow-up to Audit Committee decisions concerning the internal auditor’s reports. The report was submitted to Audit Committee members a few days before the meeting at which it was discussed.

15.15.	The Board's assessment of the internal auditor’s work

In the Board’s opinion, the nature, the continuity of the internal audit and the audit plan are reasonable and sufficient to achieve the objectives of the internal audit.

15.16.	Remuneration

As remuneration for his work in 2010 the Company paid the internal auditor $4 thousand. The Board considers this remuneration to be reasonable and not such as might affect the internal auditor’s judgment when he audits the Company.

16.	Auditor

16.1.	Kost, Forer, Gabbai, and Kasierer of the Ernst & Young Group are the Company’s auditors.

41

16.2.
The auditor’s fee for his auditing services, services connected with the audit and tax services to the Company in 2010 were $287 thousand and in 2009 $347 thousand. The auditor’s charged a total of 4,650 hours in 2010 and 5,704 in 2009. Following is a breakdown of the annual fees in each of these years:

	2010	2009
	$ in thousand
Audit and tax services to the Company	244	315
Other services	43	32
Total	287	347

16.3.	The auditor’s fees submitted were approved by the Board basedinter alia on the extent of the auditor’s work and the Company's previous experience.

17.	The process of approving the interim and annual Financial Statements

The Company's Board is the organ that discusses and approves the interim and annual Financial Statements (until and including the Company’s Financial Statements for September 30, 2010) after the Balance Sheet Committee, convened prior to the date of the Board meeting on the matter, has considered the draft Financial Statements together with the Company’s management and the auditor and has submitted its recommendations thereon.

42

Following is the composition of the Balance Sheet Committee:

Name	Post
Eli Admoni	External director
Aviram Lahav	External director
Shirith Kasher *	Director
Avi Ziegelman	Director

* Shirith Kasher ended her tenure on December 30, 2010 as part of the Nouvelle agreement described above.

Commencing the 2010 Financial Statements, a committee was set up to examine the Financial Statements (hereinafter: “the Committee”). The Committee has three members: Eli Admoni, external director (the committee chairman), Aviram Lahav, external director, and Avi Ziegelman. Aviram Lahav and Avi Ziegelman have financial and accounting expertise. Prior to his appointment, each member of the Committee furnished the declaration required by law.

The Company’s Financial Statements as at December 31, 2010 were discussed at a meeting of the Committee held on March 28, 2011. All members of the Committee attended the meeting, the undersigned Eli Admoni, Avi Ziegelman and Aviram Lahav. Also attending as a visitor was Yossi Shahak, a director and member of the Audit Committee. Mr. Arnon Tiberg joined the meeting at a later stage as a visitor. Attending the meeting on the Company’s behalf was Amit Meridor, the Company’s CEO, Eran Rotem, Chief Financial Officer. Also attending were accountant Michael Marciano, Itai Gottlieb and Avichai Kvartz from the Company’s auditing accountants Kost, Forer, Gabbai, and Kasierer, and advocate Ben Lifz from the Company’s attorneys Gross Halevi & Co.

The Financial Statements were reviewed and presented at the meeting by Eran Rotem as well as matters relating to them, including estimates and assessments made in connection with the Financial Statements, the control processes connected with the financial reporting, the completeness and appropriateness of the disclosure in the Financial Statements, the accounting policy and the accounting treatment applied to material topics and value estimates. Based on the review and the information presented by Eran Rotem, there was a discussion, questions were asked, comments were made, and answers and explanations were given by Eran Rotem. The auditing accountants also contributed. The Committee was told that all the corrections and completions would be included in the final version of the Financial Statements. In view of the above, the Committee made a draft of recommendations concerning the Company’s Financial Statements as at December 31, 2010 and these were passed on for perusal by the Company’s Board of Directors on March 29, 2011, one business day before the Board’s meeting. On March 24, six days and four business days before the Board meeting, a draft of the Financial Statements was given to members of the Board along with a draft of the Directors’ Report. These time periods seem reasonable to the Company’s Board.

43

The Company’s Financial Statements were discussed and approved at a Board meeting held on March 30, 2011. At the meeting, there was a review and analysis of the Financial Statements, the results of operations, and other matters concerning the Financial Statements by the Company’s CEO, the Chief Financial Officer and other senior executives as stated below. Revised recommendations from the Committee were also brought before the Board after it was reported by Eran Rotem that all the corrections and completions had been made. The following directors attended the Board meeting: the undersigned Arnon Tiberg, Braham Gelfand, Eli Admoni, Avi Ziegelman, Guy Shamir, Yossi Shahak, and Aviram Lahav, as well as Amit Meridor, the Company’s CEO, Eran Rotem, Chief Financial Officer, Ilan Gilboa, Deputy CEO, Guy Zimmerman, VP Marketing, Osnat Kaplan, Development Manager, David Filer, manager of a subsidiary, Orna Marom, the Company’s attorney general, accountants Michael Marciano, and Avichai Kvarz from the Company’s auditors, Kost, Forer, Gabbai, and Kasierer, and advocate Ben Lifz from the Company’s attorneys Gross Halevi & Co.

18.	Disclosure regarding independent directors

As of the date of publication of this report, the Company has not adopted in its Articles of Association the provisions of Section 219(e) of the Companies Law, 5759-1999, regarding the number of independent directors.

The Board and management wish to express their gratitude to all Tefron's employees.

Arnon Tiberg Chairman of the Board	Amit Meridor CEO	Eran Rotem CFO

Misgav, April 7, 2011

Unofficial translation from Hebrew

TEFRON LTD.

Consolidated financial statements
as of December 31, 2010

In U.S. dollars thousands

TEFRON LTD.

Consolidated Financial Statements as of December 31, 2010

In U.S. Dollars Thousands

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel

Auditors Report to the Shareholders of Tefron Ltd.
Regarding the Audit of Components of Internal Control  over Financial Reporting
Pursuant to Section 9b(c) of the Securities Regulations
(Periodic and Immediate Reports) - 1970

We have audited the components of the internal control over financial reporting of Tefron Ltd. (hereinafter: "the Company") as of December 31, 2010. These control components have been determined as explained in the following paragraph. The Company's Board of Directors and Management are responsible for maintaining effective internal control over financial reporting, and evaluating the effectiveness of the components of the internal control over the financial reporting are attached to the period report for the above date. Our responsibility is to express an opinion on the component of the internal control over the financial reporting of the Company, based on out Audit.

Components of the internal control over the financial reporting were determined in accordance with Audit Standard 104 of the Institute of Certified Public Accountants in Israel "Audit of Components of Internal Control over Financial Reporting" (hereinafter: "Audit Standard 104"). These components are: (1) controls at the organizational level, including control over the process of preparing and closing the financial reporting, and general controls over the information systems; (2) controls over the sales process; (3) controls over the inventory process; (4) controls over the purchasing process (all of these jointly are hereinafter called: "Audited Control Components").

We conducted our Audit in accordance with generally accepted Audit Standard 104. According to this Standard, we are required to plan and perform the Audit in order to identify the components of internal control and to obtain reasonable assurance as to whether these control components are effective from all significant aspects. Our Audit included achieving understanding regarding internal control of the financial reporting, identifying audited Control Components, evaluating the risk existing in significant weaknesses in the Audited Control Components, and examining the evaluation of effectiveness of the planning and operation of those control components based on the considered risk. Regarding those Audited Control Components, our Audit is to distinguish from internal control over all the significant processes in connection with financial reporting; therefore, our opinion relates to the Audited Control Components only. Moreover, our Audit did not relate to the mutual effects between the Audited Control Components and those which were not audited and, therefore, our opinion does not take into account such possible effects. We believe that our Audit provides reasonable basis for our opinion in connection with the above.

.
Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel

Due to obvious limitations, the internal controls of financial reporting in general, and components of them in particular, are likely not to prevent or disclose a misleading presentation. In addition, reaching conclusions regarding the future on the basis of an evaluation of any present effectiveness, is exposed to the risk that controls will become unsuitable due to the change in circumstances or the level of the existence of policy or procedures were detrimentally changed.

In our opinion, the Company effectively maintains, from all significant aspects, the Audited Control Components, as of December 31, 2010.

We have also audited, in accordance with generally accepted Auditing Standards in Israel, the consolidated financial statements of the Company as of December 31, 2010 and 2009, and for each of the three years for the period ended December 31, 2010, and our report dated March 30, 2011 included an unqualified opinion on those financial statements including an emphasis paragraph regarding the Company's business and its losses and the financial covenants with the banks.

Kost Forer Gabbay & Kasierer Certified Public Accountant

Haifa,
April 7, 2011

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel

Auditor's Report

To the Shareholders and Board of Directors of Tefron Ltd.

We have audited the accompanying consolidated balance sheets of Tefron Ltd. ("the Company”) as of December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's Board of Directors and Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditor's Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the results of their operations, changes in equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008, in conformity with International Financial Reporting Standards ("IFRS") and with the provisions of the Israeli Securities Regulations (Annual Financial Statements), 2010.

Without qualifying our opinion, we draw attention to Note 1d to the financial statements about the Company's business and its losses, and the financial covenants with the banks. Regarding Management’s plans see Note 1d.

We also audited, pursuant to Auditing Standard 104 of the Institute of Certified Public Accountants in Israel “Auditing of Internal Control Components over Financial Reporting”, internal control components over financial reporting of the Company as of December 31, 2010, and our report of March 31, 2011 included an unqualified opinion on the effective existence of those components.

Kost Forer Gabbay & Kasierer Certified Public Accountants

Haifa,
April 7, 2011

Tefron Ltd.
Consolidated Balance Sheets

		As of December 31,
		2010	2009
	Note	$ thousands
Current assets
Cash		9,361	1,904
Investment in securities available for sale		731	737
Trade receivables	4	9,339	14,597
Other receivables	5	1,878	2,892
Inventory	6	16,664	19,778
		37,973	39,908

Non current assets held for sale	7	2,088	-

		40,061	39,908

Non-current assets
Deferred taxes, net	16	972	1,409
Property, plant and equipment, net	7	38,936	56,920
Goodwill and intangible assets	8	2,783	960
		42,691	59,289
		82,752	99,197

Current liabilities
Bank credit (including current portion of long-term loans)	10	6,194	25,847
Trade payables	11	11,864	15,042
Other current liabilities	12	8,450	5,666
		26,508	46,555

Non-current liabilities
Long-term bank loans	10,13	19,818	-
Employee benefits, net	15	516	729
Other non-current liabilities		-	1,838
Deferred taxes, net	16	-	3,080
		20,334	5,647

Capital attributable to the Company's shareholders	18
Share capital		19,818	7,518
Additional paid-in capital		107,204	107,522
Accumulated deficit		(83,803)	(60,666)
Treasury shares		(7,408)	(7,408)
Capital reserve for transactions with a controlling shareholder		190	-
Other capital reserves		(91)	29
		35,910	46,995
Total capital		82,752	99,197

The accompanying notes are an integral part of the consolidated financial statements

April 7, 2011
Date of approval of the financial statements	Arnon Tieberg Chairman of the Board	Amit Meridor CEO	Eran Rotem CFO

Tefron Ltd.
Consolidated Statements of Income

		For the year ended December 31,
		2010	2009	2008
	Note	$ thousands (excluding loss per share data)

Sales		86,044	115,538	173,829
Cost of sales, net	20a	86,717	119,339	167,557

Gross profit (loss)		(673)	(3,801)	6,272

Selling and marketing expenses	20b	11,850	13,842	16,959
General and administrative expenses	20c	4,050	3,779	6,406
Other expenses (income)	20d	6,233	(496)	2,135

Operating loss		(22,806)	(20,926)	(19,228)

Loss from early repayment of subordinated note receivable	9	-	(1,285)	-
Financial income	20h	30	1,747	319
Financial expenses	20h	(2,379)	(2,259)	(3,347)
Financial expenses, net		(2,349)	(512)	(3,028)

Loss before taxes on income		(25,155)	(22,723)	(22,256)
Tax benefit	16	2,469	5,330	4,677

Loss		(22,686)	(17,393)	(17,579)

Loss per share attributable to owners of the parent (in $)

Basic and diluted loss per share		(7.7)	(6.6)	(6.7)

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statements of Comprehensive Income

	For the year ended December 31,
	2010	2009	2008
	$ thousands

Loss	(22,686)	(17,393)	(17,579)

Other comprehensive income (loss) (net of tax effect) *):

Realized gain on cash flow hedges, net	(115)	(23)	(445)
Realized loss (gain) on available-for-sale securities	-	-	77
Unrealized gain from cash flow hedges, net	-	115	23
Unrealized loss on available for sale securities	(5)	(86)	-
Actuarial gain (loss) on defined-benefit plans, net	(451)	466	(198)

Other comprehensive income (loss)	(571)	472	(543)

Total comprehensive income (loss)	(23,257)	(16,921)	(18,122)

Total comprehensive income (loss) attributed to owners of the parent	(23,257)	(16,921)	(18,122)

*) See Note 16e

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statement of Changes in Equity

	Relating to the Company's shareholders
	Share capital	Additional paid in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Capital reserve for transactions with a controlling shareholder	Total equity
	$ thousands

Balance as of January 1, 2010	7,518	107,522	(60,666)	(7,408)	(86)	115	-	46,995
Total comprehensive loss	-	-	(23,137)	-	(5)	(115)	-	(23,257)
Share-based payment to employees	-	490	-	-	-	-	-	490
Issue of rights (less issue costs of $240 thousand)	2,833	927	-	-	-	-	-	3,760
Private placement (less issue costs of $297 thousand)	9,467	(1,735)	-	-	-	-	-	7,732
Capital benefit from a transaction with a controlling shareholder	-	-	-	-	-	-	190	190
Balance as of December 31, 2010	19,818	107,204	(83,803)	(7,408)	(91)	-	190	35,910

	Relating to the Company's shareholders
	Share capital	Additional paid in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Total	Share options in consolidated company	Total equity

Balance as of January 1, 2009	7,518	107,104	(43,739)	(7,408)	-	23	63,498	247	63,745
Total comprehensive income (loss)	-	-	(16,927)	-	(86)	92	(16,921)	-	(16,921)
Share-based payment to employees	-	171	-	-	-	-	171	-	171
Cancelation of stock options in consolidated company	-	247	-	-	-	-	247	(247)	-
Balance as of December 31, 2009	7,518	107,522	(60,666)	(7,408)	(86)	115	46,995	-	46,995

	Relating to the Company's shareholders
	Share capital	Additional paid in capital	Retained deficit	Treasury shares	Capital reserve for available for sale financial assets	Capital reserve for cash flow hedges	Total	Share options in consolidated company	Total equity

Balance as of January 1, 2008	7,518	106,864	(17,962)	(7,408)	(77)	445	89,380	-	89,380
Total comprehensive income (loss)	-	-	(17,777)	-	77	(422)	(18,122)	-	(18,122)
Share-based payment to employees	-	240	-	-	-	-	240	-	240
Share-based payment in consolidated company	-	-	-	-	-	-	-	247	247
Dividend	-	-	(8,000)	-	-	-	(8,000)	-	(8,000)
Balance as of December 31, 2008	7,518	107,104	(43,739)	(7,408)	-	23	63,498	247	63,745

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statement of Cash Flows

	For the year ended December 31,
	2010	2009	2008
	$ thousands
Cash flows from operating activities
Loss	(22,686)	(17,393)	(17,579)

Adjustments to reconcile loss to net cash used in operating activities:
Adjustments to reconcile loss to net cash provided used in operating activities:
Depreciation and amortization	9,503	9,256	8,925

Impairment (reversal of impairment) of property, plant and equipment and intangible assets	6,260	(496)	2,135
Inventories write-off	3,065	2,808	4,523
Extinguishment of contingent consideration (b)	-	(399)	-
Impairment of available-for-sale securities	-	-	553
Share-based payments	280	171	487
Loss (gain) on sale of property, plant and equipment	142	(17)	188
Gain on sale of available-for-sale securities	-	-	(22)
Deferred taxes, net	(2,643)	(5,364)	(5,558)
Change in employee benefits, net	(664)	(850)	420
Loss on early repayment of subordinated note receivable	-	1,285	-
Accrued interest and amortization of available-for-sale securities	-	-	(263)
Accrued interest on deposits	-	-	(75)
Taxes on income	(20)	1,427	(468)
Finance expenses	1,452	723	1,363
	17,375	8,544	12,208

Changes in items of operating assets and liabilities:
Decrease in trade receivables	5,258	8,849	5,587
Decrease in other receivables	924	1,497	488
Decrease (increase) in inventory	1,950	9,730	(3,051)
Decrease in trade payables	(3,178)	(10,125)	(4,553)
Increase (decrease) in other current liabilities	(631)	(428)	77
	4,323	9,523	(1,452)

Cash paid and received during the year for:
Interest paid	(1,482)	(878)	(1,528)
Interest received	30	155	165
Taxes paid	(171)	(1,427)	-
Taxes received	191	-	468
	(1,432)	(2,150)	(895)

Net cash used in operating activities	(2,420)	(1,476)	(7,718)

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statement of Cash Flows

	For the year ended December 31,
	2010	2009	2008
	$ thousands
Cash flows from investing activities

Purchase of property, plant and equipment	(111)	(611)	(3,151)
Purchase of intangible assets	(2)	(75)	(224)
Acquisition of business (a)	-	-	(300)
Contingent consideration paid	-	(271)	-
Proceeds from sale of property, plant and equipment	367	18	35
Proceeds from early repayment loss from subordinated note receivable	-	1,715	-
Proceeds from sale of available-for-sale securities	-	-	5,914
Proceeds from maturity of short - term investments	-	-	7,139

Net cash provided by investing activities	254	776	9,413

Cash flows from financial activities

Short-term bank credit from banks, net	(8,052)	4,923	9,323
Repayment of long-term loans	(11,601)	(3,885)	(9,836)
Proceeds from long-term loans	20,000	-	6,000
Proceeds from a private placement, net	5,516	-	-
Proceeds from a rights offering, net	3,760	-	-
Dividend paid to shareholders	-	-	(8,000)

Net cash provided by (used in) financing activities	9,623	1,038	(2,513)

Increase (decrease) in cash and cash equivalents	7,457	338	(818)

Cash and cash equivalent at the beginning of the year	1,904	1,566	2,384

Cash and cash equivalent at the end of the year	9,361	1,904	1,566

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Consolidated Statement of Cash Flows

	For the year ended December 31,
	2010	2009	2008
	$ thousands
(A) Purchase of operations (see Note 3b)

Assets and liabilities as of acquisition date:

Order backlog	-	-	264
Customer relationships	-	-	1,029
Goodwill	-	-	344
Deferred tax liability	-	-	(323)
Contingent consideration	-	-	(1,014)

	-	-	300

(B) Significant non cash transactions

Purchase of operations (see Note 3a)

Operation’s assets on the acquisition date:

Inventory	1,896
Customer base	1,551	-	-
Order backlog	408	-	-
NB brand license	78	-	-
Goodwill	49	-	-

	3,982	-	-

Purchase of other assets for contingent consideration	-	-	1,014

Extinguishment of contingent consideration against goodwill	-	344	-

The accompanying notes are an integral part of the consolidated financial statements

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 1:   General

a.
Tefron Ltd. ("the Company") is a company registered in Israel. The Company is engaged, through subsidiaries in the design, development, production and sale of intimate apparel, swimwear and active wear which are manufactured using two different methods (the "Seamless" method and the "Cut & Sew" method). The Company's principal markets are the United States and Europe.

The Company’s shares are traded on the Tel Aviv Stock Exchange as well as on the OTC Bulletin Board in the USA. For additional details see also Note 18f.

The Company's headquarters are located at Misgav Industrial Zone.

b.	Definitions In these financial statements:

The Company	Tefron Ltd.

The Group	Tefron Ltd. and its subsidiaries, as detailed in the accompanying list.

Subsidiaries	Companies in which the Company has a controlling interest (as defined in IAS 27) and whose financial statements are consolidated with those of the Company.

Related parties	As defined in IAS 24.

Interested parties and controlling shareholder	As defined in the Securities Regulations (Annual Financial Statements) - 2010

c.
During the first quarter, the Company started a turnaround program to improve its business results (hereinafter: the Turnaround Program). Correct as the date of signing this report, there were operating improvements identified with the production floor, such as: shortening the supply date to customers and a drop in waste in the production process, a decline in the Company's cost basis, such as: the manpower clause, rent and transport. Up to the date of signing this report, significant improvements were achieved in these items, in the framework of the turnaround program.

d.	The Company had losses of $22,686 thousand for the year ended December 31, 2010. Furthermore, during this period, the Company had negative cash flows from operating activities of $2,420 thousand.

Due to the global economic crisis, the decline in demand and the continuing losses, at the end of 2009 the Company required additional sources of financing. During March 2010, the Company raised, through a rights offering to its shareholders and a private placement – as mentioned in Note 18b – a gross amount of $4 million. In addition, on March 2, 2010, the Company signed a final agreement with the banks regarding the reorganization of its credit lines and new undertakings to the banks, and on December 24, an amendment to the final agreement as detailed in Notes 13b and 13c, respectively. According to the amendment of the agreement with the banks, the Company must meet the new financial covenants agreed with the banks.

On December 30, 2010, the Company signed a number of agreements, in the framework of which it acquired, inter alia, the operations in the seamless field of Intimes Nouvelle Seamless Inc. (hereinafter: Nouvelle"), and an amount of US$5.8 million was invested in the Company by related parties of Nouvelle and by related parties in the Company – as detailed in Note 18a.

Management’s plans include absorbing Nouvelle's operations, based on the relationships with the new customers which were transferred to the Company in the framework of the Nouvelle transaction, and the additional steps to expand the customer base in Europe and the US, and this with a view to increase sales. In addition, there are continuing efforts to make the production floor more efficient and to expand business with suppliers in the Far East

According to the amendment to the agreement with the banks the Company must meet new financial covenants agreed with the banks. The Company's management estimates, on the date of the report, that it is more likely than not that the Company will meet the financial covenants in the coming year, i.e. the chances are more than 50%, although there is no certainty that it will meet the financial covenants as meeting them relates to events that will occur in the future.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies

a.	Basis of presentation of the financial statements

The Company's financial statements have been prepared on a historical cost basis, except for derivatives, financial assets available for sale measured according to their fair value, and except for liabilities for employee benefit s. The Company chose to present the statement of income by a method which characterizes its operations.

The preparation format of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). These Standards comprise:

1.	International Financial Reporting Standards (IFRS).

2.	International Accounting Standards (IAS).

3.	Interpretations to the IFRIC issued by the (IFRIC) and by the (SIC).

In addition, the financial statements have been prepared in accordance with the provisions of the Securities Regulations (Annual Financial Statements) – 2010.

Consistent accounting policies

The accounting policies adopted in the financial statements are consistent with those of all periods presented.

Changes in accounting policies in view of the adoption of new standards:

IFRS 3 (Revised) - Business Combinations and IAS 27 (Revised) - Consolidated and Separate Financial Statements

According to the new Standards:

-
The definition of a business was broadened so that it contains also activities and assets that are not managed as a business as long as the market  participant is capable of operating them as a business.

-
For every business combination, the following can be chosen separately: whether to measure the rights which do not give control, and as a result, the goodwill, on the basis of the full fair value or according to the proportional share purchased of the fair value of the identified assets, net, on the acquisition date.

-
Contingent consideration in business combinations is measured at fair value and changes in the fair value of the contingent consideration, which do not comprise adjustments to the acquisition cost in the measurement period, are not recognized as goodwill adjustments. If the contingent consideration is classified as a financial derivative to which IAS 39 relates, it will be measured at fair value through the statement of income.

-
Direct acquisition costs attributed to a business combination transaction are recognized in the statement of income on their accrual and not as part of the cost of the acquisition. (Excluding direct costs of raising capital or debt handled in accordance with IAS 32 or IAS 39, respectively).

-
Subsequent measurement of a deferred tax asset for acquired temporary differences and which did not meet the recognition criteria on the acquisition date will be recorded to the statement of income and not as an adjustment to goodwill.

-
A subsidiary's losses, even if resulting in a capital deficiency in a subsidiary, will be allocated between the parent company and non-controlling interests, even if the minority has not guarantors or have no contractual obligation to support the subsidiary or to invest further amounts.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

a.
Basis of preparation of the financial statements (Cont.)

Changes in accounting policies in view of the adoption of new standards: (Cont.)

IFRS 3 (Revised) - Business Combinations and IAS 27 (Revised) - Consolidated and Separate Financial Statements (Cont.)

-
A transaction with the non-controlling interests - whether a sale or a purchase - is handled as a capital transaction. Therefore, the acquisition of rights by the Group which does not give control is recognized as an increase or decrease in capital and calculated as the difference between the proceeds paid by the Group and the amount of that part of the rights purchased in the non-controlling interest which is deducted on the acquisition date. Realizing a holding in a subsidiary without losing control is recognized as an increase or decrease in capital (reserve for transactions with holders of non-controlling interests / retained earnings). being the amount of the difference between the proceeds received in the Group and the balance in the financial statements of the non-controlling interests in the subsidiary, which were added to the Company's capital (while the non-controlling interests included part of other comprehensive income, the Company reclassifies the accumulated amounts accrued recognized in other comprehensive income between the Company's owners and the rights which do not give control).

-
On the acquisition date, a reclassification and restatement of assets and liabilities was made in accordance with the contractual terms, the economic terms and the other relevant terms existing on the acquisition, excluding leasing and insurance contracts.

-
In a business combination achieved in stages, the capital rights in the purchased entity held by the purchasers prior to achieving control, are measured at fair value on the acquisition date and included in the proceeds of the acquisition, while recognizing a profit or loss when measurement its fair value, including realizing amounts recorded as other comprehensive income. On the date of losing control in the subsidiary, the balance of holding – if any – is revalued at fair value against the statement of income from realization, and this fair value is the basis of costs for the purpose of later handling.

Cash flows for transactions with non-controlling interests(without changing the status) are classified in the statement of cash flows, only if the framework of cash flows from financing activities (and can no longer be classified in the framework of cash flows from investing activities).

The Standards are applied 'from here on' as from January 1, 2010.

This amendment does not have a significant effect on the financial statements.

IFRS 5 – Non current assets held for sale and discontinued operations

a)
According to amendment to IFRS 5, when the parent company decides to realize part of its holdings in a subsidiary, so that after the realization the parent company will have a holding which does not give control; for example rights that give a significant effect, all the assets and liabilities relating to the subsidiary will be classified as held for sale and the relevant directives of IFRS will apply, including presentation of discontinued operations.

b)
An additional amendment clarifies which are the disclosures required regarding non current assets (or realization groups) classified as held for sale or as discontinued operations. In accordance with the amendment, only the disclosures required pursuant to IFRS 5 are to be given. The disclosure requirements appearing in the other IFRS Standards will apply to these assets only if they relate specifically to those non current assets or to those realization groups.

The amendment is implemented 'from here as from January 1, 2010.

IAS 7 – Statement of cash flows

The amendment to IAS 7 stipulates that only cash flows which result in the recognition of assets can be classified as cash flows from investing activities. The amendment is applied retrospectively as from January 1, 2010. The amendment did not have a significant effect on the financial statements.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

a.
Basis of preparation of the financial statements (Cont.)

IAS 36 – Impairment of assets

The amendment to IAS 36 clarifies what an accounting unit is required to which goodwill will be allocated so as to examine any impairment in goodwill. According to the amendment, the highest possible level of allocating goodwill recognized in a business combination is the segment of operations defined in IFRS 8 – Operating segments, before aggregation for reporting purposes.

The amendment is applied 'from here on' as from January 1, 2010.

In the Company's opinion, the amendment does not have a significant effect on the financial statements.

b.	The main considerations, estimates and assumptions used in the preparation of the financial statements:

Estimates and assumptions

Preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The basis of the estimates and assumptions is reviewed regularly. The changes in accounting estimates are reported in the period of the change in estimate.

The following are the key assumptions made in the financial statements concerning uncertainties on the balance sheet date, and the critical estimates computed by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

- Legal claims

When estimating the provision for legal claims filed against the Company and its subsidiaries, the Company has relied on the opinion of its legal advisors. The opinion of the Company’s legal advisors is based on their professional judgment, taking into account the stage of proceedings and experience with respect to that claim. Since the outcome of any legal claims will generally be determined in the court, actual results could differ from these estimates.

- Deferred tax assets

Deferred tax assets are recognized for carry forward tax losses and deductible temporary differences to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. For further information, see Note 16.

- Pension and other post-employment benefits

The liability in respect of defined post-employment benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, expected rates of return on assets, future salary increases and mortality rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. For further information, see Note 15.

-Provision for doubtful accounts

The Company’s management regularly reviews trade receivables and assesses their collectability.  Accordingly, the Company makes a provision for trade receivables whose collection is in doubt.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

b.	The main considerations, estimates and assumptions used in the preparation of the financial statements: (Cont.)

-	Slow-moving inventory

The Company reviews in each period the state and age of inventories and records a provision for slow-moving inventories accordingly. In assessing whether the inventory is obsolete or slow moving, the Company relies on technical data and on assumptions with regard to anticipated order backlog - see Note 6.

-	Determining the fair value of a non negotiable financial instruments

The fair value of non negotiable securities available for sale is determined by an external expert while using the most reliable assumptions and estimates at his disposal. These securities are classified to Level 3 in the hierarchy of fair value rating in accordance with IFRS 7.

-	Provision for impairment of fixed assets

The provision for an impairment of fixed assets is recorded if the recoverable amount is less than the asset’s carrying amount. The recoverable amount is the higher of its fair value less selling costs, and value of use based on discounted cash flows. A provision for an impairment of fixed assets is determined for every cash-generating unit separately. The Company has five cash generating units, as detailed in Note 7b below. In order to determine the recoverable amount of its fixed assets, the Company has engaged a qualified independent valuator.

-	Evaluating the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined using the options costing model. The assumptions of the model include the price of the share, its realization price, expected fluctuations, expected lifespan, expected dividends, and the zero rate of interest.

c.	Consolidated financial statements:

The consolidated financial statements include the statements of companies that are controlled by the Company (wholly-owned subsidiaries: Hi-Tex founded by Tefron, Ltd. (hereinafter: "Hi-Tex"), Macro Clothing Ltd. (hereinafter: "Macro"), Tefron USA Inc. (hereinafter: "Tefron USA"), Tefron UK Ltd. (hereinafter: "Tefron UK") and El-Masira Textile Co. (hereinafter: (hereinafter: "El-Masira")). Control exists when the Company has the power, directly or indirectly, to direct the financial and operating policies of a controlled company. The effects of potential voting rights that are exercisable on the balance sheet date are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

All intra-group balances, transactions and gains and losses resulting from intra-group transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and its subsidiaries are prepared for identical dates and periods. The Company's policies in the financial statements and its subsidiaries are implemented uniformly and consistently with those implemented in the Company’s financial statements.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

d.	Functional and foreign currency:

1.	Functional and presentation currencies

The presentation currency of the financial statements is the US dollar.

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Each entity in the Group determines its functional currency which is used to measure its financial position and operating results. The functional currency of the Company is the US dollar.

2.	Transactions assets and liabilities in foreign currency

Transactions denominated in a foreign currency (i.e., a currency other than the functional currency) are recorded initially at the exchange rate on the date of the transaction. After initial recognition, monetary assets and liabilities are translated on each balance sheet date into the functional currency, at the exchange rate on that date. Exchange rate differences are recognized in the statement of income. Non-monetary assets and liabilities denominated in foreign currency are presented at fair value and retranslated to the functional currency, in accordance with the rates of exchange on the date on which the fair value is determined.

e.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific trade receivables whose collection, in the opinion of the Company's management, is doubtful. Impaired trade receivables are withdrawn when they are assessed as uncollectible.

f.	Inventories

Inventories are measured at the lower of cost or net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories is determined as follows:

Raw materials	-	Based on cost.
Work in progress	-	Based on cost including material, labor and other direct and indirect manufacturing costs.
Finished goods	-	Based on cost including materials, labor and other direct and indirect manufacturing costs.

The Company periodically evaluates the condition and age of inventories and records a provision for slow-moving inventories.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

g.
Financial instruments

Financial assets:

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for investments at fair value through the statement of income, for which transaction costs are recorded to the statement of income.

After initial recognition, the accounting treatment of investments in financial assets is based on their classification to one of the following four groups:

•	Financial assets at fair value through the statement of income.
•	Investments held-to-maturity.
•	Loans and receivables.
•	Financial assets available for sale.

The Company has classified its financial assets as follows:

1.	Financial assets available for sale

The has financial assets Group available for sale that are financial assets (non-derivative) that are designated as available for sale or are not classified in any of the three preceding categories. After initial recognition, available for sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except exchange differences that relate to monetary debt instruments that are carried to the statement of income in the financing item, are recognized directly to equity as unrealized gains, net. When the investment is disposed of or in case of impairment, the accumulated gain or loss is recognized to the statement of income. Interest revenues on investments in debt instruments are recognized in the statement of income using the effective interest method.

2.
Fair Value

The fair value of investments that are traded in an active market is determined by reference to the market prices on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models. The valuator, in his work, took into consideration interest and credit components that are derived from the risk.

3.	Loans and receivables

The Group has loans and receivables which are not financial assets (which are not derivates) with fixed payments or payments which can be determined and which are not traded in an active market. After initial recognition, the loans are presented at amortized cost. Short-term credits (such as credit to customers and other receivables) are presented according to their terms, generally at their nominal value. Profits and losses are recognized in the statement of income when the loans and receivables are withdrawn or if any impairment is recognized for them, as well as the result of methodical amortization.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

g.	Financial instruments (Cont.)

Financial liabilities

Financial liabilities measured at amortized cost:

Interest-bearing loans and credit are initially recognized at fair value less directly attributable transaction costs. After initial recognition, loans and credit are measured at amortized cost. Gains and losses are recognized to the statement of income when the loan is withdrawn.

Treasury shares

Company shares held by the Company’s subsidiary are presented at cost and deducted from shareholders’ equity. Gains or losses from the purchase, sale, issue or cancellation of treasury shares are carried to shareholders' equity.

Withdrawal of financial assets

A financial asset is withdrawn when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the received cash flows in full without significant delay to a third party and in fact  has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially with all the risks and rewards of the asset, but has transferred control of the asset.

A factoring transaction and credit vouchers of customers are handled as a withdrawal when the above conditions exist.

When the Company transfers its rights to receive cash flows from an asset and did not transfer or did not really maintain the risks and benefits connected with the asset, and did not even transfer control of the asset, this is recognized as a new asset according to the extent of the Company's continuing involvement in the asset. Involvement continues by way of a guarantee for the asset transferred and is measured at the lower of the written balance in the financial statements of the assets, and the maximum amount of the consideration that the Company is likely to be required to pay in return.

A financial liability is withdrawn when it is settled, i.e. when the obligation is discharged, cancelled or expires. A financial liability is withdrawn when the debtor (the Group):

•	Pays the liability by paying in cash, other financial assets, goods or services; or
•	Is legally released from the liability.

Where an existing financial liability is replaced by another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as a withdrawal of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in the statement of income. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

g.	Financial instruments (Cont.)

Impairment of financial assets:

On each balance sheet date, the Group assesses whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

Financial assets available for sale

For debt instruments classified as available for sale financial assets, objective evidence of impairment may arise as a result of one or more events that have a negative impact on the estimated future cash flows of the asset since the recognition of the asset. Evidence of impairment may include indications that the debtor is experiencing financial difficulties, including liquidity difficulty and default in interest or principal payments. Where there is evidence of impairment, the cumulative loss carried to equity, is measured as the difference between the acquisition cost (less amortizations using the effective interest method and previous impairment losses) and the fair value is removed from equity and recognized as an impairment loss in the statement of income. In subsequent periods, the amount of the impairment loss is reversed if the increase in fair value can be related objectively to an event occurring after the impairment was recognized. Such a reversal amount is credited to the statement of income up to the amount of the loss recognized.

h.
Leases:

The tests for classifying leases as financial or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles below as set out in IAS 17:

The Group as a lessee:

Operating leases:

The Group has lease agreements in which all the risks and benefits inherent in the ownership of the leased asset are not really transferred, and therefore they are classified as operative leasing. The lease fees are recognized as an expense in the statement of income currently by the straight line method over the lease period.

The Group as Lessor:

Operating leases:

Lease agreements where the Group does not actually transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as operating leases. Lease income is recognized as revenue in the statement of income on a straight-line basis over the lease period.

i.
Business combinations and goodwill

Business combinations are handled through implementing the acquisition method. In this method, assets and liabilities of the acquired company are identified at their fair value on the acquisition date. The cost of acquisition is the aggregate fair value on the acquisition date of the assets given, the liabilities taken on and the capital rights issued by the acquirer. For business combination which occurred from January 1, 2010, the direct costs connected with the acquisition are immediately recorded as an expense in the statement of income, excluding costs of raising funds handled in accordance with IAS 32. For business combinations which occurred up to December 31, 2009, these costs are recognized as part of the acquisition cost.

On the acquisition date, a reclassification and re-designation of assets and liabilities are made according to the contractual terms, the economic terms and other relevant terms existing on the acquisition date, excluding for leasing contracts whose conditions were not changed on the acquisition date and, therefore, their classification as financial leasing or operative leasing are not reexamined.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

i.	Business combinations and goodwill (Cont.)

Goodwill is first measured at cost, which is surplus consideration of the acquisition and the non-controlling interests (if such exist) over the net amount of the assets acquired which can be identified, and the liabilities taken on as measured on the acquisition date. If the goodwill amount received is negative, then this relates to a bargain price acquisition and the acquirer must recognize the profit created as a result in the statement of income on the acquisition date.

After the initial recognition, goodwill is measured at cost less the accumulated loss from the impairment, should there be any. Goodwill is not amortized methodically.

Up to December 31, 2009, the contingent proceeds were recognized if and only if the Company had an existing liability, a cost of the economic benefits was expected, and the amount could be reliably estimated.  Following updates relating to estimating the amount of contingent proceeds was updated against goodwill created in the acquisition until it reaches zero, and the balance was recorded to the statement of income.

j.	Fixed assets

Items of fixed assets are measured at cost plus direct acquisition costs less any accumulated depreciation, less accumulated impairment losses and less related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment.

Deprecation is calculated at equal annual rates based on the straight line method over the useful life of the asset, as follows:

	%	% mainly

Buildings	2	2
Machinery and equipment	7	7
Motor vehicles	15	15
Office furniture and equipment	6-25	Furniture – 6, computers - 25
Leasehold improvements	See below	See below

Leasehold improvements are depreciated using the straight line method over the lease period (including any optional extension term available to the Company which it intends to exercise), or over the expected useful life of the assets, whichever is shorter.

The useful life, depreciation method and residual value of an asset are reviewed at least each year end and the changes are accounted for as a prospective change in accounting estimate. As for testing the impairment of fixed assets, see l below.

An asset is withdrawn on disposal or when no further economic benefits are expected from its use. The gain or loss arising from the withdrawal of the asset (determined as the difference between the net disposal proceeds and the carrying amount in the financial statements) is included in the statement of income when the asset is withdrawn. See note 7.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2: Significant accounting policies (Cont.)

k.	Intangible assets

Separately acquired intangible assets are measured on initial recognition at cost with the addition of costs directly attributable to the acquisition. Intangible assets acquired in a business combination are included at the fair value at the acquisition date. After initial recognition, intangible assets are carried at their cost less any accumulated amortization and any accumulated impairment losses.

According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The period of amortization and method of amortization of an intangible asset with a useful lifespan is defined and examined at least at the end of each year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for as prospective changes in accounting estimates. The amortization charge on intangible assets with finite useful lives is recognized in the statements of income.

The useful life of intangible assets is as follows:

Years
Computer software	4
Customer relations (*)	8
Brand license	2.75
Order backlog	Period of delivery orders

Gains or losses arising from the withdrawal of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recorded to the statement of income.

(*)
In accordance with Accounting Standard IAS 38 and IFRS 3R, customer relations are part of intangible assets due to the fact that they arise from contractual legal rights and maintain the principle of identification. Amortization of customer relationships is done in accordance with the abandonment of existing customers over the years.

Software:

The Group's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed in it, is classified as fixed assets. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

l.	Impairment of non-financial assets

The Company has intangible assets which belong to the following five cash generating units: Cut & Sew – including the design, production and marketing of intimate apparel and sportswear by the Cut & Sew method; Seamless – including the design, production and marketing of intimate apparel, and sportswear by the seamless method; Macro – including production in the Far East by sub-contractors. Swimwear is mainly sold in the U.S. and Europe; building in the U.S. – the Company has cash flows from rent in an office building in the U.S. Thus building creates independent cash flows; knitting machines leased in the U.S. - the Company has cash flows of revenues from leasing knitting machines in operative leasing.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

l.	Impairment of non-financial assets (Cont.)

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets (except of inventories and deferred taxes, see clause n) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds its recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of the selling price, net, and the value of its use. In evaluating the use, the expected cash flows are discounted according to the discounting rate before tax, which reflect the specific risks of every asset. For an asset that does not create independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recorded to the statement of income in accordance with the nature of the item whose value declines.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, will be limited to the lower of the amount of impairment recognized in the past (less depreciation or amortization) and its recoverable amount. A reversal of that impairment loss is recognized in the statement of income in the same section in which the impairment was written. See note 7.

The following unique criteria are applied in assessing impairment of the goodwill:

Goodwill:

In order to test impairment, goodwill acquired in a business combination is allocated, on the acquisition date, to each of the Group’s cash generating units that is expected to benefit from the synergies of the combination.

The Company reviews goodwill for impairment once a year on December 31 or more frequently if events or changes in circumstances indicate that there is impairment.

Impairment is recognized for goodwill by comparing the recoverable amount of the cash-generating unit(s) to the carrying amount of the cash generating unit(s), including goodwill. When the recoverable amount of the cash-generating unit (or a group of cash-generating units) is lower than the carrying amount of the cash-generating unit (or a group of cash-generating units), to which the goodwill was allocated, it is recognized as a loss from an impairment first relating to goodwill. Losses recognized for goodwill cannot be reversed.

m.	Government grants

Government grants from the Office of the Chief Scientist in Israel for supporting research and development activities do not include the payment of royalties to the State, and therefore are reduced from the cost of sales. The grants are recognized when there is reasonable assurance that the grant will be received and the Company will meet with all the relevant conditions. The Company’s government grants relating to assets such as fixed assets and have been recorded as a reduction in the carrying amount of the fixed asset.

n.	Taxes on income

Taxes on income in the statement of income comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recorded to the statement of income except to the extent that the tax arises from items which are recognized directly to equity. In such cases, the tax effect is also recorded to the relevant item in shareholders' equity.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

n.	Taxes on income (Cont.)

Deferred taxes:

Deferred income taxes are computed for temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes, except for a limited number of exceptions. Deferred taxes related to items recorded directly to equity are also recorded to the relative item in equity.

Deferred tax balances are measured at the tax rates that are expected to apply to the period when these taxes are recorded to the statement of income or to equity, based on tax laws that have been enacted or substantively enacted by the balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the period of report, excluding in respect of changes attributable to items recorded directly to shareholders' equity.

Deferred tax assets are reviewed on each balance sheet date and reduced to the extent that it is not probable that they will be utilized. Simultaneously, temporary differences (such as losses transferred for tax purposes) for which deferred tax assets have not been recognized are reassessed and deferred tax assets are recognized to the extent that their recoverability has become probable. Any resulting reduction or reversal is recognized in the taxes on income item.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments in subsidiaries is not expected in the foreseeable future. Equally, deferred taxes that would apply in the event of distribution of earnings by investee companies as dividends have not been taken into account in computing the deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company's policy not to initiate distribution of dividends that triggers an additional tax liability.

Deferred tax assets and deferred tax liabilities are presented in the balance sheet as non-current assets and non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same tax authority.

o.	Share-based payment transactions

The Company's employees and directors are entitled to remuneration in the form of share-based payment transactions whereby employees and directors render service as consideration for equity instruments ("equity-settled transactions").

Transactions settled with capital instruments;:

The cost of transactions settled with capital instruments with employees and directors is measured at the fair value of the equity instruments granted on the granting date. The fair value is determined using an accepted pricing model, see Note 19.

The cost of transactions settled with capital instruments is recognized in the statement of income, together with a corresponding increase in equity, during the period which the performance and service conditions exist, and end on the date on which the relevant employees and directors become entitled to the benefit ("the vesting period"). The cumulative expense recognized for transactions settled with capital instruments on each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the statement of income represents the movement in cumulative expense recognized at the beginning and end of that reported period.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

o.	Share-based payment transactions (Cont.)

No expense is recognized for benefits that do not ultimately vest. Except for benefits where vesting is conditional upon a market condition, which are treated as benefits which vested irrespective of whether the market condition is met, provided that all other vesting conditions (service and/or performance) are satisfied.

When the Company modifies the conditions on which equity-instruments were granted, the minimum expense recognized is the expense as if the conditions had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee on the modification date.

p.	Liability for benefits to employees The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits include salaries, leave pay, paid sick leave, vacation pay and social security contributions and are recognized as expenses as the services are rendered.

2.	Post-employment benefits

The plans are normally financed by deposits in insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group has defined contribution plans pursuant to Section 14 of the Israeli Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when contributed simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the Israeli Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The cost of providing benefits under this plan is determined using the actuarial value of the projected unit entitlement method. The actuarial calculation takes into account future salary increases and rates of employee turnover based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate on Government bonds with maturity dates that are close to the liability period of the severance pay.

The Company makes current deposits in respect of its liabilities to pay severance pay to certain of its employees in pension funds and insurance companies ("the plan’s assets").

The plan’s assets comprise assets held in eligible insurance policies. The plan’s assets are not available to the Group's own creditors and can not be returned directly to the Group.

Actuarial gains and losses are recorded as other comprehensive income (loss) in the period in which they occur.

The liability for employee benefits presented in the balance sheet represents the present value of the defined benefit obligation less the fair value of the plan’s assets.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

q.
Revenue recognition

Revenues are recognized in the statements of income when the amount of revenues can be reliably measured, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred can be reliably measured. Revenues are measured at the fair value of the consideration received excluding any fines or volume rebates.

The following specific recognition criteria must also be met before revenue is recognized:

Revenues from the sale of goods

Revenues from the sale of goods are recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains managerial involvement. The delivery date is usually the date on which ownership passes.

r.	Cost of sales

Cost of sales includes expenses for storage and transportation of inventories to the end point of sale. Cost of sales also includes losses from impairment of inventories and provisions for slow-moving inventories.

s.	Operating segments

According to IFRS 8, the Company adopted the "management approach" in reporting on the financial performance of the operating segments.

 An operating segment is defined as a component of an entity when:

1.
It is engaged in business activities from which are likely to generate revenues and expenses are likely to accrue (including revenues and expenses relating to transactions with other component of that entity);

2.
Whose operating results are regularly reviewed by the Group's chief operating decision maker of the entity (CODM) – CEO of the Company), in order to make decisions about resources to be allocated to a segment and in order to assess its performance; and

3.	There is separate financial information is available.

The decision on the allocation of resources and the financial reporting that the CODM makes are on the basis of two operating segments of the Company: Seamless and Cut & Sew, as detailed in Note 22 below and not beyond that. Furthermore, the Company did not identity other operating segments.

t.	Earnings (loss) per share

Earnings (loss) per share are calculated by dividing the net income (loss) attributable to equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Basic earnings (loss) per share only include shares that were actually outstanding during the period. Potential ordinary shares (employee options) are included in the computation of diluted earnings (loss) per share only when their conversion decreases earnings per share or increases loss per share. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings (loss) per share only until the conversion date and from that date in basic earnings (loss) per share.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:    Significant accounting policies (Cont.)

u.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal obligation or an implied obligation as a result of a past event and it is probable that economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, the provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

v.	Asset held for sale

A non current asset or a group of assets are classified as held for sale when their return will be done mainly through a sale transaction and not through continuing use. This exists when the asset is immediately available for sale in their present condition, the Company has an obligation to sell, there is a plan to locate a buyer and it is highly probable that it will be completed within a year from the date of the classification (correct as of the balance sheet date, these conditions must exist). These assets are not depreciated from the date of their first classification as such and are presented as separate current assets in the consolidated balance sheet, at the lower of their carrying value and fair value less selling expenses. When the balance in the financial statements is higher than the fair value less selling cost, the loss from the impairment relating to the asset (or the group of assets) is recognized up to the amount of the difference. Concurrently, the liabilities relating to these items are presented separately in the consolidated balance sheet in a similar way. In addition, balances for other comprehensive profit (loss) are presented separately in the statement of changes in capital. For additional information see Note 7c

w.	Disclosure to new IFRS during the period prior to their implementation

IFRS 7 – Financial Instruments: Disclosure

The amendments to IFRS 7 deal with a number of subjects:

1.
Clarification of the disclosure requirements presented in the Standard: in this context, the connection between quantitative and qualitative disclosure is emphasized and the nature and extent of the risks resulting from financial instruments. In addition, in the context of the amendment, disclosure requirements regarding collateral that the Company holds were reduced and the disclosure requirements amended regarding credit. The amendment will be implemented retrospectively from the financial statements for periods starting January 1, 2011. Early implementation is possible.

2.
The new and extended disclosure requirements regarding withdrawals of financial assets and the requirement of disclosure in cases where exceptional transfers are made close before the reporting date. The purpose of the amendment is to assist users of financial statements to estimate the risk exposure to transfer of financial assets and the effect of these risks on the Company's financial provision. The amendment will increase the reporting transparency of transfer transactions, particularly securitization transactions of financial assets. The amendment will be implemented 'from here on' as from the financial statements for periods starting January 1, 2012. Early implementation is possible. The relative disclosures will be included in the Company's financial statements.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

IFRS 9 - Financial Instruments:

1.
In November 2009, the first stage of phase 1 of IFRS 9 was published - "Financial Instruments", as part of the project to replace IAS 39, "Financial Instruments: Recognition and Measurement".  IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

The Standard stipulates that upon initial recognition, all the financial assets (including hybrid contracts in which the hosting contract is a financial asset) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions accumulative are met:

-	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows resulting from them.

-
According to the contractual terms of the financial asset, the Company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

Despite the aforesaid, the Company may, at the time of first recognition, designate a debt instrument which meets the above two conditions to fair value through the statement of income, if so doing cancels or significantly reduces the asymmetry in measurement or recognition (accounting mismatch) which would have occurred had it not done so.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized to the statement of income or to other comprehensive income (loss), in accordance with the choice of the accounting policy in an instrument-by-instrument basis (amounts recognized in other comprehensive income will not be transferred thereafter to the statement of income). If this relates to capital instruments held for trading purposes, it is obligatory to measure them at fair value through the statement of income. This choice is final and irrevocable. Nevertheless, when a company changes its business model for managing financial assets, it must reclassify all affected financial instruments from the change of the business model so as to reflect this change. In all other circumstances, reclassification of financial instrument is not permitted.

The Standard will be effective starting January 1, 2013. Earlier application is permitted. Early adoption will be made with a retrospective restatement of comparative figures, subject to the relief set out in the Standard.

2.
In October 2010, amendments were published to IFRS 9 on the subject of withdrawals and the subject of financial liabilities. According to the amendments, the Company must continue to implement the provisions of IAS 39 regarding a withdrawal and regarding financial liabilities for which the fair value alternative was not chosen (the designation of fair value through the statement of income). I.e.: the provisions of classification and measurement of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at reduced cost.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 2:   Significant accounting policies (Cont.)

w.
Disclosure to new IFRS during the period prior to the implementation (Cont.)

The changes resulting from these amendments affect the measurement of liabilities for which the fair value alternative was chosen. According to these amendments, the amount of change in fair value of the liability, which relates to changes in the credit risk, will be recorded to other comprehensive income. All other changes in the fair value will be recorded to the statement of income. If the recording of a change in fair value of the liability was caused as a result of changes in the credit risk, to other comprehensive income, it will create an accounting mismatch in the statement of income; and then also the same change will be recorded to the statement of income and not to other comprehensive income.

In addition, according to the amendments, liabilities for certain derivatives of capital instruments will no longer be measured at cost, but only at fair value.

Date of the start of the amendment is January 1, 2013. Early adoption is possible, on condition that the Company also adopts the provision of IFRS 9 relating to classification and measurement of financial assets (the assets stage).  First adoption of the amendments will be done retrospectively while restating the comparative figures, subject to certain exemptions in the amendment.

In the Company's opinion, the amendments are not expected to have a significant effect on the financial statements.

IAS 24 – Disclosures in connection with a related party

The amendment to IAS 24 clarifies the definition of a related party so as to simplify the identification of the relationship with a related party and prevent a lack of consistency in implementing this definition. In addition, the companies related to the government are given, in the framework of the amendment, a partial exemption in providing disclosure regarding transactions with the government and other such companies. The amendment will be implemented retrospectively as from the financial statements for annual periods starting January 1, 2011. Early implementation is possible.
The suitable disclosures will be included in the Company's financial statements.

IAS 32 - Financial Instruments: Presentation - Classification of a Rights offering:

The amendment to IAS 32 states that rights, options or option warrants to acquire a fixed number of the Company's equity instruments for a fixed amount of any currency, will be classified as equity instruments if the entity offers the rights, options or share options pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The amendment will be implemented retrospectively as from the financial statements for annual periods starting January 1, 2011. Early implementation is possible.

In the Company's opinion, the Standards are not expected to have a significant effect on the financial statements.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 3:   Business combinations

(a)	Acquisition of Intimes Nouvelle Seamless operations

On December 30, 2010, a transaction was completed in the framework of which, inter alia, the Company acquired operations in the field of women intimate apparel products of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle") which are manufactured using the seamless technology, and this against the private placement to Nouvelle of 600,000 ordinary of the Company at a value of $2,216 thousand. The value of the proceeds was calculated according to the quoted price of the Company's share on the stock exchange on the date of completing the transaction, and less issue costs relating to the above transaction. In addition, the Company realized the right it had to purchase inventory with a value of $1,896 thousand. The proceeds value was calculated according to the value of the Company's share on the stock exchange on the date of completing the transaction and less issue costs relating to the above transaction.

Moreover, a total amount of $5,813 thousand was invested by (i) Litef Holdings Inc.; (ii) Mivtach Shamir Holdings Ltd.; (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investment Master Fund L.P. (hereinafter jointly: "the Investors"), and all this against a private placement of 3,368,094 ordinary shares of the Company comprising, immediately after the allotment, 51.5% of the Company's issued capital and voting rights in it (44.4% fully diluted), and an allotment to Ben and Martin Lieberman of 450,000 option warrants which can be exercised up to 450,000 ordinary shares of the Company.  For further details see Note 18a below.

The goodwill created in the acquisition relates to expected benefits, resulting from the synergy of the Company and of the acquired operation.

Issue costs in the amount of $297 thousand, which can be related to capital instruments, are recorded directly to capital and were deducted from the 'additional paid-in capital' item. Other direct acquisition costs were recorded to general and administrative expenses.

The fair value of the identified assets and identified liabilities of Nouvelle and the balance in the financial statements on the acquisition are as follows:

Fair value
$ thousands
Inventory	1,896
Customer relations	1,551
Order backlog	408
License to use the New Balance brand	78
Net assets	3,933
Goodwill created by the acquisition	49
Total	3,982

Regarding the period of amortization of the intangible assets see Note 8a below.

(b)	Acquisition of Excelsior Inc. operations

On September 17, 2008, the Company acquired the entire business operations of Excelsior Inc. ("Excelsior"), a private company operating in the USA that specializes in the design and distribution of swimwear in the USA. The transaction was accounted for as a business combination under IFRS 3.

The total cost of this business combination amounted to $1,314 thousand, which included a cash payment of $300 thousand and a contingent consideration payable of $1,014 thousand. The contingent consideration payable is an estimate of 10% of future sales of Excelsior in each of the two years following the acquisition.

The Company has allocated the acquisition cost to the fair value of assets acquired and liabilities assumed. Any changes in the contingent consideration payable will be recorded as an adjustment to goodwill.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 3:    Business combinations

(b)	Acquisition of Excelsior Inc. operations (Cont.)

    The financial statements include the operating results of Excelsior from the date of acquisition.

On November 23, 2009, the subsidiary and Excelsior signed an amendment to the selling agreement according to which, the period for royalty payments will be due immediately upon transfer of a final commission to excelsior in the amount of $200 thousand. On that date, the contingent consideration was extinguished against the zeroing of goodwill balance and the remainder was cancelled against a decrease in selling and marketing expenses.

The fair value of the assets acquired and liabilities assume of Excelsior as of the date of acquisition is as follows:

	Fair value	Balance in the financial statements
	$ thousands
Customer relations	1,029	931
Order backlog	264	176
Deferred taxes liabilities	(323)	(277)

Net assets	970	830
Goodwill created on the acquisition	344
Total	1,314

Acquisition cost:	$ thousands

Cash paid	300
Creditors for the acquisition	1,014
Total	1,314
Cash outflow/inflow on the acquisition

Cash and cash equivalents in the acquired company on the acquisition date	-
Cash paid	300
Net cash flow	300

The goodwill created on the acquisition is allocated to the forecasted benefits derived from the synergy of activities combining of the Company and the purchased company. See above goodwill update against contingent consideration.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 4 :  Trade receivables

	As of December 31,
	2010	2009
	$ thousands

Open receivables (1)	8,554	14,523
Checks for collection	785	74

	9,339	14,597

(1) After deduction of provision for doubtful debts	1,061	990

Trade receivables whose collection is in doubt are accounted for through recording a provision for doubtful debts.

The movement in the provision for doubtful accounts is as follows:

$ thousands

Balance as of January 1, 2009	986
Provision during the year	33
Cancellation of accumulated doubtful debt	(29)

Balance as of December 31, 2009	990

Provision during the year	87
Cancellation of accumulated doubtful debt	(16)

Balance as of December 31, 2010	1,061

On December 31, 2009, the aging analysis of the trade receivables is as follows:

	Customer whose debts has not yet fallen due (not in arrears)	Past due trade receivables of
		Under 30 days	30 – 60 days	60 – 90 days	90 – 120 days	Over 120 days	Total
	$ thousands

December 31, 2010	8,152	1,065	105	-	-	17	9,339

December 31, 2009	14,199	101	259	-	-	38	14,597

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 5:    Other receivables

	As of December 31,
	2010	2009
	$ thousands

Prepaid expenses	265	358
Advances to suppliers	152	995
Institutions	990	1,063
Accrued income	140	123
Derivatives	-	195
Other receivables	331	158

	1,878	2,892

Note 6:     Inventories

	As of December 31,
	2010	2009
	$ thousands

Raw Materials	5,473	7,148
Work in process	5,917	7,650
Finished goods	5,274	4,980

	16,664	19,778
* Inventories write-off recorded in cost of sales aggregated $3,065 thousand (2009 - $2,808 thousand, 2008 – $4,523 thousand).

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 7:   Fixed assets

a.	Composition and movement: 2010

	Land and buildings	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total
	$ thousands

Cost
Balance as of January 1, 2010	3,855	145,021	422	6,180	11,960	167,438
Additions during the year	-	8	-	15	88	111
Transfer to assets available for sale	-	(10,784)	-	-	-	(10,784)
Disposals during the year (through sale)	-	(1,779)	-	(3)	-	(1,782)
Balance as of December 31, 2010	3,855	132,466	422	6,192	12,048	154,983

Accumulated depreciation
Balance as of January 1, 2010	913	99,929	418	4,700	3,358	109,318
Additions during the year	85	7,941	1	237	1,068	9,332
Transfer to assets available for sale	-	(7,430)	-	-	-	(7,430)
Disposals during the year (through sale)	-	(1,271)	-	(1)	-	(1,272)
Balance as of December 31, 2010	998	99,169	419	4,936	4,426	109,948

Provision for impairment
Balance as of January 1, 2010	510	330	-	360	-	1,200
Impairment charge, net	-	6,129	-	-	204	6,333
Transfer to assets available for sale	-	(1,267)	-	-	-	(1,267)
Reduction during the year	(10)	(98)	-	(59)	-	(167)
Balance as of December 31, 2010	500	5,094	-	301	204	6,099

Depreciated cost as of December 31, 2010	2,357	28,203	3	955	7,418	38,936

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 7:   Fixed assets (Cont.)

a.	Composition and movement: 2009

	Land and buildings	Machinery and equipment	Motor vehicles	Office furniture and equipment	Leasehold improvements	Total
	$ thousands

Cost
Balance as of January 1, 2009	3,846	144,866	422	8,315	11,775	169,224
Additions during the year	9	174	-	95	333	611
Disposals during the year (through sale)	-	(19)	-	-	-	(19)
Withdrawals – depreciation of assets	-	-	-	(2,230)	(148)	(2,378)
Balance as of December 31, 2009	3,855	145,021	422	6,180	11,960	167,438

Accumulated depreciation
Balance as of January 1, 2009	706	92,036	412	6,544	3,113	102,811
Additions during the year	207	7,911	6	386	393	8,903
Disposals during the year (through sale)	-	(18)	-	-	-	(18)
Withdrawals – depreciation of asset	-	-	-	(2,230)	(148)	(2,378)
Balance as of December 31, 2009	913	99,929	418	4,700	3,358	109,318

Provision for impairment
Balance as of January 1, 2009	445	1,344	-	346	-	2,135
Impairment charge (Reversal of impairment loss), net	82	(738)	-	63	-	(593)
Reduction during the year	(17)	(276)	-	(49)	-	(342)
Balance as of December 31, 2009	510	330	-	360	-	1,200

Depreciated cost as of December 31, 2009	2,432	44,762	4	1,120	8,602	56,920

b.	Impairment of fixed assets The Company has five cash-generating units:

-	Cut & Sew – including design, production and marketing of intimate apparel and sportswear by the Cut & Sew method.

-	Seamless – including design, production and marketing of intimate apparel and sportswear by the Seamless method.

-	Macro – including production in the Far East through sub-contractors. Swimwear is mostly sold to the USA and Europe.

-	A building in the United States – the Company has cash flows from rent of offices in the United States. This building produces independent cash flows.

-	Sewing machines leased in the United States – the Company has cash flows from revenues from leasing sewing machines in an operating lease.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 7:    Fixed assets (Cont.)

b.	Impairment of fixed assets: (Cont.)

In 2010 and 2009, the Company engaged a qualified independent appraiser in order to determine the fair value of buildings, machinery and equipment, office furniture and equipment and leasehold improvements owned by it for the purpose of an impairment examination. As a result of the aforementioned valuation, in 2010 the Company recorded a loss from an impairment of $6,333 thousand: Due to the Seamless cash generating unit the Company recorded a loss from impairment of $4,104 thousand, for the Cut & Sew cash generating unit the Company recorded a loss from an impairment of $2,039 thousand, and for the leased knitting machine cash generating unit the Company recorded a loss from an impairment of $190 thousand. In 2009 the Company recorded a reversal of an impairment loss amounting to $496 thousand for the Cut &Sew cash generating unit, the company recorded a loss from an impairment of $237 thousand and for the Seamless cash generating unit the Company recorded a cancellation of a loss impairment of $394 thousand, and for the leased knitting machine generating unit, the Company recorded a cancellation of a loss impairment of $339 thousand.

c.	For liens, see Note 17c.

d.
Non-current assets held for sale

In November 2010, the Company formulated a plan for the replacement of old sewing machines of the Santoni type in consideration for new sewing machines. During December 2010, the Company located a potential buyer for these machines; it met with him to discuss the subject and formulated the details of the transaction. Such a replacement serves the Company's needs for new technology so as to meet existing market needs. Accordingly, the Company carried out a classification of these sewing machines from the fixed assets item to the non-current assets held for sale.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 8:    Goodwill and intangible assets

a.	Composition and movement 2010

	Computer software	Customer list, order backlog and brand license	Goodwill	Total
	$ thousands
Cost
Balance as of January 1, 2010	1,679	1,293	-	2,972
Additions – purchased separately	2	2,037	49	2,088
Balance as of December 31, 2010	1,681	3,330	49	5,060

Accumulated amortization
Balance as of January 1, 2010	1,261	654	-	1,915
Amortization recognized during the year	140	222	-	362
Balance as of December 31, 2010	1,401	876	-	2,277

Provision for impairment
Balance as of January 1, 2010	97	-	-	97
Reversal of impairment loss, net	(73)	-	-	(73)
Reduction recognized during the year	(24)	-	-	(24)
Balance as of December 31, 2010	-	-	-	-

Net balance
As of December 31, 2010	280	2,454	49	2,783

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 8:    Goodwill and intangible assets

2009

	Computer software	Customer relations and order backlog	Goodwill	Total
Cost
Balance as of January 1, 2009	3,165	1,293	344	4,802
Additions – purchased separately	75	-	-	75
Withdrawals – amortization of assets	(1,561)	-	-	(1,561)
Withdrawals – cancellation of contingent proceeds	-	-	(344)	(344)
Balance as of December 31, 2009	1,679	1,293	-	2,972

Accumulated amortization
Balance as of January 1, 2009	2,595	186	-	2,781
Amortization recognized during the year	227	468	-	695
Withdrawals – cancellation of contingent proceeds	(1,561)	-	-	(1,561)
Balance as of December 31, 2009	1,261	654	-	1,915

Provision for impairment
Balance as of January 1, 2009	-	-	-	-
Impairment charge, net	97	-	-	97
Balance as of December 31, 2009	97	-	-	97

Net balance
As of December 31, 2009	321	639	-	960

Customer list, order backlog and license to manufacture and market a brand name were acquired in the framework of business combinations. Customer relations are amortized over an 8-year period, order backlog is amortized over the period of supplying the orders and license to manufacture and market a brand is amortized over a period of 2.75 years.

Amortization expense

Amortization expense for intangible assets is classified in the statements of income as follows:

	For the year ended December 31
	2010	2009	2008
	$ thousands

Cost of sales	140	227	251
Selling and marketing expenses	222	468	186

	362	695	437

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 9: -  Subordinated note receivable

In 2006, the Company exercised its option to sell its holdings in AlbaHealth (“Alba"). The sale was made for consideration amounting to $13 million, of which $10 million was paid to the Company in cash and $3 million is payable to the Company on August 31, 2009 in accordance with an agreement for the issuance of a subordinated note bearing market interest at LIBOR + 3%, subject to repayment of Alba's debt to a bank in the USA. The agreement was signed by Alba, Suntrast (Alba's main creditor) and Tefron USA. In accordance with the agreement, Tefron USA is entitled to receive interest on the note for as long as Alba is in compliance with its credit commitments to Suntrast, as set forth in the agreement between Alba and Suntrast. In 2008, Alba failed to comply with one of the financial covenants. Therefore it was in breach of its credit commitment, and acted to replace its sources of financing.

On December 31, 2008, Alba signed a new loan agreement with BB&T Bank. Suntrast and Tefron USA are also parties to this agreement, and have consented for the note to be paid in ten equal installments of $300 thousand each. Payments will be made quarterly starting on October 1, 2009 and will bear an interest at LIBOR + 3%.

On September 24, 2009 the Company signed, with Alba, an agreement for an early repayment of the subordinated note. According to the agreement Alba paid Tefron $1,715 thousand and settled all the interest payments that were in arrears. Due to the aforesaid early repayment, the Company recorded a $1,285 thousand capital loss.

Note 10: - Credit from banks

a.	Composition:

	Weighted Average Interest Rate	As of December 31, 2010			As of December 31, 2009
	December 31, 2010	In NIS	Unlinked	Total	Total
	%	$ in thousands

Short-term credit from banks	LIBOR+1.7	385	5,809	6,194	14,246
Current maturities of long-term loans		-	-	-	4,151
Long-term loans classified as current (b)	LIBOR + 1	-	-	-	7,450

		385	5,809	6,194	25,847

b.
In 2009 the Company classified its current loans and liabilities in accordance with the provisions of Standard IAS 1 due to the Company's not meeting the terms of receiving credits from banks. The aforementioned classification was made in spite of the Company's new agreement with the banks as of March 2, 2010, as detailed in Note 13b below, and despite the waivers granted to the Company as a result of its failure to comply with the financial covenants in 2009.

Correct as of December 31, 2010 the Company is meeting the financial covenants and, therefore, is classifying the loans as long-term.

c.	Regarding collaterals and liens see Note 17c.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 11: - Trade payables

	As of December 31,
	2010	2009
	$ thousands

Open accounts	8,978	14,826
Notes payable	2,886	216

	11,864	15,042

Note 12: - Other current liabilities

	As of December 31,
	2010	2009
	$ thousands

Payroll accruals	4,271	3,812
Accrued expenses	747	533
Institutions	1,823	293
Other current liabilities	1,609	1,028

	8,450	5,666

Note 13: - Long-term loans from banks

a.	Composition: As of December 31, 2010

	Weighted average interest rate	Balance	Balance net of current maturities
	%	$ thousands

Loans from banks	LIBOR + 2.15-2.85	19,818	19,818

b.	Final agreement with the banks

On March 2, 2010, the Company signed a final agreement with the banks which includes a reorganization of credit financing that the banks provide the Company. The Company had adopted the provisions of IAS 39 (while examining the quantitative and qualitative criteria) and handled the new arrangement as an insignificant change in conditions).

The credit line provided to the Company will be divided into the following loans and credit lines:

1.	Loan A

The principal of Loan A of a total of $15,000,000 will be provided by the banks for a period of one year. The interest on Loan A will be paid quarterly. The principal of Loan A will be paid in three equal installments of $1,250,000 each, as from the end of the 7th, 8th and 9th year, from the date of providing Loan A.

The balance for a total amount of $11,250,000 will be repaid at the end of the 10th year after the date of providing Loan A.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Long-term loans from banks (Cont.)

b.	Final agreement with the banks (Cont.)

 Early repayment of Loan A

The Company will repay, in an early repayment, the unpaid balance of Loan A, fully or partly, in the situations and dates detailed below:

(1)
Raising future capital – in every case in which the Company will raise capital, then the total equal to 50% (fifty percent) of the net consideration of the raising of capital will serve to make an early repayment. In this regard, it should be mentioned, that in the Nouvelle Agreement described in Note 18a below, the banks agreed to deviate from applying this clause. i.e.: in this clause, with the banks’ agreement this will not apply to the Nouvelle Transaction.

(2)
The sale of assets – in every case in which the Company will make a sale of an asset, not in the normal course of business, then the full net consideration of the sale of the asset will be used for early repayment.

(3)
Cash flows surpluses - in every case in which total cash flows surpluses, in accordance with the financial statements, will exceed the determining amount set at $8,000,000, then a total comprising 50% of the total difference between the surplus cash flows and the determining total will be used as early repayment, according to the determining ratio, on account of the last payment of the principal of Loan A.

"Surplus cash flows" – the total EBIDA of the Company according to its financial statements, in every calendar year, less: (a) total interest costs of the companies for that calendar year; and (b) total investments that the Company made in the framework of the operations and current maintenance for that calendar year (hereinafter: "the current investments"). The companies will not make current investments, including in the normal course of business, in an annual aggregate amount, to all the companies, exceeding $2,000 thousand.

2.	Loan B

The principal of Loan B of a total amount of $5,000,000 will be provided by the banks for a period of six years. The interest will be paid quarterly and the principal will be paid in three equal installments of $1,250,000 each, as from the end of each of the 3rd, 4th and 5th and 6th years, after the date of the provision of Loan B by the banks.

3.	Short-term credit lines (in addition to Loans A and B)

The banks will provide the Company with short-term credit lines of up to one year for a total amount of $8,950,000 under the following conditions.

4.	Capital infusion

The Company undertook to make a rights offering and/or private placement of shares, in the framework of which an amount of not less than $4,000,000  (less expenses) will be invested in the Company's shareholders' equity, and this by March 31, 2010.

Correct as of March 28, 2010, the Company completed the rights offering to the public and the private placement to Norfet, in the framework of which it raised an amount of $4 million. For further details see Note 18b below.

5.	Providing additional credit lines

Subject to an investment in capital, fully and in due time, the banks will provide the Company, in the framework of additional short-term credit lines, a total amount of $1,800,000.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Long-term loans from banks (Cont.)

b.	Final agreement with the banks (Cont.)

6.	Additional undertakings

In addition to the collateral and undertakings in the agreement, the Company undertook, inter alia, as long as Loan A and Loan B are not fully repaid to the banks, not to undertake to pay dividends to shareholders without the banks’ prior written consent.

Capital benefit

The Company allotted to the banks, gratis, a total quantity of 100,000 option warrants which can be exercised to 100,000 shares of NIS 10 par value each of the Company, against payment of an exercise price of $4.5 per share. The banks have the possibility to exercise the options with a 'non cash' mechanism. The option warrants can be exercised, fully or partly, over a period of 48 months from the date of signing the agreement. A benefit in the amount of $210 thousand was presented in the financial statements. The allotment of these option warrants was completed on August 17, 2010.

Financial covenants

The banks gave their agreement not to activate their rights vis-à-vis the Company as a result of the Company being expected not to meet the financial covenants it undertook to meet in 2009, according to Tefron's financial statements as of December 31, 2009 only.

In addition, the Company undertook to meet at all times in 2010 the financial covenants and undertakings which were later cancelled in an amendment to the final agreement and in their place new covenants were set, all as mentioned in Note 13c below.

Prior to signing the final agreement, on December 2, 2009, the Company's chairman and Board of Directors and the Company's Chief Financial Officer received verbal notices from the three banks with whom the Company is engaged in financing agreements, according to which each of the banks decided to stop the use of the Company's credit lines.

To the best of the Company's knowledge, the banks' decision regarding stopping the use of the Company's credit lines is as a result of the banks' evaluation that the Company will continue to present losses in the coming periods. The banks' decision was taken suddenly despite the fact that for the purpose of the Company's financial statements as of December 31, 2008 and March 31, 2009 and June 30, 2009, the banks again issued to the Company a waiver of their rights for immediate payment of the credit lines provided to the Company, and despite the Company's losses and not meeting one of the financial covenants (regarding the EBITDA) which were stipulated in the financing agreements between the Company and the banks.

According to the provisions of IAS 39, the Company examined whether the terms of the new debt arrangements are significantly different from the original financial undertakings. The change in these terms was not significant and, therefore, the Company did not make a change in the value of its financial liabilities on the books on the date of the change.

On February 26, 2010, the Company published a rights offering prospectus to the SEC (American Securities Exchange Commission) and a rights offering prospectus to the Securities Authority and the Tel Aviv Stock exchange. In the context of the rights offering and the private placement to Norfet, the Company raised another $4 (four) million. For further details see Note 18b below.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Long-tem loans from banks (Cont.)

c.	Amendment to the agreement with the banks

On December 24, 2010, the Company signed an amendment to the agreement with the banks (hereinafter: "the Amendment") which includes providing additional credit of $5 million in favor of the Company. This credit includes a loan of $3.8 million for a period of three years which will be repaid in 36 equal monthly installments from the date of signature on the amendment and an additional loan of $1.2 million which will be repaid in one payment on June 30, 2011. Correct as of December 31, 2010, the loans have not yet been provided to the Company.

The following are the main amendments to the agreement:

1.	Loan 1

The loans will provide to the Company with a new loan in accordance with the terms detailed below (hereinafter: "Loan 1"):

a)
The loan of $3.8 million is for a period of 36 months provided that it will be used within 30 days from the date of signing the amendment.  Alternatively, should the Company request to provide in its favor Loan 1 after 30 days from signing the amendment, then the grace period will be shortened accordingly – "such a 12-month "grace period" in the course of which there is no repayment of the principal of the loan - and in every case Loan 1 will be fully repaid after 48 months from signing the amendment;

b)
The principal of Loan 1 will bear an annual interest at a rate to be agreed by the Company and any of the banks in agreements and/or separate loans, documents, which will be signed for this purpose by the Company with any of the banks;

c)	Interest on Loan 1 will be paid by the Company in consecutive monthly installments as from the date of provision of Loan 1;

d)
The principal of Loan 1 will be paid in equal consecutive monthly installments as from the end of 12 months from the date of signing the amendment (hereinafter and below: "the Grace Period"), and this until the final and full repayment of Loan 1.

2.	Loan 2

An additional loan of $1.2 million will bear an annual interest at an agreed rate between the Company and any of the banks. The interest will be paid by the Company in consecutive monthly payments as from the date of providing the loan.

3.	Infusion of capital

a)
A precondition for providing the loans, as detailed in clauses 1 and 2 above, is that shareholders' equity of not less than $5 million and not more than $5.9 million (hereinafter: "the infusion of capital") will be invested in the Company. In addition, letters of undertaking of the controlling shareholder in the Company, to the satisfaction of the banks will be submitted and will include, inter alia, an undertaking not to make any change in ownership and/or control in the Company without receiving the banks' permission and an undertaking of not competing with the Company's business. The infusion of such capital was made, and the letters of undertaking were sent to the banks as required.

b)
Notwithstanding the aforesaid in the agreements with the banks of March 2, 2010, infusion of capital mentioned in clause 4 of Note 13b above was not used to repay the credit that the banks provided the Company in the past.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Loans from banks (Cont.)

4.
Financial covenants

The financial covenants determined in the original agreement were cancelled, and in their place the following financial covenants were applied (which will be calculated in accordance with the interim and annual financial statements {consolidated} of the Company, audited or reviewed):

1.
The rate of tangible shareholders' equity to the total balance sheet will not be less than 30%; but in any case, the tangible shareholders' equity defined in the agreement will not be less – at any time – then the amounts stated below:

a)	In 2010 – $28,000,000
b)	In 2011 –$29,500,000
c)	In 2012 – $32,000,000
d)	As from 2013 and thereafter – $35,000,000.

2.	The trade receivables (less balances of trade receivables which have been factored) by the Company will not be less at any time from the following amount:

a)	In 2010 – $9,000,000
b)	In 2011 – $12,500,000
c)	As from 2012 and thereafter – $14,000,000

A deviation of up to 5% of amounts stated in clauses b and c will not be a violation of the Company's undertakings regarding the trade receivables balances, as mentioned above.

3.
Up to December 31, 2011, the Company will be entitled to carry out factoring transactions (factoring transactions and/or sale of customers' notes in favor of third parties to provide financing), subject that the consideration from the transaction will be at least a rate of 80% of the amount of the note or the invoice, which will serve to finance working capital needs; and that the total amount for which factoring transactions will be carried out will not exceed at any time $5 million.

4.
The total amount of the balances of the Company's cash, inventory and trade receivables will not be less at any time than $33,000,000, excluding relating to the financial statements of the third quarter of every calendar year, where the total amount of the balance of the Company's cash, inventory and receivables will not be less than $29,000,000.

5.	The ratio between the Company's total debts and liabilities to the banks and other financial organizations and the Company's annual EBITDA according to the annual consolidated statements:

a)	In 2011 – will not exceed 9.5.
b)	In 2012 – will not exceed 8.5.
c)	In 2013 – will not exceed 7.5.
d)	In 2014 – will not exceed 6.5.
e)	As from 2015 and thereafter – will not exceed 5.5.

The breach of each of the undertakings to maintain the financial ratios detailed in clauses 4.1 up to 4.5 above (hereinafter: "the financial ratios"), will be considered a breach of the financial ratios.

The banks may inform of a change in the financial covenants in the event of a change in accounting standards, and this without requiring the Company's consent.

6.	The provisions of the agreement will apply regarding the sale of any other asset which is not equipment.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 13: - Long-term loans from banks (Cont.)

4	Financial covenants (Cont).

7.
To allot to the banks after carrying out an infusion of capital (in accordance with the determining ratio), gratis, a total quantity of 200,000 non negotiable option warrants, which can be exercised to 200,000 shares of NIS 10 par value each of the Company, against payment of an exercise price of $3 per share. The option warrants can be exercised for a period of 72 months from the date of signing the amendment. Excluding the aforesaid, the other terms of the option warrants have not yet been determined. The allotment of the option warrants is subject to receiving all the approvals required by law (including the approval of the Stock Exchange to listing of the shares resulting from exercising the option warrants, up to and not later than April 30, 2011.

8.
Not to carry out any change in ownership and/or in the Company's control (by Intimes Nouvelle Seamless Inc., Litef Holdings Inc., Mivtach Shamir Holdings Ltd. and Lieberman and Martin Lieberman) without receiving the banks' prior written consent, and this relating to the structure in ownership and control which will be created immediately after completing the transaction. Notwithstanding the aforesaid, an accumulated change of up to 5% from the holding rate of the above bodies will not constitute a breach of the Company's undertaking, provided that the holdings rate of all of the above bodies will not be less at any time from 45% of the Company's issued and paid up share capital.

9.
Not to hold subsidiaries or additional related companies, unless these companies sign a letter of undertaking with the banks.

Correct as of December 31, 2010 the Company met all the financial covenants as stated in the amendment to the agreement with the banks.

Note 14: - Financial instruments

(a)	Classification of financial assets and financial liabilities The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments pursuant to IAS 39:

	December 31,
	2010	2009
Financial assets:

Financial assets at fair value through the statement of income:
Derivatives	-	195

Financial assets available-for-sale	731	737

Financial liabilities:

Financial liabilities measured at amortized cost	26,012	25,847

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14: Financial instruments (Cont.)

b.	Financial risks factors

The Group's activities expose it to various financial risks such as market risk (including foreign exchange risk and interest rate risk), credit risk and liquidity risk. The Group's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group's financial performance. The Group utilizes derivatives in order to hedge certain exposures to risks.

The Board discussed the principles of overall risk management activities as well as specific policies with respect to certain exposures to risks such as currency risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments.

1.	Market risks:

Foreign currency risk:

The Group operates in a large number of countries and is exposed to foreign currency risk resulting from the exposure to different currencies, mainly the NIS. Foreign exchange risk arises from forward commercial transactions, recognized assets and liabilities denominated in a different currency from the functional and the reporting currency (US Dollars). The finance department is responsible for managing the net position of each foreign currency by the use of forward exchange contracts, according to the Company's hedging policy.

Management's policy is to hedge forecasted payroll expenses denominated in NIS, payments to suppliers in NIS and sales in Euro. The hedging level is examined from time to time, according to market condition.

2.	Credit risk:

The Group has no significant concentrations of credit risk. The Group has a policy to ensure collection through sales of its products to wholesalers with an appropriate credit history.

Credit risk may arise from the exposure of holding several financial instruments with a single entity or from entering into transactions with several groups of debtors with similar economic characteristics whose ability to discharge their obligations will likely be similarly affected by changes in economic or other conditions. Factors that have the potential of creating concentrations of risks consist of the nature of the debtors' activities, such as their business sector, the geographical area of their operations and the financial strength of groups of borrowers.

Terms of sale to customers

The Company makes provisions for doubtful debts based on factors which affect the credit risk of certain customers, past experience and other information.

The Company holds cash and other financial instruments with various financial institutions in Israel and in additional countries in which the Company operates. The Company’s policy is to spread its investments between various institutions.

Correct as of December 31, 2010 cash aggregated an amount of $9,361 thousand.

The Group's revenues are mainly from customer in the USA and Europe. On a current basis, the Group follows customers' receivable and the financial statements include provisions for doubtful debt which properly reflect, in the Group's opinion, the loss inherent in the debts whose collection is in doubt.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14:  Financial instruments (Cont.)

b.	Financial risks factors

3.      Interest risk:

The Group is exposed to the risk of change in market interest rates on short-term and long-term loans from banks which bear adjustable interest rates (the long-term loans are linked to the LIBOR and PRIME base interest rate.

   4.       Liquidity risk:

Liquidity risk is the risk that the Company will not be able to pay its financial liabilities on due dates. The responsibility for managing liquidity risk is handled by the Company's management, and it manages a plan of managing financial risks and liquidity for the short, medium and long ranges according to the Company's needs. The Company manages liquidity risk by preparing updated financial forecasts.

The table below presents the maturity profile of the Group's financial liabilities based on contractual undiscounted payments:

As of December 31, 2010

	Up to one year	1 to 2 years	2 to 3 years	Total
	$ thousands

Loans from banks	6,194	-	19,818	26,012
Trade payables	11,864	-	-	11,864
Other payables	8,309	-	-	8,309
	26,367	-	19,818	46,185

As of December 31, 2009

	Up to one year	1 to 2 years	2 to 3 years	Total
	$ thousands

Loans from banks	18,397	4,151	3,299	25,847
Trade payables	15,042	-	-	15,042
Other payable	5,374	-	-	5,374
Other liabilities	292	1,838	-	2,130
	39,105	5,989	3,299	48,393

b.	Fair Value

The carrying amount of cash, trade receivables, other current assets, subordinated note receivable, short - term loans from banks and long-term loans, trade payables and other current liabilities approximate their fair value.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14:  Financial instruments (Cont.)

d.	Classification of Financial Instruments by Fair Value Hierarchy:

The financial instruments presented in the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2	-	Data other than quoted prices included within Level 1 that are observable either directly or indirectly.
Level 3	-	Data that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

Financial liabilities measured at fair value:

December 31, 2010:

	Level 1	Level 2	Level 3
	$ thousands
Financial assets Available for sale:
Investment in securities available for sale	-	-	731

December 31, 2009

	Level 1	Level 2	Level 3
	$ thousands

Defined foreign currency forward contract	-	195	-

Financial assets available for sale:
Investment in securities available for sale	-	-	737

During 2009 and 2010, there were no transfers from measuring the fair value of any financial instruments between Level 1 and Level 2 fair value measurements, and there were no transfers into and out of Level 3 from the measurement of the fair value of any financial instrument.

Changes in financial assets classified to Level 3:

Financial assets available-for-sale

Balance as of January 1, 2010	737

Total recognized loss:
In other comprehensive income (loss)	(6)

Balance as of December 31, 2010	731

Total gain (loss) for the year recognized in the statement of income relating to assets held at the end of the year of report	-

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14:  Financial instruments (Cont.)

e.	Derivatives and cash flow hedging

The Group in Israel is exposed mainly to foreign currency risks.

As of December 31, 2009 the Group held forward contracts in foreign currency intended to hedge payroll payments for the Company's employees in Israel and purchase of expected future raw materials from the local suppliers, and also hedge of the expected sales in Euros and pounds sterling to the Company's customers in Europe, which the Group has high expectations of such transactions. The forward contracts in foreign currency hedge the currency risk of the expected transactions with a high probability.

The cash flow hedging of expected future purchases in January to March 2010 was assessed to be highly effective, and as of December 31, 2009, net unrealized gain amounting to $95 thousand, plus deferred tax liability amounting to $24 thousand, was included in equity.

The cash flow hedge of expected future sales, in January to April 2010 was assessed to be highly effective and as of December 31, 2009, net unrealized gain amounting to $20 thousand plus deferred tax liability amounting to $7 thousand, were included in equity for these contracts.

In 2010 the Company closed all its open positions for forward transactions, in accordance with the agreement with the banks. However, the Company may use the existing credit line to carry out forward transactions.

The following are details of the Group's financial derivatives:

	Exercise / Expiry date	Par value ($thousands)	Fair value $ thousands
December 31, 2010
Forward transactions purchased, net		-	-
December 31, 2009
Forward transactions purchased, net	Jan. – May 2010	6,692	6,887

According to the agreement with the banks, described above, the Company closed all its open positions of forward transactions. But the Company may use the existing credit lines in order to carry out forward transactions.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14: Financial instruments (Cont.)

f.	Sensitivity analyses relating to changes in market factors

Changes in interest rates for financial liabilities as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax effects.

	Sensitivity analyses to changes in interest rates
	Gain (loss) from change
	10% increase in interest	10% decrease in interest
	$ thousands

2010	(475)	475

2009	(430)	430

Changes in dollar - NIS exchange rates on December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax effects.

	Sensitivity analyses to fluctuations in NIS exchange rate
	Gain (loss) from change
	10% increase in exchange rate	10% decrease in exchange rate
	$ thousands

2010	1,309	(1,309)

2009	1,420	(1,420)

Changes in exchange rates of the dollar against the shekel as of December 31 would have increased (decreased) shareholders' equity and income or loss by the following amounts. This analysis assumes that all other variables are constant and ignores tax effects.

	Gain (loss) from change
	10% increase in market factor	10% decrease in market factor
Foreign Currency	$ thousands
US Dollar

2010 - In respect of forward transactions and options	-	-
2009 - In respect of forward transactions and options	(300)	300

Euro
2010 - In respect of forward transactions	-	-
2009 - In respect of forward transactions	(290)	290

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 14: Financial instruments (Cont.)

f.	Sensitivity analyses relating to changes in market factors (Cont.)

Sensitivity tests and principal work assumptions:

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the profit or loss and/or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the operating currency and assuming that all the other variables are constant.

The sensitivity test for long-term loans with variable interest was only performed on the variable component of interest.

Note 15: Assets and liabilities for employee benefits

Employee benefits consist of short-term benefits and post-employment benefits.

a.	Post-Employment benefits

According to the Labor Laws and Severance Pay Law in Israel, the Company is required to pay severance pay to an employee upon dismissal or retirement or to make current contributions to defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary and employment terms which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined contribution plans or as defined benefit plans, as detailed below.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 15: Assets and liabilities for employee benefits (Cont.)

b.	Defined contribution plans

Section 14 of the Severance Pay Act, 1963 in Israel applies to part of the severance pay payments, pursuant to which the fixed contributions paid by the Group into pension funds and/or policies of insurance companies release the Group from any additional liability to employees for whom such contributions were made. These contributions and contributions for compensation represent defined contribution plans.

	For the year ended December 31
	2010	2009	2008
	$ thousands

Expenses in respect of defined contribution plans	929	1,072	1,170

c.	Defined benefit plans

The Group accounts for that part of the payment of compensation that is not covered by contributions to defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Group contributes amounts in central severance pay funds and in qualifying insurance policies.

1.	Expenses charged to the statements of income:

	For the year ended December 31
	2010	2009	2008
	$ thousands

Current servicing cost	144	147	382
Interest cost on benefit liabilities	55	95	143
Expected return on plan assets	(22)	(35)	(55)
Other	149	40	(121)
Total expenses in respect of employee benefits	326	247	349

Actual return on plan assets	8	37	10

Expenses presented in the statements of income are as follows:

Cost of sales	277	199	100
Selling and marketing expenses	27	44	115
General and administrative expenses	22	4	134
	326	247	349

2.	Plan assets (liabilities), net

	As of December 31,
	2010	2010
	$ thousands

Defined benefit obligation	(1,261)	(1,468)
Fair value of plan’s assets	745	739
Total liabilities, net	(516)	(729)

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 15: Assets and liabilities for employee benefits (Cont.)

c.	Defined benefit plans (Cont.)

3.	Changes in present value of defined benefit obligation

	As of December 31
	2010	2009
	$ thousands

Balance as of January 1	1,468	3,098

Interest expenses	55	95
Current servicing cost	144	147
Benefits paid	(932)	(770)
Net actuarial loss (gain)	485	(588)
Exchange rate differences	41	(514)

Balance as of December 31	1,261	1,468

4.	Plan assets

a)	Plan’s assets

The plan’s assets include assets held by a long-term employee benefit fund and by insurance policies.

b)	Movement in fair value of plan assets

	As of December 31
	2010	2009
	$ thousands

Balance as of January 1	739	929

Expected return	22	35
Employer’s provisions for the plan	66	72
Benefits paid	(113)	(216)
Net actuarial (loss) gain	(14)	(20)
Exchange rate differences	45	(61)

Balance as of December 31	745	739

5.	Principal assumptions used in determining the defined benefit plan

	2010	2009	2008
	%

Discount rate	5.08	5.4	3.9-4.6
Expected rate of return on plan’s assets	2.6-7.3	3.6-5.4	5-6.7
Expected salary increase rate	0	0	0

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 15: Employee benefits (Cont.):

c.	Defined benefit plans (Cont.):

6.	The amounts for the current and previous years:

	Year ended December 31,
	2010	2009	2008
	$ thousands
Present value of defined benefit obligation	1,261	1,468	3,098

Fair value of plan assets	745	739	929

Surplus in the plan	516	729	2,169

Note 16: Taxes on income

a.	Tax laws applicable to Group companies

The Company is subject to provisions of Income Tax Regulations (Rules for Bookkeeping by Foreign Investment Companies and Certain Partnerships and Determination of Taxable Income), 1986. In accordance with the aforementioned regulations, the Company files its income tax returns in US dollars.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)

The Company's enterprises received the status of "approved enterprises" under the Law for the Encouragement of Capital Investment, 1959. According to the Law, income from the approved enterprises, during the seven years from the first year the approved enterprise earns taxable income provided that 14 years have not passed since the approval was granted or 12 years have not passed since the enterprise began operating, whichever is earlier ("benefit period"), will be taxed at reduced tax rate of between 10% and 25% (in accordance with the rate of foreign investments in the company). A company, in which foreign investments exceed 25%, is entitled to a 10-year benefit period. Approval letters dated January 1997 or later are entitled to a tax exemption for the first two years of the benefit period.

Shareholders are taxed at a 15% tax rate (withheld) on dividends distributed from revenues from the approved operations, and at a 25% tax rate on dividends distributed from revenues from other sources, unless otherwise stipulated by tax treaties.

Tefron - Tefron has 9 approved investments under the grants track. The benefit period of 8 approved investments of the Company has ended, and as such income derived from these investments is taxable at the regular corporate tax rate in Israel. The ratio of the revenue derived from these investments is calculated according to growth in Company sales over and above sales before the beginning of these investments. The benefit period of one approved investment of the Company has yet to be ended. It should be mentioned that due to the Company's losses in 2008-2010, the Company estimates that it will not use the benefit in the above plan also in 2011.

The ratio between income produced from investments for approved plan which have been completed and approved plans not yet completed was calculated according to the increase in the Company's sales, over and above the sales before the start of the investments.

Hi-Tex - Hi-Tex has 3 approved plans under the grants track. The benefit period of two of the plans has ended, and as such the income resulting from these investments is liable to the usual tax rates of companies in Israel. The ratio between the income produced from these investments is calculated according to the increase in the Company's sales over and above the sales prior to the start of these investments. The benefit period of the additional approved plans has not yet ended. In addition, Hi-Tex has a fourth plan in the framework of Amendment 60 of the Law (hereinafter: "the Amendment"), under the Alternative Track Law. Under the alternative track, the benefit period starting date was set as from the year in which taxable revenue is first generated by the approved enterprise, provided that 12 years have not elapsed since the start of the elective year. The Company is entitled to a tax exemption during the benefit period (10 years)

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law”)(Contd.)

The basic condition for receiving the benefits under this track is that the enterprise is "a competitive enterprise".

Another condition for receiving the benefits under the alternative track is a minimum qualifying investment. This condition requires an investment in the acquisition of productive assets such as machinery and equipment, which must be carried out within three years. The minimum qualifying investment required for plant expansion is the higher of NIS 300 thousand and an amount equivalent to the "qualifying percentage" of the value of the productive assets. Productive assets that are used by the plant but not owned by it will also be viewed as productive assets.

The qualifying percentage of the value of the productive assets is as follows:

The value of productive assets before the expansion (NIS in millions)	The new proportion that the required investment bears to the value of productive assets

Up to 140	12%
140 - 500	7%
Over 500	5%

The income qualifying for tax benefits under the alternative track is the taxable income of a company that has met certain conditions as determined by the Law ("a beneficiary enterprise"), and which is derived from an industrial enterprise or a hotel. Amendment 60 to the Law specifies the types of qualifying income that is entitled to tax benefits under the alternative track both in respect of an industrial enterprise and of a hotel, whereby income from an industrial enterprise includes, among others, revenues from the production and development of software products and revenues from industrial research and development activities performed for a foreign resident (and approved by the Head of the Administration of Industrial Research and Development).

The Hi-Tex enterprise has chosen 2007 as its elective year. Furthermore, on June 30, 2008 an application for a pre-ruling was filed with the Income Tax Professional Department, requesting beneficiary enterprise status and determination of 2007 as the elective year ("the application for a pre-ruling").

In January 2009 the Group placed all of the active wear and intimate apparel operations under Hi-Tex founded by Tefron Ltd. To this end, Tefron transferred most of its assets to Hi-Tex against allotment of additional Hi-Tex shares, and in a tax-exempt transaction, pursuant to Section 104 of the Israeli Income Tax Ordinance as detailed in Note 18 d. below.

In view of this, Tefron applied to the Investment Center to endorse its letter of approval to Hi-Tex. In addition, Hi-Tex updated the application for a pre-ruling accordingly.

Macro – Macro has chosen 2005 as the elective year under the alternative track, pursuant to the Directives of Section 51d of the Law for the Encouragement of Capital Investments – 1959. The Company informed the Assessing Officer of its choice in its letter of December 27, 2006.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

a.	Tax laws applicable to Group companies (Cont.)

Amendment to the Law for the Encouragement of Capital Investments – 1959

In December 2010, the Knesset passed the Law for the Economic Policy for the Years 2011 and 2012 (Legislative Amendment) – 2011, which sets forth, inter alia, amendments to the Law for the Encouragement of Capital Investments – 1959 (hereinafter: "the Law"). The implementation of the amendment is from January 1, 2011. The amendment changed the benefit tracks in the law and applies a uniform tax rate on all of the Company's preferred income. As from the 2011 tax year, the Company is entitled to choose, (without the possibility to change its choice), whether to have the amendment apply to it, and as from that tax year for which the choice is made, the amended tax rate will apply. According to the amendment to the law, the tax rates are as follows: In 2011 and 2012 15% (Development area A – 10%), in 2013 and 2014 12.5% (Development area A – 7%), and in 2015 and thereafter 12% (Development area A" 6%).

Correct as of the date of publishing the financial statements, the Company did not make a decision on the transition to applying the amendment, and in light of this did not change its deferred taxes balances as of December 31, 2010.

This evaluation of the Company may change in the future.

The Law for the Encouragement of Industry (Taxes), 1969

The Company and its subsidiaries in Israel are "industrial companies" in conformity with the Law for the Encouragement of Industry (Taxes), 1969, and by virtue of this law they are entitled to claim increased rates of depreciation, consolidated refund of taxes and an allowable reduction for tax purposes over a period of three years of the costs of listing shares for trading.

b.	Tax rates applicable to the income of the companies of the Group:

The rate of corporate tax in Israel is as follows:  in 2008 - 27%, in 2009 - 26%, in 2010 - 25%.  Tax at reduced rate of 25% applying to capital gains accrued from January 1, 2003, and this instead of the regular tax rate.  In July 2009, the "Knesset" passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which sets forth, inter alia,, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax starting 2011 to the following tax rates: in 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

The effect of the abovementioned change on the balances of deferred taxes has been a decrease in loss of approximately $888 thousand which was recorded to taxes on income in 2009.

The tax rate on a subsidiary in the United States is 34%.

El-Masira is incorporated in the Free Trade Zone in Jordan, and is taxed according to tax laws applicable in Jordan. The statutory tax rate in the Free Trade Zone in Jordan, for the industry in which the Group is engaged, is 0%.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

c.	Final tax assessments

The Company and its subsidiaries operating in Israel have final tax assessments up to and including the 2005 tax year. The main subsidiaries operating outside Israel have final tax assessments until 2008.

The Company is subject to provisions of Income Tax Law (Rules for Bookkeeping by Companies with Foreign Investments and Certain Partnerships and Determining their Taxable Income), 1986. In accordance with the aforementioned regulations, the Company reports on taxes on income in accordance with provisions concerning bookkeeping, in US dollars.

d.	Carry- forward losses for tax purposes and other temporary differences

Tefron, Hi-Tex and Macro have carry-forward losses for tax purposes as of December 31, 2010 amounting to $49,823 thousand, which may be used over an unlimited period. In respect of said balances and other deductible temporary differences relating to employee benefits and provision for doubtful debts, the Company recorded in its financial statements deferred tax assets amounting to $6,959 thousand (because of their expected utilization as a result of a reserve for deferred taxes of $5,951 thousand, mainly fixed assets, and due to the expectation of realizing them in a subsidiary against taxable income). The Company has carry-forward losses for tax purposes amounting to $28,860 thousand which, no deferred tax asset has been created for them in the absence of any expected utilization of them in the foreseeable future.

e.	Deferred taxes

Composition:

	Balance sheets		Statements of income
	December 31		For the year ended December 31
	2010	2009	2010	2009	2008
	$ thousands		$ thousands
Deferred tax liabilities

Property, plant and equipment	(7,069)	(10,649)	3,580	2,520	(274)
Revaluation of financial derivatives	-	(38)	-	-	-
Actuarial profit for defined benefit plan	-	(42)	-	-	-
Surplus cost for acquisition of operations	(117)	(158)	41	119	48
	(7,186)	(10,887)
Deferred tax assets

Losses transferred for tax purposes	7,633	8,528	(976)	3,138	5,021
Provision for doubtful accounts	201	230	(29)	(11)	216
Employee benefits	284	431	(147)	(436)	242
Financial assets available for sale	-	27	-	-	-
Actuarial loss for a defined benefit plan	40	-	-	-	-
	8,158	9,216
Deferred tax income (expenses)			2,469	5,330	5,253
Deferred tax assets (liabilities), net	972	(1,671)

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

e.	Deferred taxes

Composition:

Deferred taxes are presented in the balance sheet as follows:

	December 31
	2010	2009
	$ thousands

Non-current assets	972	1,409
Non-current liabilities	-	(3,080)
	972	(1,671)

The deferred taxes are computed at the average tax rate of 21.7% (2009-23.5%) based on the tax rates that are expected to apply upon realization.

Taxes on income related to items carried to equity:

	December 31
	2010	2009	2008
	$ in thousands

Loss from investment in securities available for sale	-	(27)	-
Actuarial gain (loss from a defined benefit plan	40	108	(66)
Gain from cash flow hedging transactions	-	38	8
	40	119	(58)

f.	Tax benefits (expenses) included in statements of income
	December 31
	2010	2009	2008
	$ in thousands

Deferred taxes, see also (e) above	2,469	5,330	5,253
Taxes in respect of previous years	-	-	(576)
	2,469	5,330	4,677

The Company does not intend to distribute dividends which would create a tax liability on its income from an "approved enterprise".

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 16: Income taxes (Cont.)

g.	Theoretical tax

Reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in the statement of income are as follows:

	Year ended December 31
	2010	2009	2008
	$ thousands

Loss before taxes on income	(25,155)	(22,723)	(22,256)

Statutory tax rate	25%	26%	27%

Tax benefit computed at the statutory tax rate	(6,289)	(5,908)	(6,009)

Increase (decrease) in taxes on income resulting from the following factors:
Non-deductible expenses for tax purposes	55	155	379
Losses for which no deferred taxes were recorded	3,788	192	146
Update of deferred tax balances due to changes in tax rates	-	500	-
Taxes in respect of previous years	-	-	576
Other	(23)	(269)	231
Taxes benefit	(2,469)	(5,330)	(4,677)

Average effective tax rate	9.8%	23.5%	21.0%
Note 17: Contingent liabilities, contracts and liens

a.	Contingent liabilities

1.
According to the law for the Encouragement of Capital Investments, 1959, the Company and its subsidiaries received grants according to their investments in enterprises. The receiving of the grants is conditioned on applying all of the conditions in the application for a pre-ruling and also that at least 30% of the investments will be financed by the outstanding share capital. Lack of applying the conditions in the application for a pre-ruling will result in the return of the grants with an addition of interest and linkage differences from the date of the grant. In the Company's and its subsidiaries' opinion, they apply the conditions regarding receiving the grant.

In order to fulfill the conditions related to receiving the investment grants, the Company and its subsidiaries recorded floating liens on their entire assets, in favor of the State of Israel.

2.	Legal proceedings

a.
On November 15, 2006, a former employee of the Company filed claims with the District Court and with the Labor Court against the Company, a serving Board member of the Company and two former Board members of the Company. The plaintiff was convicted and jailed in Egypt in November 1996 on charges of spying, while in Egypt on Company business. The plaintiff claims a direct link exists between his arrest in Egypt and his employment by the Company in Egypt. The claim filed with the District Court and with the Labor Court amounts to $2,000 thousand.

Group management estimates, based on the opinion of legal counsel, that the claim is without merit, hence no provision was made for this claim.

As of the report date, the claim is in the evidence stage and the next court session was set for April 2011.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 17: Contingent liabilities, contracts and liens (Cont.)

2.	Legal proceedings (Cont.)

b.
Two legal claims were lodged against the Company by two former employees. The total amount of the claims amounted to $318 thousand. The claims were lodged due to claims regarding the termination of the working relations. At this stage, the claims are in their preliminary stages.

Group management estimates, based on the opinion of legal counsel, that the provisions included in its financial statements are sufficient to cover potential damage caused to it, if any, from those claims. These provisions were presented in the statements of income under "general and administrative expenses".

c.
A claim has been filed against the Company by a former supplier for 280 thousand euros for materials whose production the Company ordered did not pay the consideration and cancelled one order after the production was completed. In January 2011, the Company signed a compromise agreement with the former supplier. According to the agreement, the Company will pay the former supplier 150 thousand Euros. The Company expressed this compromise in its financial statements in the general and administrative expenses item in the statement of income.

d.
A claim was filed against the Company by a former supplier for $185 thousand due to the Company's debts, the former supplier claims, for work carried out by the former supplier. At this stage, the parties are waiting for a court hearing due to the early stage of the claim and based on the opinion of the legal counsel, it is not possible to estimate the chances of the claim. The provisions included in the financial statements are sufficient to cover any possible damage caused to it, if any, from this claim. These provisions are recorded in the general and administrative expenses in the statement of income.

b.	Commitments

Commitment to make rent payments

The facilities of the Company and most of its subsidiaries are located in buildings leased for various terms ending between 2012 and 2019.
The aggregate minimum rent commitments under non-cancelable leases as of December 31 are as follows:

	2010	2009
	$ thousands

Year 1	2,038	2,172
Year 2	1,923	1,970
Year 3	1,816	1,875
Year 4	1,816	1,875
Years 5 and thereafter	8,490	9,758
	16,083	17,650

c.	Liens

1.
All liabilities to banks are secured by a floating lien on the Company's and the subsidiaries' existing and future assets, which permits the Company to dispose of assets in the normal course of business.

2.
To secure compliance with conditions of the "approved enterprise" status granted to the Company and its subsidiaries pursuant to the Capital Investment Promotion Act, 1959, the Company and its subsidiaries have pledged floating liens for an unlimited amount on all their assets in favor of the State of Israel.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 18:  Capital

a.	Nouvelle Transaction

On December 30, 2010, the transaction was completed in the framework of which, inter alia, the Company acquired the operations in the field of women’s intimate wear products of Intimes Nouvelle Seamless Inc. (hereinafter: "Nouvelle") a manufacturer using the seamless technology, and this against the private placement to Nouvelle of 600,000 ordinary shares of the Company which comprise 9.6% of the Company's issued and paid-up share capital and voting rights in it (8.2% fully diluted). In addition, a total amount of $5,813,000 was invested by: invested by (i) Litef Holdings Inc. (hereinafter: "the Nouvelle Investors"); (ii) Mivtach Shamir Holdings Ltd. (hereinafter: "Mivtach Shamir"); (iii) Zilkha Partners, L.P.; (iv) Fima Trust; and (v) Rimon Investments Master Fund L.P. (hereinafter jointly: "the Investors" and the "Transaction". respectively).

The following are the condensed details of the main agreements, in the framework of this transaction:

a)
An agreement between the Company and Nouvelle according to which the Company will acquire from Nouvelle its operations in the field of women’s intimate wear products manufactured using the seamless technology in consideration for an allotment of 600,000 ordinary shares of the Company, which will comprise immediately after the allotment (subject to fully completing the transaction) 9.2% of the Company's issued capital and voting rights in it (7.9% fully diluted).

b)
An agreement between the Company and the Nouvelle investors, according to which the Nouvelle investors will invest an amount of $3,313,000 in consideration for an allotment of 1,577,619 ordinary shares of the Company (at a price of $2.1 per share) which will comprise immediately after the allotment (subject to fully completing the transaction) 24.1% of the Company's issued capital and voting rights in it (20.8% fully diluted).

c)
An agreement between the Company and Mivtach Shamir, according to which Mivtach Shamir will invest in the Company an amount of $1,300,000 in consideration for an allotment of 619,047 ordinary shares of the Company (at a price of $2.1 per share) which will comprise immediately after the allotment (subject to fully completing the transaction) 9.5% of the Company's issued capital and voting rights in it (8.2% fully diluted).

d)
An agreement between the Company and Rimon, according to which the Rimon Group will invest an amount of $1,200,000 in consideration for an allotment of 571,428 ordinary shares of the Company (at a price of $2.1 per share) which will comprise immediately after the allotment (subject to fully completing the transaction) 8.7% of the Company's issued capital and voting rights in it (7.5% fully diluted).

e)
A consulting agreement between Tefron USA Inc., a subsidiary of the Company (hereinafter: "the Subsidiary") and Nouvelle (or any other company on behalf of Mr. Willy Lieberman) that will grant to the subsidiary sales, marketing and management services in North America through Mr. Willy Lieberman, who today serves as the Senior Vice President in Nouvelle.

f)
An option agreement between Ben and Martin Lieberman according to which they will be allotted (or a company for them) 450,000 option warrants (225,000 option warrants each) which can be exercised to up to 450,000 ordinary shares of the Company, which will comprise immediately after the allotment (subject to fully completing the transaction) 6.4% of the Company's issued capital and voting rights in it on the assumption of exercising these option warrants only for the Company’s  shares (6% fully diluted). The option warrants will vest subject to the Company meeting the sales targets.

g)
An agreement to grant registration rights according to which the Company will undertake to submit to the Securities Authority of the United States (hereinafter: "the SEC") a document to register in the US the shares to be allotted to the investors in the framework of the transaction, and of the shares allotted to Ta Top Limited Partnership and to Mivtach Shamir, according to a decision of the General Meeting of shareholders of the Company on February 24, 2010, and as reported on the actual allotment on March 28, 2010.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 18:  Capital (Cont.)

a.	Nouvelle Transaction (Cont.)

h.
A mutual agreement to provide and receive services was signed between the Company and Lamour Global Inc. Limited (hereinafter: "Lamour")  a private company incorporated in Hong Kong and connected to the Lieberman Family which holds Nouvelle's issued and paid-up share capital, according to which the Company and Lamour will assist one another in locating new customers and locating suppliers, including sub-contractors and supervising them, and all in consideration for a commission which will be calculated as a percentage of the relevant service components determined in the service agreement. This agreement was signed on the date of completing the transaction and its implementation is subject to the approval of the Company's lending banks.

i.
As part of the transaction, three additional directors will be appointed to the Company, when one of these directors is Mr. Guy Shamir, the son of Meir Shamir (the indirect controlling shareholder in Mivtach Shamir). Each of these directors will be entitled to direct compensation, indemnity and insurance for serving as directors in the Company. In addition, in the framework of the transaction, the Company will purchase a run-off insurance policy (a policy for a 7-year period) to cover the responsibility of directors and officers as a result of the Nouvelle transaction which constitutes as a transaction-ending event. Moreover, as part of the transaction, the responsibility of Messrs Ishay Davidi, Meir Shamir and Guy Shamir, as directors of the Company, will be covered in the framework of the Company's directors and officers' insurance policy, and in the framework of the run-off insurance policy.

On December 30, 2010, the transaction was completed and accordingly the Company allotted ordinary shares of the Company to the investors comprising 51.5% of the Company's issued and paid up share capital and voting rights in it (50.4% fully diluted) against a total amount of $5,813,000  transferred to the Company.

b.	Prospectus for issuing rights, shelf prospectus and private placement

On February 26, 2010, the Company published a rights offering prospectus to the Securities Authority in the USA and a prospectus for issuing rights to the Securities Authority and the Tel Aviv Stock Exchange. In the prospectus, the Company published an offer to the public by way of rights, of 1,578,975 ordinary shares with a par value of NIS 10 each of the Company, offered at a price of $3.8 per share. The shares were issued by way of rights to the shareholders of the Company at a ratio of 1 credit unit for every 1.406 shares.

After Norfet informed the Company that it will not be able to participate in the rights offering due to regulatory constraints, the Company chose to raise this amount through a joint process of issuing rights and making a private complementary offer to Norfet and/or anyone on its behalf (hereinafter: "Norfet"), when Norfet undertook to invest in the Company against a private placement of shares, for an amount which will complete the total raising by the Company in the framework of the rights offering and private placement to Norfet to $4 (four) million.

In the context of the rights offering, the Company raised an amount of $2,867 thousand from its shareholders against the allotment of 754,384 ordinary shares of the Company. In the framework of the private placement the Company raised an additional amount of $1,133 thousand. In total the Company raised during March 2010 a gross amount of $4 million.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 18: Capital (Cont.)

b.	Prospectus for issuing rights, shelf prospectus and private placement (Cont.)

Furthermore, on February 26, 2010, the Company published a shelf prospectus of:

(a)	Up to 3,000,000 ordinary shares of NIS 10 par value each of the Company.

(b)	Up to 10 series of convertible bonds, when each of the series of the bonds will have a total par value of up to NIS 500,000,000 and is repayable in one payment or in a number of equal installments.

(c)
Up to 10 series of option warrants, when each of the series of the option warrants will include not more than 3,000,000 option warrants which can be exercised in such a way that every option warrant can be exercised to 1 ordinary share of NIS 10 par value of the Company, against payment in cash of the exercise price linked to the index.

(d)
Up to 10 series of option warrants, when each of the series of the option warrants will include not more than 200,000,000 option warrants which can be exercised in such a way that every option warrant can be exercised to 1 ordinary share of NIS 100 par value of bonds from Series A up to Series T of the Company, against payment in cash of the exercise price linked to the index and –

(e)
Up to 10 series of commercial securities (Series 1 to 10), when each of the series of these commercial securities will have a par value of NIS 500,000,000 and are for repayable in one or more installments.

c.	Increasing the authorized capital

On December 29, 2010, a Special General Meeting of the Company's shareholders approved an increase in the authorized capital of the Company from 6,999,550 ordinary shares of NIS 10 par value each to 10,000,000 ordinary shares of NIS 10 value each.  The Company's Memorandum and Articles of Association were amended accordingly.

d.	Consolidation of the Company's shares

On January 20, 2009, a Special General Meeting of the Company approved the consolidation of Company shares, such that 10 ordinary shares of NIS 1 par value each would be converted into 1 ordinary share of NIS 10 par value each. The effective date for the purpose of this split was January 22, 2009 on the start of trading on the Tel Aviv Stock Exchange. Earnings (loss) per share were retrospectively adjusted in the Company's financial statements.  Furthermore, the General Meeting of shareholders approved an increase in the Company's authorized share capital, from 49,995,500 shares of NIS 1 par value each to 69,995,500 shares of NIS 1 par value each, at values prior to the consolidation of share capital, or from 4,999,550 shares of NIS 10 par value each to 6,999,550 ordinary shares of NIS 10 par value each in values subsequent to the consolidation of the shares. The Company's Memorandum and Articles of Association were amended accordingly.

e.	Share capital composition

	December 31, 2010			December 31, 2009
	Authorized	Issued	Paid-up	Authorized	Issued	Paid-up
	Number of shares			Number of shares
Ordinary shares of NIS 10 par value each	10,000,000	6,541,736	6,441,996	6,999,550	2,220,039	2,120,299

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 18: Capital (Cont.)

f.	Rights conferred by shares

Ordinary shares

1.	Voting rights at the General Meeting, right to dividends, rights upon liquidation of the Company and right to appoint directors in the Company.

2.	Traded on the Tel Aviv Stock Exchange.

On December 22, 2008, Company shares were suspended from trading on the New York Stock Exchange (NYSE) for failure to meet quantitative listing conditions, which include a requirement of average market capitalization of no less than $25 million over a period of 30 trading days.  Shortly afterwards, Company shares started being traded on the OTC.

g.	Treasury shares

As of the balance sheet date, Tefron Holdings (98) Ltd., a wholly-owned subsidiary of the Company, holds 99,740 Company shares, which constitute 4.49% of Company shares and whose cost is $7,408 thousand. The investment in these shares is recorded according to the "treasury shares" method in the equity.

The shares are pledged to a bank to secure a loan received.

Other capital reserves

Capital reserve for hedges

The reserve serves to record profits and losses (less the tax effect) from the effective hedging of cash flows.

In 2010 no capital reserve from net profit from hedging cash flows which was recognized during the year was recorded (2009 – profit of $115 thousand).

Capital reserve for transactions with a controlling shareholder

Assets and liabilities on which there was a transaction between the Company and a controlling shareholder in it or between companies under the same control are recognized on the date of the transaction at their fair value. The difference between the fair value and the consideration determined in the transaction is recorded to equity. A credit difference of $190 thousand was created for a debt for management fees to the controlling shareholder which was waived to the Company. A debit difference is a type of dividend and therefore reduces retained earnings. A credit difference is a type of shareholder’s investment and therefore is presented in a separated item in shareholders equity “Capital Reserve for Transactions with a Controlling Shareholder”.

h.	Capital management in the Company:

The Company's capital management objectives are:

1.	To preserve the Group's ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by pricing of products and services adjusted to the level of risk in the Group's business activity.

The Company acts to achieve a return on capital at a level that is customary in the industry and markets in which the Company operates. This return is subject to changes depending on market factors in the Company's industry and business environment. The Company is required to have tangible equity as defined in the amendment of the agreement with the banks described in clause 13c above, a minimum of $28 million in the framework of the financial covenants included in the agreements with the banks in connection with providing loans and is not subject to any demands relating to achieving a certain yield on capital. In 2010 and 2009 the Company had a negative yield on capital.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 19: Share-based payment

a.	Expense recognized in financial statements

The expense recognized in the Company’s financial statements for services rendered by its employees and Board members is presented in the following table:

	For the year ended December 31
	2010	2009	2008
	$ thousands
Compensation relating to options granted to employees and directors	280	171	240
Compensation related to options granted to an employee in a subsidiary	-	-	247
Total expense arising from share-based payment transactions	280	171	487

Share-based payment transactions granted by the Company to its employees are described below. During 2010, 2009 and 2008, there were no modifications or cancellations in the said benefit plans to employees.

b.	Share-based payment plan to Company's employees and executives

1.	Option plan to managers and employees of the Company

In September 1997, the Company's Board of Directors adopted a share option plan in which options to acquire ordinary shares would be granted to Board members, executives, employees and consultants of the Company.  Entitlement to exercise most of the options vests after a period of three years to four years and will expire after ten years from the date of their granting or on the discontinuation of the employee’s employment. The options plan was originally set for ten years, and in March 2008 was extended for a further ten years – until March 1, 2018.

On August 17, 2010, the Company's Board of Directors, after the approval of the Audit Committee, approved granting 70,376 option warrants which can be exercised to 70,376 ordinary shares of NIS 10 par value each, to five senior officers in the Company, who are not interested parties in the Company and will not become interested parties in the Company after the grant. The allotment of the option warrants to the Offerees was done in accordance with the employees' options plans. The entitlement to exercise the options will be over a period of 3 years, as from the date of granting, and expires 10 years from the date of the granting. The market value of the Company's shares on the granting date was $1.5. The exercise price for each of the option warrants was set at $3.8. The benefit value inherent in the granting these options, in accordance with the share price from the trading date on the stock exchange aggregates an amount of $38 thousand. Therefore, the Company recorded an expense of $9 thousand in 2010. This expense was presented in the general and administrative expenses item in the statement of income.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 19: Share-based payment

b.	Share-based payment plan to Company's employees and executives (Cont.)

1.	Option plan to managers and employees of the Company (Cont.)

a.
On November 15, 2009, the Company's Board of Directors approved the granting of 54,000 option warrants (not listed for trading), which can be exercised to 54,000 ordinary shares of NIS 10 par value each, to five senior officers in the Company, who are not interested parties in the Company and will not become interested parties after the grant. The allotment of the option warrants to the Offerees was done in accordance with the employees' options plans. The entitlement for exercising the options will be over a period of 3 years, as from the date of employment of each of the Offerees (excluding regarding one offeree which vesting period starts on the date of granting the option warrants). The exercise price to each of the options will be the higher of: (a) $5.06 which is the closing price of the Company's share on the date in which the Board of Directors' decision was made; (b) average closing prices of the Company's shares on the stock exchange in the 10 days of trading ending on the date of the Board of Directors' decision regarding the granting.

The market value of the Company's shares on the granting date was $5.06. The benefit value inherent in the granting of these options, in accordance with the share price on the trading date on the stock exchange aggregates an amount of $73 thousand. Therefore, the Company recorded an expense of $142 thousand and $6 thousand in 2010 and, respectively 2009. This expense was presented in the selling and marketing expenses and general and administrative expenses item in the statement of income.

b.
As a result of the rights offering mentioned in clause 18b above, the Company's Board of Directors approved crediting the holders of 130,740 option warrants allotted, or that the Company gave an undertaking to allot them in such a way that at the time of exercising the option warrants, the holders of these option warrants will be entitled to one additional exercise share for every 1.406 option warrants being exercised by them subject to paying utilization fee of $3.8.

2.	Options to the Company's CEO

On January 17, 2010, the Company's Board of Directors, further to the approval of the Company's Audit Committee, approved granting 100,000 option warrants which can be exercised to 100,000 ordinary shares of NIS 10 par value each, to the Company's CEO.  The allotment of the option warrants to the CEO is done in accordance with the Company's options plan. The entitlement for exercising the options is over a period of 3 years, as from the date of the start of employment of the CEO and expires after 10 years from the date of the granting. The market value of the Company's shares on the date of granting was $4.0. The exercise price for each of the option warrants was set at $3.8. Therefore, the Company recorded an expense of $115 thousand in 2010. This expense was presented in the selling and marketing and in the general and administrative expenses items in the statement of income.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 19: Share-based payment (Cont.)

b.	Share-based payment plan to Company's employees and executives (Cont.)

3.	Options to the Chairman of the Board of Directors

On December 29, 2010, the Chairman of the Board of Directors was granted 47,605 options which can be exercised at a ratio of 1:1, at an exercise price of $2.10 per share. The entitlement to exercise them is over a period three years starting on December 2010, and expires 10 years from the date of their granting. The market value of the Company’s shares on the date of granting was $3.72. The value of the benefit inherent in granting these options, in accordance with the share price on the date of the Company's trading from the stock exchange aggregated $110 thousand. In 2010 the Company did not record an expense for this benefit.

4.	Options granted to controlling shareholders

On December 31, 2010, the Company granted to two controlling shareholders 450,000 options (225,000 option warrants each) to acquire up to 450,000 ordinary share of the Company. The entitlement to exercise them is over a three-year period as from December 2010 and will expire three years from the date of their granting. The option warrants will vest subject to the Company's meeting its sales targets and EBITDA. The Company made a calculation of the value of the options based on the sales forecasts. These option warrants were granted in the framework of the Nouvelle transaction, as detailed in Note 18a.

The fair value of the options is estimated on the date of their granting using the Black & Scholes Model in accordance with the terms and data, according to which the share options were granted. The benefit value inherent in granting these options, according to the price of the share on the date of trading on the stock exchange, aggregated $476 thousand. In 2010, the Company did not record expenses for these options in its financial statements.

5.	Stock options granted to a former employee of a subsidiary

On June 11, 2008, the Company granted to an employee of a subsidiary options to purchase 62,800 shares of the subsidiary at an exercise price of $11.94 per share. All of these options vested immediately and could be exercised as of the date of the grant. The options expire four years from the date of the grant. The Company recorded expenses amounting to $247 thousand in the statements of income in 2008. This expense is presented under "general and administrative expenses. On May 28, 2009, the Company's Board of Directors approved a change in the employment agreement with a senior employee in a subsidiary. Pursuant to this agreement, all of the options to purchase the shares of the subsidiary, which were granted to the employee on December 27, 2007, were cancelled. In addition, the employee's salary conditions were updated. On July 7, 2009 this senior employee notified that he was terminating his connection with the Company.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 19: Share-based payment (Cont.)

c.	Movement during the year

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee option plans during the current year:

	As of December 31, 2010		As of December 31, 2009
	Number of stock options	Weighted average exercise price ($)	Number of stock options	Weighted average exercise price ($)
Outstanding at January 1	220,229	32.7	195,857	46.1
Granted during the year	827,981	3.4	54,000	5.3
Forfeited or expired during the year	(69,000)	23.4	(29,628)	57.5
Exercised during the year	-	-	-	-
Outstanding on December 31	979,210	8.3	220,229	32.7
Exercisable on December 31	276,502	21.1	131,229	44.2

d.	The weighted average remaining contractual term of the share options as of December 31, 2010 is 3.1 years (2009 – 3.4 years).

e.	The range of exercise prices of the share options as of December 31, 2010 stands at $2.1-$117.6 (2009 $5.3 – $117.6).

f.	Measurement of the fair value of options settled with capital instruments

The Company uses the Black-Scholes model to measure the fair value of options to shares settled with capital instruments. The measurement is made on the date of granting the options for shares settled with capital instruments.

The following table lists the data used for the fair value measurement of options for shares settled with capital instruments according to the Black Scholes option pricing model, for the above plan:

2010

Dividend yield for the share (%)	0.0
Expected volatility of the share prices (%)	68.0
Risk-free interest rate (%)	1.5
Average life expectancy of share options (years)	6
Weighted average share price ($)	1.75

Based on the above data, the fair value of the options granted in 2010 was calculated at $1,060 thousand on the grant dates.

The expected life of the share options is based on historical data and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonably indicative of expected future trends.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 20: Supplementary information to statements of income items

		For the year ended December 31
		2010	2009	2008
		$ thousands
a.	Cost of sales, net (*)
	Materials (**)	45,944	64,649	93,705
	Payroll and benefits	13,177	17,615	26,193
	Sub-contracted work	7,993	10,733	18,432
	Depreciation	8,908	8,260	8,284
	Other production expenses	9,830	13,681	20,256
		85,852	114,938	166,870

	Increase in work-in-progress and finished goods inventories	865	4,401	687
		86,717	119,339	167,557
	(*) Including development costs, net (less a governmental grant of $1,145 thousand in 2010 and $167 thousand in 2009)	4,743	8,242	8,058

	(**) Including provision for inventories writ- off	3,065	2,808	4,523

b.	Selling and marketing expenses
	Salaries and benefits	5,526	5,854	5,831
	Transport, export and distribution	2,049	3,114	6,336
	Overseas office maintenance	1,732	1,911	1,095
	Other	2,543	2,963	3,697
		11,850	13,842	16,959
c.	General and administrative expenses
	Salaries and benefits	1,790	2,021	3,264
	Office maintenance	464	384	535
	Consulting	1,320	1,054	1,109
	Allowance for bad and doubtful debts	232	4	814
	Others	244	316	684
		4,050	3,779	6,406

d.	Other expenses (income)
	Loss (reversal of loss) from impairment of fixed assets, net
	(see Note 7)	6,260	(496)	2,135
	Capital loss from the sale of fixed assets	142	-	-
	Restitution of mutual fund to employers (1)	(159)	-	-
		6,233	(496)	2,135

(1)
On December 21, 2010, the Company received repayment of participation fees of a total amount of $169 thousand from the mutual fund of employers as a refund for participation fees which were paid by it to the fund. The refund was paid subject to the Company's undertaking to return these amounts, or part thereof, in certain cases whose likelihood, in the Company's opinion, is low.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 20: Supplementary information to statements of income items (Cont.)

		For the year ended December 31
		2010	2009	2008
		$ thousands
e.	Financial revenues (expenses)

	Financial revenues
	Interest revenues from bank deposits and securities available for sale	30	249	102
	Net change in fair value of financial assets available for sale	-	-	200
	Net foreign exchange gain	-	1,388	17
	Net change in fair value of cash flow hedging transferred from equity	-	110	-
		30	1,747	319
f.	Financial expenses
	Financial expenses due to short-term credit	306	62	402
	Interest expense on financial liabilities measured at amortized cost	537	816	1,126
	Net loss from change in foreign exchange rates	573	-	-
	Net change in fair value of financial assets available for sale	-	-	553
	Bank expenses, hedging-related expenses and other expenses	963	1,381	1,266
		2,379	2,259	3,347

Note 21: Net earnings (loss) per share

a.	Details of number of shares and earnings (loss) used to calculate earnings (loss) per share:

	For the year ended December 31,
	2010		2009		2008
	Weighted average number of shares	Loss attributed to equity holders of the Company	Weighted average number of shares	Loss attributed to equity holders of the Company	Weighted average number of shares	Loss attributed to equity holders of the Company
	Thousands	$ thousands	Thousands	$ thousands	Thousands	$ thousands
Amounts of shares and losses to calculate basic loss	2,939	(22,686)	2,629	(17,393)	2,629	(17,579)

	-	-	-	-	-	-
Impact of potentially dilutive ordinary shares amounts used to calculate diluted earnings (loss) per share	2,939	(22,686)	2,629	(17,393)	2,629	(17,579)

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 22: Operating segments

a.	General

Group companies are engaged in two business segments:

Seamless apparel ("Seamless")	-	Design, development, manufacturing and sale of intimate apparel, and active wear using the "seamless" method.

Knitted apparel ("Cut & Sew")	-
Design, development, manufacturing and sale of intimate apparel and active wear using the "cut & sew" method. Design and manufacturing are mostly carried out in Israel, in Jordan and in the far east, and finished goods are mostly sold in the USA and Europe.

The Company's two business segments are carried out in a number of principal geographic areas in the world. In Israel, where the Company and its subsidiaries Hi-Tex and Macro are located, the design, development, manufacturing and sale activities of intimate apparel, active wear and swimwear are carried out; and the sale of intimate apparel, active wear and swimwear. In the subsidiaries Tefron USA and Tefron UK the marketing and selling activities are carried out.

The Company reports the information according to IFRS 8 based on information that is reviewed by the Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated and assess its performance. The Chief Operating Decision Maker is the Company's CEO. Accordingly, based on criteria set in IFRS 8, and the available financial information reviewed by the CEO, the Company determined that it operates in two reportable segments of activities.

Group financing (including financial costs and incomes) and taxes on income are managed on a group basis and are not allocated to segments.

b.	Main reporting on operating segments:

	For the year ended December 31, 2009
	Seamless	Cut & Sew	Total
	$ thousands
External revenues	52,850	33,194	86,044
Segment results	(16,278)	(6,528)	(22,806)
Financial expenses, net			(2,349)
Tax benefit			2,469
Loss			(22,686)
Segment assets	66,142	16,610	82,752
Segment liabilities	39,603	7,239	46,842
Long-term asset acquisition costs	99	14	113
Depreciation and amortization	7,204	2,299	9,503

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 22: Operating segments (Cont.):

b.	Main reporting on operating segments (Contd.):

	For the year ended December 31, 2009
	Seamless	Cut & Sew	Total
	$ thousands
External revenues	62,306	53,232	115,538
Segment results	(13,197)	(7,729)	(20,926)
Other expenses			(1,285)
Financial expenses, net			(512)
Tax benefit			5,330
Loss			(17,393)
Segment assets	74,431	24,766	99,197
Segment liabilities	35,169	17,033	52,202
Long-term asset acquisition costs	457	229	686
Depreciation and amortization	6,419	2,837	9,256

	For the year ended December 31, 2008
	Seamless	Cut & Sew	Total
	$ thousands
External revenues	86,265	87,564	173,829
Segment results	(15,804)	(3,424)	(19,228)
Financial expenses, net			(3,028)
Tax benefit			4,677
Loss			(17,579)
Segment assets	99,012	32,720	131,732
Segment liabilities	40,721	27,266	67,987
Long-term asset acquisition costs	2,497	877	3,374
Depreciation and amortization	6,833	2,092	8,925

c.	Main reporting on operating segments

1.	Sales by geographic markets (based on customer location):

	For the year ended December 31
	2010	2009	2008
	$ thousands

North America	72,754	97,975	137,992
Europe	10,443	11,259	28,038
Israel	2,413	5,335	3,851
Others	434	969	3,948
	86,044	115,538	173,829

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 22: Operating segments (Cont.):

c.	Main reporting on operating segments (Contd.):

2.	Carrying amount of assets and long-term capital expenditures by geographical areas (based on asset location):

	Balance of non-current assets (*)		Long-term acquisition costs of assets
	as of December 31,		for the year ended December 31
	2010	2009	2010	2009	2008
	$ thousands

Israel	37,764	52,159	103	640	2,665
North America	2,607	3,126	10	43	17
Others	1,348	2,595	-	3	692
	41,719	57,880	113	686	3,374

(*)          Excluding deferred taxes, net and subordinated note receivable.

d.	Major customers

	For the year ended December 31
	2010	2009	2008
	$ thousands

Revenues from major customers	40,354	44,482	97,170

Customer A	38.7	32.7	32.7
Customer B	8.2	5.8	23.2
	46.9	38.5	55.9

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 23: Balances and transactions with interested parties and related parties

a.	Balances with interested parties and related parties

Composition:

As of December 31, 2010

	Linkage terms	Related parties	Key executives
	$ thousands

Trade payables
Other payables	Unlinked	1,819	29

As of December 31, 2009

	Linkage terms	Related parties	Key executives
	$ in thousands

Other payables	Unlinked	-	28

b.	Benefits to interested parties and related parties

	For the year ended December 31
	2009	2008	2007
	$ in thousands
Payroll and benefits for employees in the Company or on its behalf, including the CEO	568	354	461
Directors fees not employed by or on behalf of the Company	261	256	346
Management fees for those not employed by or on behalf of the Company	-	102	119

Number of beneficiaries of payroll and benefits

Related parties employed by or on behalf of the Company	1	1	2
Directors not employed by the Company	8	10	10
	9	11	12

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 23: Balances and transactions with related parties (Cont.)

c.	Transactions with related parties

For the year ended December 31, 2010

	Related parties	Party of interest	Executive officers
$ thousands
Cost of sales, net	-	-	-
General and administrative expenses	-	-	-

For the year ended December 31, 2009

	Related parties	Party of interest	Executive officers
	$ thousands

General and administrative expenses	-	102	611

For the year ended December 31, 2008

	Related parties	Party of interest	Executive officers
	$ thousands

General and administrative expenses	-	119	807

d.	Commitments

In April 2005, the Company entered into an agreement with a company which is a related party, whereby the Company pays an annual management fee amounting to $120 thousand. In January 2009, the related party informed the Company that it waives 15% of the amount of management fees due to it, for these management services, as from December 1, 2008 until December 31, 2009 – or until the Company returns to profitability, whichever earlier. The Company did not actually pay the related party since April 2008 and until December 31, 2009, aggregating an amount of $190 thousand. In addition, in the framework of the agreement between the Company and the three financing banks, the Company undertook not to distribute a dividend and not to pay management fees and/or any other payment of any sort whatsoever to the shareholders of any of them, and this as long as the loans that the financing banks will provide to the Company have not been repaid. For further details see Note 13b.

In this way actual fact the related party full waives management fees due to it, and this from the date of providing those loans by the banks in favor of the Company until full repayment of those loans.

Tefron Ltd.
Notes to Consolidated Financial Statements

Note 24: Events after the balance sheet date

a.	Discontinuation of production operations in the Cut & Sew field in Israel

On March 3, 2011, the Company decided on the discontinuation of its production operations in the field of Cut & Sew in Israel. This decision is due to a drop in the level of production in Israel of this field, until minimal production at the end of 2010. The drop in production in Israel was due to transferring production lines abroad and due to the discontinuation of the production of losing products. The Company is active in the development market and management of the Cut & Sew segment in Israel when the production is now being concentrated in countries in the Far East.

b.	Issuing options to other officers and employees

On March 28, 2011, the Company's Board of Directors approved granting of 79,000 option warrants which can be exercised to 79,000 ordinary shares of NIS 10 par value per each to other three officers and an additional eight employees of the Company, who are not interested parties in the Company and will not become interested parties after their issue. The allotment of option warrants to the offerees is done in accordance with the option plan to employees, officers and consultants of the Company. The right to exercise the options is vests over a period of three years starting March 28, 2011. The exercise price for each option will stand at: (a) $3.8, after being translated to NIS at the representative rate of exchange of the US dollar on the day prior to the issue date; (b) the price per share of the Company in the Tel Aviv Stock Exchange Ltd. on the date of the issue.

Tefron Ltd.
Appendix to Consolidated Financial Statements – List of subsidiaries

List of subsidiaries
	Shares conferring voting and dividend rights
	December 31, 2010, 2009 and 2008

Company name

Subsidiaries:

Hi-Tex, founded by Tefron Ltd.	100%	100%
Macro Clothing Ltd.	100%	100%
Tefron USA Inc., wholly-owned by Tefron US Holdings	100%	100%
Tefron UK Ltd., wholly-owned by Macro Clothing Ltd.	100%	100%
El-Masira Textile Co., wholly-owned by Tefron USA Inc.	100%	100%
Tefron Holdings (98) Ltd.	100%	100%
Tefron US Holdings Corp.	100%	100%
Tefron Holding Netherlands B.V.	100%	100%
Tefron Macro HK Ltd., wholly-owned by Macro Clothing Ltd	100%	100%